Form 10-K, Exhibit 13
period 1993-12-31
FOOTE CONE & BELDING COMMUNICATIONS INC
filed 1994-03-29
CIK 37931

                                                                      EXHIBIT 13

                               ABOUT THE COMPANY

     FCB was incorporated in Delaware in 1942, and in 1943 succeeded to an advertising business established in 1873.


ADVERTISING

FCB, through its wholly owned and partially owned companies, operates an advertising agency which analyzes the advertising needs of clients, plans and creates advertising for their products and services, and places such advertising for dissemination through various media such as television, radio, newspapers and magazines. In accordance with standard agency practice, the physical preparation of finished newspaper, magazine and television and radio advertising is performed by outside contractors under supervision by the Company. The Company also offers its clients such additional services as design and production of merchandising and sales promotion programs, public relations, and collateral services such as market and product research, package design, and trademark and trade name development.
    FCB operates fully staffed offices in the United States, Canada, Latin America, Asia and the Pacific. Together with its partner, Publicis Communication, the Publicis-FCB Communication group operates fully staffed offices in Europe. These international offices handle U.S.-based and foreign-based multinational advertising and national advertising assignments.
    FCB also provides specialized communications services to its clients. These services include direct marketing; sales promotion and design; and health care and yellow pages advertising.

REVENUES

The principal sources of FCB's advertising revenues are commissions and related fees earned on advertising placed with the various media. The Company generally purchases time and space from advertising media on behalf of its clients. The media bill FCB for the time and space, and FCB in turn bills its clients and pays the media less the agency commission, traditionally 15%.
    FCB receives production commissions from its clients for services, materials and talent furnished by independent contractors in the preparation and production of advertising. These commissions are customarily 17.65% of the independent contractor's charge (which is the equivalent of 15% of the gross billing for such charge). In addition, FCB receives from certain clients fees for various other services performed in connection with advertising, research and marketing studies and public relations activities. FCB performs services for national and international advertisers of consumer and industrial goods and services. During 1993 the ten largest clients accounted for approximately 45% of consolidated revenues (commissions and fees), and no single client accounted for as much as 10% of consolidated revenues.


- - - - - ----------------------------------------------------------------------------------------------------------------------
                                1989               1990               1991               1992               1993
- - - - - ----------------------------------------------------------------------------------------------------------------------
Media commissions
  Television and radio     $132,607    41%    $126,962    38%    $125,247    37%    $125,100    35%    $155,025    41%
  Newspaper and magazine     50,805    15       47,993    14       37,150    11       37,496    11       33,129     9
  Outdoor and other           3,266     1        3,046     1        7,624     2        3,323     1        3,146     1
- - - - - ----------------------------------------------------------------------------------------------------------------------
Total media commissions    $186,678    57%    $178,001    53%    $170,021    50%    $165,919    47%    $191,300    51%
  Production commissions     51,950    16       44,849    13       47,664    14       59,947    17       37,039    10
  Fees                       87,447    27      115,288    34      124,302    36      127,474    36      144,327    39
- - - - - ----------------------------------------------------------------------------------------------------------------------
                           $326,075   100%    $338,138   100%    $341,987   100%    $353,340   100%    $372,666   100%
======================================================================================================================
Table above sets forth the amounts, in thousands of dollars and percentages, of FCB's revenue derived from media commissions, production commissions and fees during the last five years.

                      UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results and per share data are as follows (amounts in thousands except per share data):

- - - - - -------------------------------------------------------------------------------------------------------
1992                                                        March 31    June 30    Sept. 30     Dec. 31
- - - - - -------------------------------------------------------------------------------------------------------
Revenues                                                     $78,711    $86,550     $89,213    $ 98,866
- - - - - -------------------------------------------------------------------------------------------------------
Income before provision for income taxes                     $ 3,405    $ 5,343     $ 6,172    $  1,730
Provision for federal, foreign and state income taxes          1,682      2,642       3,086       3,481
- - - - - -------------------------------------------------------------------------------------------------------
                                                             $ 1,723    $ 2,701     $ 3,086    $ (1,751)
Minority interest expense                                        (25)       (47)       (110)       (172)
Equity in net earnings of affiliated companies                  (461)     4,970        (301)      8,434
- - - - - -------------------------------------------------------------------------------------------------------
Net income before accounting change                          $ 1,237    $ 7,624     $ 2,675    $  6,511
Cumulative effect of change in accounting principle            3,681         --          --          --
- - - - - -------------------------------------------------------------------------------------------------------
Net income                                                   $ 4,918    $ 7,624     $ 2,675    $  6,511
=======================================================================================================
Per Share:
Net income before accounting change                          $   .12    $   .71     $   .25    $    .59
Cumulative effect of change in accounting principle              .34         --          --          --
- - - - - -------------------------------------------------------------------------------------------------------
Net income                                                   $   .46    $   .71     $   .25    $    .59
=======================================================================================================

1993                                                        March 31    June 30    Sept. 30     Dec. 31
- - - - - -------------------------------------------------------------------------------------------------------
Revenues                                                     $79,177    $93,739     $96,340    $103,410
- - - - - -------------------------------------------------------------------------------------------------------
Income before provision for income taxes                     $ 3,680    $ 6,324     $ 1,119    $ 12,042
Provision for federal, foreign and state income taxes          1,841      2,748      (2,658)      4,687
- - - - - -------------------------------------------------------------------------------------------------------
                                                             $ 1,839    $ 3,576     $ 3,777    $  7,355
Minority interest expense                                        (47)      (120)        104        (365)
Equity in net earnings of affiliated companies                  (288)     5,443        (572)      5,012
- - - - - -------------------------------------------------------------------------------------------------------
Net income                                                   $ 1,504    $ 8,899     $ 3,309    $ 12,002
=======================================================================================================
Net income per share                                         $   .14    $   .80     $   .30    $   1.06
=======================================================================================================

 Results for the fourth quarter of 1992 include unusual transactions which are described in Note 16 of the consolidated financial statements.


                                MARKET PRICE OF
                           STOCK AND DIVIDEND RECORD

FCB Common Stock is listed on the New York Stock Exchange. The approximate number of shareholders as of December 31, 1993 was 6,151. The following table shows the high and low sales price of the Common Stock and dividends paid each quarter since January 1, 1992.

                  Price Range
                 High      Low     Dividends Declared
- - - - - -----------------------------------------------------
1992
- - - - - -----------------------------------------------------
1st Quarter    $28-1/2   $23-3/4          $.30
2nd Quarter     27-1/2    24-7/8           .30
3rd Quarter     29-3/4    27               .30
4th Quarter     31-3/8    27-1/4           .30
- - - - - -----------------------------------------------------
1993
- - - - - -----------------------------------------------------
1st Quarter    $36       $29-7/8          $.30
2nd Quarter     36        29-1/2           .30
3rd Quarter     38-3/8    33-7/8           .30
4th Quarter     48        36-5/8           .30
- - - - - ----------------------------------------------------

                                   PERSONNEL

Our principal asset is our people. Our success depends in large part on our ability to attract and retain personnel who are competent in the various aspects of our business. As of December 31, 1993, FCB employed 3,709 persons in its majority-owned offices: 2,279 were employed in the domestic offices and 1,430 were employed in the international offices. Of the 3,709 total employees, 1,046 were engaged in the creation and production of advertising, 1,261 in account management, 675 in media and research activities, and 727 in administrative and clerical functions.

        We believe that it is important for the success of FCB that our people own a significant portion of FCB's outstanding Common Stock. Our employees owned approximately 20% of the outstanding Common Stock of the Company at December 31, 1993, either directly or through various employee benefit plans.

                            DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          Foote, Cone & Belding Communications, Inc. and Subsidiaries


                 RESULTS OF OPERATIONS--1993 COMPARED TO 1992

Net income for the year ended December 31, 1993 was $25,714,000 or $2.30 per share, compared to $21,728,000 or $2.00 per share in 1992.

       Revenues from FCB consolidated operations increased 5.5% from $353,340,000 in 1992 to $372,666,000 in 1993.

       Pretax income increased from $16,650,000 in 1992 to $23,165,000 in 1993. As more fully explained in Footnote 16, Krupp/Taylor was sold in 1993. The operating losses of Krupp/Taylor through the date of sale and the loss on disposition of this unit reduced pretax income. This reduction was more than offset by improved results for remaining operations, the impact of 1993 acquisitions and reduced interest expense. Pretax income for 1993 also benefited by approximately $2,990,000 as a result of gains recorded on certain life insurance policies and adjustments to deferred compensation reserves related to the death of a former officer of the Company.

       The effective tax rate for 1993 was impacted by 1993 unusual transactions and is more fully explained in Footnote 6 of the consolidated financial statements.

       Equity income, which consists primarily of FCB's share of European operations, decreased from $12,642,000 in 1992 to $9,595,000 in 1993. European revenues were adversely impacted by the prolonged European business recession, currency, and changes in French laws governing advertising agencies and media companies. In addition, 1993 European operating results were depressed by severance charges recorded in the French and Italian operations in response to recessionary conditions.


                 RESULTS OF OPERATIONS--1992 COMPARED TO 1991

Net income for the year ended December 31, 1992 was $21,728,000 or $2.00 per share, compared to a loss of ($19,148,000) or ($1.81) per share in 1991. Results for 1991 included restructuring charges which reduced reported net income by $35,981,000. Results for 1992 include a one-time credit of $3,681,000 related to the adoption of Statement of Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as well as a charge of $3,648,000 related to the revaluation of certain noncurrent assets and liabilities. The impact of the accounting change and unusual transactions is more fully explained in Footnotes 1 and 16, respectively, of the consolidated financial statements.

       Revenues from FCB consolidated operations increased 3.3% from $341,987,000 in 1991 to $353,340,000 in 1992.

       FCB's ongoing efforts to tighten its expense structure are reflected in the fact that salaries and benefits increased only 2.6% between years compared to the 3.3% increase in consolidated revenues, while office and general expense spending declined .8%. The provision for doubtful accounts was unusually high in 1991 due to the bankruptcy of Orion, a former client of the Company.

       The effective tax rate for 1992 was impacted by 1992 unusual transactions, and is more fully explained in Footnote 6 of the consolidated financial statements.

       Equity income, which consists primarily of FCB's share of European operations, increased from $9,201,000 in 1991 to $12,642,000 in 1992 as a result of improved operations in Germany and the U.K.

                        LIQUIDITY AND CAPITAL RESOURCES

Working capital increased $8,435,000 from $5,310,000 at December 31, 1992 to $13,745,000 at December 31, 1993. The primary reasons for this increase were continued improvement in the profitability of the Company and tight controls over capital spending.

       Over the past three years the Company has emphasized the timely collection of accounts receivable. This increased attention has resulted in a substantial improvement in the aging of accounts receivable. As a result, over 60 day past due receivables have declined from 14.7% of total accounts receivable at December 31, 1991 to 5.4% at December 31, 1993.

       In 1991, the Company instituted controls over spending on property and equipment to limit such spending to cash-producing projects. As a result, for the past three years spending on property and equipment has been less than the related charges for depreciation.

       A key financial priority has been the reduction of debt and improved access to long-term debt funding. During 1993, the Company obtained a Revolving Credit Agreement totaling $50 million (see Footnote 11). Over the past three years the Company has reduced average total debt (long-term debt and short-term bank borrowings) from $92,924,000 in 1991 to $45,790,000 in 1993. As a result, the Company's debt-to-equity ratio has improved from 31.8% at December 31, 1991 to 20.7% at December 31, 1993.

       The Company has paid cash dividends at an annual rate of $1.20 per common share over the past six years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. The Company anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 1994.

       During the past three years, acquisitions have become an increasingly important component of the Company's investing activities. The Company continues to contemplate strategic acquisitions to enhance its worldwide network. Such acquisitions may be financed through a combination of cash from existing operations, the issuance of stock and long-term borrowings.

                FIVE-YEAR CONSOLIDATED SELECTED FINANCIAL DATA

- - - - - --------------------------------------------------------------------------------------------------------------
                                                                                       Years Ended December 31
- - - - - --------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)             1989          1990          1991          1992          1993
- - - - - --------------------------------------------------------------------------------------------------------------
Revenues                                      $326,075      $338,138      $341,987      $353,340      $372,666
- - - - - --------------------------------------------------------------------------------------------------------------
Net income (loss)                               19,639        21,624       (19,148)       21,728        25,714
- - - - - --------------------------------------------------------------------------------------------------------------
Net income (loss) per share                       1.94          2.10         (1.81)         2.00          2.30
- - - - - --------------------------------------------------------------------------------------------------------------
Dividends per share                               1.20          1.20          1.20          1.20          1.20
- - - - - --------------------------------------------------------------------------------------------------------------
Working capital                                  3,988       (11,427)          866         5,310        13,745
- - - - - --------------------------------------------------------------------------------------------------------------
Total assets                                   658,335       647,865       591,442       589,359       637,887
- - - - - --------------------------------------------------------------------------------------------------------------
Long-term debt (includes current portion)       45,396        45,472        40,088        35,652        36,255
- - - - - --------------------------------------------------------------------------------------------------------------
Total liabilities                              479,869       456,642       428,401       406,032       437,857
- - - - - --------------------------------------------------------------------------------------------------------------
Stockholders' equity                           178,466       191,223       163,041       183,327       200,030
- - - - - --------------------------------------------------------------------------------------------------------------
Book value per share                             16.68         17.52         14.51         15.90         17.24
- - - - - --------------------------------------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

          Foote, Cone & Belding Communications, Inc. and Subsidiaries



- - - - - -------------------------------------------------------------------------------------------------
                                                                                      December 31
ASSETS                                                                     1992              1993
- - - - - -------------------------------------------------------------------------------------------------
CURRENT ASSETS:

Cash                                                               $ 24,896,992      $ 26,111,241

Short-term investments and marketable securities (Note 8)            20,086,544        39,136,387

Accounts receivable, less allowance for doubtful accounts
  of $5,704,091 in 1992 and $5,760,270 in 1993                      237,553,350       257,133,409

Other current assets (Note 9)                                        37,717,804        32,307,991
- - - - - -------------------------------------------------------------------------------------------------
                                                                   $320,254,690      $354,689,028
=================================================================================================


- - - - - -------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:

Land and buildings                                                 $    701,953      $    451,962

Leasehold improvements                                               48,220,084        46,756,019

Furniture and equipment                                              73,233,624        75,104,009
- - - - - -------------------------------------------------------------------------------------------------
                                                                   $122,155,661      $122,311,990

Less--Accumulated depreciation and amortization                     (67,864,487)      (76,123,268)
- - - - - -------------------------------------------------------------------------------------------------
                                                                   $ 54,291,174      $ 46,188,722
=================================================================================================


- - - - - -------------------------------------------------------------------------------------------------
OTHER ASSETS:

Goodwill, net of accumulated amortization of
  $21,242,967 in 1992 and $21,163,031 in 1993                      $ 39,446,502      $ 50,004,489

Investment in affiliated companies (Notes 2 and 10)                 162,565,664       171,740,159

Other assets                                                         12,801,240        15,264,813
- - - - - -------------------------------------------------------------------------------------------------
                                                                   $214,813,406      $237,009,461
- - - - - -------------------------------------------------------------------------------------------------
                                                                   $589,359,270      $637,887,211
=================================================================================================

       The accompanying notes are an integral part of these statements.

- - - - - ------------------------------------------------------------------------------------------
                                                                               December 31
LIABILITIES AND STOCKHOLDERS' EQUITY                                1992              1993
- - - - - ------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable (Note 13)                                  $259,629,510      $276,321,341
Short-term bank borrowings (Note 14)                           5,554,045         5,070,380
Liability for federal and foreign taxes on income              3,042,727         1,684,894
Current portion of long-term debt (Note 11)                    4,365,906           887,828
Accrued expenses                                              42,352,392        56,979,538
- - - - - ------------------------------------------------------------------------------------------
                                                            $314,944,580      $340,943,981
==========================================================================================

- - - - - ------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt (Note 11)                                    $ 31,286,231      $ 35,367,260
Liability for deferred compensation (Note 4)                  29,440,382        29,714,193
Other noncurrent liabilities                                  27,610,432        26,564,198
Deferred income taxes                                          2,750,826         5,267,528
- - - - - ------------------------------------------------------------------------------------------
                                                            $ 91,087,871      $ 96,913,179
==========================================================================================

- - - - - ------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (NOTE 15):
Preferred Stock, $1.00 par value, authorized 100,000
  shares, none issued                                        $        --      $         --
Common Stock, 33-1/3c par value, authorized 30,000,000
  shares, issued 11,574,438 in 1992 and 11,652,761
  in 1993                                                      3,858,141         3,884,249
Paid-in capital                                              116,167,372       118,525,344
Retained earnings                                             71,909,871        83,729,310
Less--Treasury Common Stock, at cost: 45,847 shares in
  1992; 50,013 in 1993                                          (559,740)       (1,021,213)
Less--Deferred compensation (Note 11)                         (3,525,000)               --
Cumulative translation adjustment                             (4,523,825)       (5,087,639)
- - - - - ------------------------------------------------------------------------------------------
                                                            $183,326,819      $200,030,051
- - - - - ------------------------------------------------------------------------------------------
                                                            $589,359,270      $637,887,211
==========================================================================================

                           CONSOLIDATED STATEMENTS
                                   OF INCOME

          Foote, Cone & Belding Communications, Inc. and Subsidiaries

- - - - - -----------------------------------------------------------------------------------------------------------
                                                                                   Years Ended December 31
                                                                        1991           1992           1993
- - - - - -----------------------------------------------------------------------------------------------------------
REVENUES                                                        $341,986,829   $353,340,168   $372,666,200
- - - - - -----------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
Salaries and employee benefits                                  $198,497,424   $203,695,970   $221,036,589
Office and general expense                                       104,227,728    103,396,849    109,322,010
Provision for doubtful accounts                                    4,321,098        602,628      1,106,509
Direct marketing cost of goods sold                               14,331,000     19,468,000      8,199,000
Unusual transactions (Note 16)                                    41,593,356      3,647,525      6,345,000
Other (income) expense                                             4,725,885      5,879,377      3,491,833
- - - - - -----------------------------------------------------------------------------------------------------------
Total costs and expenses                                        $367,696,491   $336,690,349   $349,500,941
- - - - - -----------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                 $(25,709,662)  $ 16,649,819   $ 23,165,259
PROVISION FOR FEDERAL, FOREIGN AND STATE INCOME TAXES
  (NOTE 6)                                                         2,409,203     10,890,882      6,617,969
- - - - - -----------------------------------------------------------------------------------------------------------
                                                                $(28,118,865)  $  5,758,937   $ 16,547,290
MINORITY INTEREST EXPENSE                                           (230,127)      (354,218)      (427,575)
EQUITY IN NET EARNINGS OF AFFILIATED COMPANIES (NOTE 10)           9,200,889     12,642,173      9,594,622
- - - - - -----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE ACCOUNTING CHANGE                      $(19,148,103)   $18,046,892    $25,714,337
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
  (NOTE 1)                                                                --      3,681,577             --
- - - - - -----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $(19,148,103)   $21,728,469    $25,714,337
===========================================================================================================
PER SHARE:
NET INCOME (LOSS) BEFORE ACCOUNTING CHANGE                      $      (1.81)   $      1.66    $      2.30
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
  (NOTE 1)                                                                --           0.34             --
- - - - - -----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $      (1.81)   $      2.00    $      2.30
===========================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON AND
COMMON EQUIVALENT SHARES OUTSTANDING                              10,550,338     10,874,040     11,203,523
- - - - - -----------------------------------------------------------------------------------------------------------

       The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

          Foote, Cone & Belding Communications, Inc. and Subsidiaries


- - - - - ------------------------------------------------------------------------------------------------------------------------------
                                                                                         Treasury                   Cumulative
                                               Common        Paid-in      Retained         Common       Deferred   Translation
                                                Stock        Capital      Earnings          Stock   Compensation    Adjustment
- - - - - ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1990               $3,668,612   $101,093,113   $96,331,951   $(1,328,205)   $(5,287,500)   $(3,254,999)

Net Income (Loss)                                  --             --   (19,148,103)           --             --             --

Cash Dividends                                     --             --   (13,313,601)           --             --             --

Common Stock issued for acquisitions               --        217,234            --       316,580             --             --

Common Stock issued for stock options          18,273        892,058            --            --             --             --

Common Stock purchased by

  Stock Purchase Plan                          74,041      5,827,660            --       427,177             --             --

Treasury Stock purchased                           --             --            --       (57,998)            --             --

Translation adjustment                             --             --            --            --             --        462,557

Other                                              --         34,287            --            --        881,250             --
- - - - - ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991               $3,760,926   $108,064,352   $63,870,247   $  (642,446)   $(4,406,250)   $(2,792,442)

Net Income                                         --             --    21,728,469            --             --             --

Cash Dividends                                     --             --   (13,688,845)           --             --             --

Common Stock issued for stock options          11,747        825,187            --            --             --             --

Common Stock purchased by

  Stock Purchase Plan                          85,179      7,179,795            --            --             --             --

Other Common Stock issuances                      289         98,038            --        82,706             --             --

Translation adjustment                             --             --            --            --             --     (1,731,383)

Other                                              --             --            --            --        881,250             --
- - - - - ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992               $3,858,141   $116,167,372   $71,909,871   $  (559,740)   $(3,525,000)   $(4,523,825)

Net Income                                         --             --    25,714,337            --             --             --

Cash Dividends                                     --             --   (13,894,898)           --             --             --

Common Stock issued for stock options          18,730      1,375,350            --       255,829             --             --

Common Stock purchased by

  Stock Purchase Plan                           7,378        722,937            --            --             --             --

Treasury Stock purchased                           --             --            --      (818,579)            --             --

Other Common Stock issuances                       --        259,685            --       101,277             --             --

Translation adjustment                             --             --            --            --             --       (563,814)

Other                                              --             --            --            --      3,525,000             --
- - - - - ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993               $3,884,249   $118,525,344   $83,729,310   $(1,021,213)   $        --    $(5,087,639)
==============================================================================================================================

       The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          Foote, Cone & Belding Communications, Inc. and Subsidiaries



- - - - - ----------------------------------------------------------------------------------------------------------------
                                                                                         Years Ended December 31
                                                                         1991             1992              1993
- - - - - ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before accounting change                      $(19,148,103)     $ 18,046,892      $ 25,714,337
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
    Provision for doubtful accounts                                4,321,098           602,628         1,106,509
    Depreciation and amortization                                 14,779,558        13,691,903        14,928,186
    Unrealized loss on Shandwick investment                               --         7,022,000                --
    Write-off of Krupp/Taylor Goodwill                            15,937,104                --                --
    Deferred compensation expense                                  4,699,484           417,506           359,200
    Deferred income taxes                                         (6,058,921)       (1,480,662)       (1,377,011)
    Equity earnings of affiliates                                 (9,200,889)      (12,642,173)       (9,594,622)
    Decrease (increase) in accounts receivable                    28,114,740        (8,074,790)      (20,686,568)
    Increase (decrease) in accounts payable                      (23,719,032)      (10,222,933)       16,691,831
    Decrease (increase) in other current assets                      337,903        (4,659,144)        5,409,813
    Increase (decrease) in accrued expenses                      (25,405,050)        5,747,003        17,163,026
    Dividends received from affiliated companies                   2,198,463           370,768         1,182,232
    Increase (decrease) in other noncurrent liabilities           25,272,927        (1,036,970)         (157,471)
    Other                                                          3,577,992         1,535,144         1,040,250
- - - - - ----------------------------------------------------------------------------------------------------------------
                                                                $ 15,707,274      $  9,317,172      $ 51,779,712
================================================================================================================
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
Decrease (increase) in short-term investments
    and marketable securities                                   $  5,347,407      $ 15,925,680      $(19,049,843)
Increase (decrease) in short-term bank borrowings                  2,087,107        (6,145,955)         (483,665)
Additions to long-term debt                                          361,465           103,522         5,216,595
Repayments of long-term debt                                      (3,471,480)       (2,096,727)       (1,123,296)
Common Stock purchased by Stock Purchase Plan                      6,328,878         7,264,974           730,315
Stock option exercises                                               910,331           836,934         1,649,909
Cash dividends paid                                              (13,313,601)      (13,688,845)      (13,894,898)
Common Stock purchased for treasury                                  (57,998)               --          (818,579)
- - - - - ----------------------------------------------------------------------------------------------------------------
                                                                $ (1,807,891)     $  2,199,583      $(27,773,462)
================================================================================================================
CASH PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES:
Purchase of interest in affiliated companies                    $ (2,979,976)     $ (2,064,243)     $   (901,533)
Capital expenditures                                              (9,798,907)       (8,157,682)       (9,034,217)
Purchase of subsidiaries                                          (1,382,057)       (3,620,121)      (12,856,251)
- - - - - ----------------------------------------------------------------------------------------------------------------
                                                                $(14,160,940)     $(13,842,046)     $(22,792,001)
================================================================================================================
Increase (decrease) in cash                                     $   (261,557)     $ (2,325,291)     $  1,214,249
Balance at beginning of year                                      27,483,840        27,222,283        24,896,992
- - - - - ----------------------------------------------------------------------------------------------------------------
Balance at end of year                                          $ 27,222,283      $ 24,896,992      $ 26,111,241
================================================================================================================

       The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Foote, Cone & Belding Communications, Inc. and Subsidiaries


1. SUMMARY OF MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company's wholly owned domestic and international subsidiaries and majority-owned international subsidiaries.
     The Company uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

INCOME RECOGNITION

Revenue on media, production and fee billing is recognized at the time such services are rendered to clients in the normal course of business. All salary and other internal costs are charged to expense at the time they are incurred.

DIRECT MARKETING COST OF GOODS SOLD

Direct marketing cost of goods sold represents the materials, labor and factory overhead costs involved in the manufacturing process of Krupp/Taylor.

PROPERTY AND DEPRECIATION

Depreciation of property and equipment is provided using the straight line or sum-of-the-years digits method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the life of each lease or the estimated useful lives, whichever is less.

FEDERAL TAXES ON INCOME

Effective January 1, 1992 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior to the implementation of SFAS No. 109, the Company accounted for income taxes under the provisions of SFAS No. 96. The essential difference between SFAS No. 96 and SFAS No. 109 is the basis upon which a benefit may be recognized for certain future tax deductions. SFAS No. 109 defines different criteria for tax benefit treatment which are based upon existing facts, circumstances and management judgment in contrast to the more mechanical approach which is embodied in SFAS No. 96.
     The cumulative impact of the adoption of SFAS No. 109 at the beginning of 1992 is shown separately on the 1992 consolidated statement of income as a credit of $3,681,000. The impact of this adoption on the 1992 provision for federal, foreign and state income taxes was immaterial.
     At December 31, 1993, unremitted earnings of subsidiaries and affiliated companies outside the United States were approximately $64,013,000. Provision is not made for possible income taxes payable upon distribution of these earnings since the Company reinvests such earnings in expanding foreign operations.

GOODWILL

The excess of the cost over the fair market value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight line basis over periods from ten to forty years. Amortization of goodwill, including goodwill of affiliated companies, amounted to $5,051,000 in 1991, $4,571,000 in 1992, and $4,869,000 in 1993.

INCOME PER SHARE

Income per share is computed using the weighted average number of Common
Shares outstanding during the year. The computation also reflects the potential issuance of shares under the Company's stock option agreements. Per share amounts are not materially different on a fully diluted basis.

2. EUROPEAN OPERATIONS

In January 1989, the Company and Publicis Communication (Publicis), the wholly owned advertising subsidiary of Publicis S.A. (a publicly held French company), formed an alliance to conduct their respective advertising operations. In connection with this alliance, the Company exchanged 2,110,000 of its Common Shares for 350,000 shares (representing a 26% interest therein) of Publicis.

       In addition to the cross exchange of shares in the respective parent companies, the alliance partners formed a joint operation to conduct their European advertising operations.

       The Company contributed virtually all of its European operations and approximately $27,000,000 in cash to a newly formed company, Publicis FCB B.V.
(PBV). Publicis contributed substantially all of its European operations outside of France and a 20% interest in its French agency, Publicis Conseil. The Company and Publicis own 49% and 51%, respectively, of PBV.

       All of the European operations, including those which form PBV as well as the balance of Publicis Conseil (ownership in Publicis Communication), operate as a combined European network under the management direction of Publicis-FCB Communication.

       The Company records its share of income in the joint venture and in Publicis on the equity method.

3. STOCK OPTIONS

The Company has established various stock option plans which provide for the issuance to employees of options to purchase Common Shares at prices equal to 100% of the fair market value at the date of grant.

       The option and vesting periods for these grants are specified at the date of grant, but in no case exceed ten years. Transactions under these plans are summarized in the table below.

- - - - - --------------------------------------------------------------------------------------------------
                                                              Shares           Option    Available
                                                        Under Option            Price    For Grant
- - - - - --------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1990                             497,484    $13.88-$32.63      252,595
Granted                                                       22,100    $20.75-$25.75      (22,100)
Exercised                                                    (54,820)   $14.50-$24.25
Forfeitures                                                  (25,502)   $15.63-$32.63       25,502
Shares released from restricted stock incentive plan                                        74,374
Additional shares reserved for grants and awards                                           610,000
- - - - - --------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1991                             439,262    $13.88-$31.25      940,371
Granted                                                      348,150    $24.88-$27.88     (348,150)
Exercised                                                    (35,240)   $13.88-$25.00
Forfeitures                                                  (27,490)   $18.88-$24.63       27,490
Shares released from restricted stock incentive plan                                         5,000
- - - - - --------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1992                             724,682    $18.88-$31.25      624,711
Granted                                                      198,200    $31.00-$38.88     (198,200)
Exercised                                                    (68,718)   $18.88-$27.63
Forfeitures                                                  (24,480)   $18.88-$35.50       24,480
- - - - - --------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1993                             829,684    $18.88-$38.88      450,991
==================================================================================================

4. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

The Company and participating U.S. subsidiaries have a profit sharing plan, supplemental pension plan, stock purchase plan and employee stock ownership plan.

       The profit sharing and supplemental pension plans are integrated to provide, for employees who retire at age 65 with 30 or more years of service, annual retirement benefits of 45% of the highest five-year average compensation during their last ten years of full-time employment. Under the integration formula, the profit sharing plan will provide the principal funding for employee retirement benefits. If a retiring employee's profit sharing balance is not sufficient to fund the minimum benefit described above, the pension plan will provide the necessary supplemental funding to bring the total benefit up to the level guaranteed by the plans.

       The annual Company contribution to the profit sharing plan is based upon income, as defined in the plan, but may not be in excess of the amount permitted as deductible expense under the Internal Revenue Code. Under the Stock Purchase Plan (SPP), which is qualified as an employee stock ownership plan under the Internal Revenue Code, the Company matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing, pension, employee stock ownership plan, and SPP provisions were $7,511,000 in 1991, $9,509,000 in 1992 and $10,059,000 in 1993.

       The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income during the years prior to the time such individuals become eligible to receive such compensation, were $3,775,000 in 1991, $3,580,000 in 1992 and $4,651,000 in
1993.

       The Company provides limited postretirement medical and life insurance benefits to employees who retire with at least ten years of service prior to age 65. Prior to January 1, 1993, the Company accounted for such benefits on the cash basis. In 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," on a prospective basis. Under this method, the Company is amortizing the actuarial present value of the accumulated postretirement benefit obligation (APBO) at January 1, 1993 over a twenty year period. In addition, the Company provides for current year service costs, interest costs and actuarially determined plan gains and losses. The adoption of SFAS No. 106 did not materially impact 1993 earnings. The APBO for these benefits (calculated using a discount rate of 7%) was approximately $4,946,000 and $5,619,000 at January 1, 1993 and December 31, 1993,
respectively.

       In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (SFAS No. 112), "Employers' Accounting for Postemploy ment Benefits." SFAS No. 112, which must be implemented by fiscal 1994, establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The Company has not yet estimated the impact of SFAS No. 112 on net income; however, it believes that the impact, if any, will be immaterial because it offers limited related benefits.

5. CONTINGENCIES

The Company is a party to several lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated financial position.

6. FEDERAL, FOREIGN AND STATE INCOME TAXES

The domestic and foreign components of pretax income are as follows:

- - - - - -------------------------------------------------------------------------------
                                             SFAS No. 96        SFAS No. 109
                                             -----------     ------------------
(000's Omitted)                                     1991        1992       1993
- - - - - -------------------------------------------------------------------------------
Domestic                                        $(30,081)    $ 8,062    $14,778
Foreign                                            4,371       8,588      8,387
- - - - - -------------------------------------------------------------------------------
                                                $(25,710)    $16,650    $23,165
===============================================================================

The provision for taxes on income consists of the following:
- - - - - -------------------------------------------------------------------------------
U.S.--Current payable                           $  6,446     $ 6,871    $ 2,781
    --Deferred                                    (6,059)     (1,481)    (1,377)
Foreign                                            1,738       2,534      3,865
State                                                284       2,967      1,349
- - - - - -------------------------------------------------------------------------------
                                                $  2,409     $10,891    $ 6,618
===============================================================================

Deferred and prepaid expense results from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes.
The sources of these differences and related tax effects are as follows:
- - - - - -------------------------------------------------------------------------------
Safe harbor leases                              $ (1,143)    $  (445)   $  (479)
Deferred compensation                               (970)       (223)      (157)
Depreciation                                        (719)     (1,638)    (1,233)
Lease reserves                                    (2,756)        471        581
Allowance for doubtful accounts                   (1,332)         59        (63)
Other timing differences, net                        861         295        (26)
- - - - - -------------------------------------------------------------------------------
                                                $ (6,059)    $(1,481)   $(1,377)
===============================================================================

The reconciliation of the U.S. statutory rate to the effective income tax rates is as follows:

- - - - - --------------------------------------------------------------------------------------------------------------------------
                                                                  SFAS No. 96                     SFAS No. 109
                                                                ----------------      ------------------------------------
                                                                      1991                  1992               1993
- - - - - --------------------------------------------------------------------------------------------------------------------------
                                                                 Amount        %       Amount       %     AMOUNT         %
                                                                  (000)     Rate        (000)    Rate      (000)      RATE
- - - - - --------------------------------------------------------------------------------------------------------------------------
At statutory rate                                               $(8,741)    34.0%     $ 5,661    34.0%    $8,108      35.0%
State taxes on income, net of federal taxes                         188     (0.7)       1,958    11.8        877       3.8
Higher aggregate effective tax rate on foreign operations           252     (1.0)         869     5.2        290       1.3
Tax effect of nondeductible amortization                          1,033     (4.0)         858     5.2        980       4.2
Impact of unusual transactions                                    9,962    (38.7)       1,240     7.4     (3,200)    (13.8)
Other                                                              (285)     1.0          305     1.8       (437)     (1.9)
- - - - - --------------------------------------------------------------------------------------------------------------------------
                                                                $ 2,409     (9.4)%    $10,891    65.4%    $6,618      28.6%
==========================================================================================================================

7. DISTRIBUTION OF EARNINGS AND ASSETS

Information about the Company's operations in different geographic areas for 1991, 1992 and 1993, in thousands of dollars, is as follows:

- - - - - ----------------------------------------------------------------------------------------------------
1991                                              U.S.    INTERNATIONAL    CORPORATE    CONSOLIDATED
- - - - - ----------------------------------------------------------------------------------------------------
Revenues                                      $282,672         $ 59,315     $     --        $341,987
- - - - - ----------------------------------------------------------------------------------------------------
Income (loss) before taxes                    $(14,734)        $  4,453     $(15,429)       $(25,710)
Provision (credit) for taxes                     6,841            1,738       (6,170)          2,409
- - - - - ----------------------------------------------------------------------------------------------------
                                              $(21,575)        $  2,715     $ (9,259)       $(28,119)
Minority interest expense                           --             (230)          --            (230)
Equity in earnings of affiliated companies          --            9,201           --           9,201
- - - - - ----------------------------------------------------------------------------------------------------
Net income (loss)                             $(21,575)        $ 11,686     $ (9,259)       $(19,148)
====================================================================================================
Identifiable assets at December 31, 1991      $334,820         $100,953     $  7,769        $443,542
Investment in affiliated companies                  --          147,900           --         147,900
- - - - - ----------------------------------------------------------------------------------------------------
Total assets at December 31, 1991             $334,820         $248,853     $  7,769        $591,442
====================================================================================================

1992                                              U.S.    INTERNATIONAL    CORPORATE    CONSOLIDATED
- - - - - ----------------------------------------------------------------------------------------------------
Revenues                                      $287,188         $ 66,152     $     --        $353,340
- - - - - ----------------------------------------------------------------------------------------------------
Income (loss) before taxes                    $ 23,293         $  8,755     $(15,398)       $ 16,650
Provision (credit) for taxes                    13,021            3,105       (5,235)         10,891
- - - - - ----------------------------------------------------------------------------------------------------
                                              $ 10,272         $  5,650     $(10,163)       $  5,759
Minority interest expense                           --             (354)          --            (354)
Equity in earnings of affiliated companies          --           12,642           --          12,642
- - - - - ----------------------------------------------------------------------------------------------------
Net income (loss) before accounting change    $ 10,272         $ 17,938     $(10,163)       $ 18,047
Cumulative effect of change
  in accounting principle                        2,939              742           --           3,681
- - - - - ----------------------------------------------------------------------------------------------------
Net income (loss)                             $ 13,211         $ 18,680     $(10,163)       $ 21,728
====================================================================================================
Identifiable assets at December 31, 1992      $312,428         $110,429     $  3,936        $426,793
Investment in affiliated companies                  --          162,566           --         162,566
- - - - - ----------------------------------------------------------------------------------------------------
Total assets at December 31, 1992             $312,428         $272,995     $  3,936        $589,359
====================================================================================================

1993                                              U.S.    INTERNATIONAL    CORPORATE    CONSOLIDATED
- - - - - ----------------------------------------------------------------------------------------------------
Revenues                                      $290,386         $ 82,280     $     --        $372,666
- - - - - ----------------------------------------------------------------------------------------------------
Income (loss) before taxes                    $ 32,171         $  8,386     $(17,392)       $ 23,165
Provision (credit) for taxes                     9,276            3,429       (6,087)          6,618
- - - - - ----------------------------------------------------------------------------------------------------
                                              $ 22,895         $  4,957     $(11,305)       $ 16,547
Minority interest expense                           --             (428)          --            (428)
Equity in earnings of affiliated companies          --            9,595           --           9,595
- - - - - ----------------------------------------------------------------------------------------------------
Net income (loss)                             $ 22,895         $ 14,124     $(11,305)       $ 25,714
====================================================================================================
Identifiable assets at December 31, 1993      $333,310         $128,713     $  4,124        $466,147
Investment in affiliated companies                  --          171,740           --         171,740
- - - - - ----------------------------------------------------------------------------------------------------
Total assets at December 31, 1993             $333,310         $300,453     $  4,124        $637,887
====================================================================================================

8. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company's current investment portfolio consists of short-term investments (principally time deposits and money-market funds) and marketable securities which are carried at the lower of cost or market. At December 31, 1992 and 1993, short-term investments and marketable securities were:

- - - - - ----------------------------------------------------------------------------
(in thousands)                           1992          1993
- - - - - ----------------------------------------------------------------------------
Short-term investments                $19,620       $38,760
Limited partnerships                      467           376
- - - - - ----------------------------------------------------------------------------
                                      $20,087       $39,136
============================================================================

     At December 31, 1992 and 1993, the cost of short-term investments and marketable securities approximated their respective market values.
     At December 31, 1992 and 1993, other assets include an investment in Shandwick, plc resulting from the 1989 sale of Golin/Harris. This investment is carried at the lower of cost or market. To reduce the carrying value of this investment at December 31, 1991 to market value, a valuation allowance was established in the amount of $4,813,000 which was charged directly to shareholders' equity. During 1992, management determined that the decline in market value of this investment was permanent. Accordingly, a provision of $7,022,000 was charged against 1992 earnings to establish this market valuation reserve at December 31, 1992.

9. OTHER CURRENT ASSETS

At December 31, 1992 and 1993, other current assets were as follows:

- - - - - ----------------------------------------------------------------------------
(in thousands)                           1992          1993
- - - - - ----------------------------------------------------------------------------
Expenditures billable to clients      $25,590       $18,969
Prepaid expenses                       12,128        13,339
- - - - - ----------------------------------------------------------------------------
                                      $37,718       $32,308
============================================================================

10. INVESTMENT IN AFFILIATED COMPANIES

The Company's investment in affiliated companies consists of equity interests ranging from 20% to 49% in various international advertising agencies, as follows:

- - - - - ----------------------------------------------------------------------------
(in thousands)                           1992          1993
- - - - - ----------------------------------------------------------------------------
26% interest in
  Publicis Communication (Note 2)    $ 63,734      $ 67,221
49% interest in Publicis-FCB
  B.V. (Note 2)                        86,179        90,871
Other                                  12,653        13,648
- - - - - ----------------------------------------------------------------------------
                                     $162,566      $171,740
============================================================================

Summarized financial information for affiliated companies is as follows:

- - - - - ----------------------------------------------------------------------------
(in thousands)                           1992          1993
- - - - - ----------------------------------------------------------------------------
Current assets                       $840,869      $670,075
Noncurrent assets                     165,694       234,745
Current liabilities                   790,618       664,741
Long-term debt                             82           245
Other noncurrent liabilities           64,251        62,885
Shareholders' equity                  151,612       176,949
Revenues                              555,721       465,695
Income before provision
  for income taxes                     70,129        54,953
Net income                             28,135        26,466
============================================================================

     The Company's equity in the net tangible assets of these affiliated companies was $91,328,000 at December 31, 1992 and $108,089,000 at December 31, 1993.
     In accordance with established audit practice in France, the audit reports for Publicis Communication and Publicis Conseil for the year ended December 31, 1993 (see Note 2) are dated March 16, 1994, the date of the first board of directors meeting for the respective companies following completion of the audit.

11.  LONG-TERM DEBT

Long-term debt consists of:
- - - - - -----------------------------------------------------------
(in thousands)                            1992         1993
- - - - - -----------------------------------------------------------
10.53% senior notes                    $25,000      $25,000
12.36% senior notes                      6,383        5,775
Guarantee of indebtedness for
  Stock Purchase Plan debt               3,525           --
Other notes and obligations                744        5,480
- - - - - -----------------------------------------------------------
                                       $35,652      $36,255
Less portions due within one year       (4,366)        (888)
- - - - - -----------------------------------------------------------
                                       $31,286      $35,367
===========================================================

       Scheduled maturities of long-term debt are $888,000, $5,607,000, and $29,760,000 in 1994, 1995 and 1996, respectively.

       During 1987, the Company entered into a credit agreement with a bank which allowed the Company's SPP to borrow $7,050,000 to purchase shares of the Company's Common Stock. Repayment of the loan was guaranteed by the Company. Accordingly, the loan had been recorded as long-term debt on the Company's consolidated balance sheet. A like amount of deferred compensation was recorded as a reduction of stockholders' equity. During 1993 this loan was repaid.

       On March 1, 1993 the Company entered into a Revolving Credit Agreement totaling $50,000,000 with several banks. This agreement, which expires on February 29, 1996, provides that the Company may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread, and requires a commitment fee of .125% and a facility fee of .125%. At December 31, 1993, there were no borrowings under this agreement.

       During 1989 the Company borrowed $25,000,000 to finance its capital contribution to the Publicis Alliance. As of December 31, 1993, this obligation and other international subsidiary debt totaling $4,775,000, which by their terms are due within one year, are classified as long-term because these obligations are supported by the Revolving Credit Agreement, and it is the Company's intention to maintain these obligations as long-term.

       The long-term debt agreements and Revolving Credit Agreement contain various restrictive covenants and conditions which include, but are not limited to:

.The Company must maintain a minimum net worth of $165,000,000, a current ratio of at least .9, a debt to capitalization ratio of no greater than .4, and a fixed charge coverage ratio of at least 1.5.

.The Company is precluded from issuing additional long-term debt if consolidated funded debt (as defined) exceeds 350% of consolidated operating cash flow for the most recent four quarters.

At December 31, 1993, the Company was in compliance with all covenants and conditions related to these agreements.

       During 1993, the Company entered into an interest rate swap contract with a notional amount of $25,000,000. Under this arrangement, the Company will receive LIBOR and pay a fixed rate of 6.1% from June 1994 to June 1999.

       At December 31, 1993, the Company estimates that the fair value of its long-term debt is not materially different from its financial statement carrying value. The fair value was estimated using quoted market prices or discounted future cash flows.

       Total interest expense, including interest on short-term borrowings, was $9,351,000, $6,718,000, and $6,388,000 in 1991, 1992 and 1993, respectively.

12. LEASE OBLIGATIONS

The Company leases substantially all of its office facilities under operating leases. Net rental expense on the leases was $31,448,000 in 1991, $30,011,000 in 1992, and $33,958,000 in 1993, after deducting sublease income of $7,837,000, $7,004,000, and $5,972,000, respectively. Certain major leases are subject to annual adjustments based on changes in costs and taxes.

       Future rental obligations have been determined based on the required payments for leases existing in 1993. At December 31, 1993, the future rental obligation under these leases (net of sublease income of approximately $31,855,000) is as follows:

- - - - - ----------------------------------
Year                Amount (000's)
- - - - - ----------------------------------
1994                      $ 35,894
1995                        35,611
1996                        35,193
1997                        36,701
1998                        36,220
Thereafter                 149,963
- - - - - ----------------------------------

13. ACCOUNTS PAYABLE

Accounts payable includes the liability for cash overdrafts which represents checks outstanding in excess of balances maintained at the respective banks. The liability for cash overdrafts was $18,905,000 and $34,013,000 at December 31, 1992 and 1993, respectively.

14. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $23,098,000 in 1992 and $9,836,000 in 1993, and the maximum amount outstanding was $53,167,000 in 1992 and $21,428,000 in 1993.

       The Company had available at various banks uncommitted lines of credit aggregating approximately $76,212,000 at December 31, 1993, of which $71,142,000 was unused. The lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks.

15. SHAREHOLDERS' RIGHTS PLAN

Under the Company's Shareholders' Rights Plan, one preferred stock purchase right exists for each outstanding share of Common Stock. The rights, which expire in November 1998, are exercisable only if a person or group (excluding the Company and Publicis Communication) acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership of 30% or more of the Company's Common Stock. Each right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock") of the Company at a purchase price of $85, subject to adjustment under certain conditions. At December 31, 1993, 30,000 shares of the Company's unissued Preferred Stock were reserved for issuance upon exercise of these rights.

       Subject to certain conditions and limitations, in the event that the Company is acquired by a person or group, these rights (which have not otherwise been exercised to acquire the Company's Preferred Stock) entitle the holder to acquire the common stock of the surviving entity at approximately 50% of its fair market value.

       The Board of Directors has the flexibility to (i) redeem outstanding rights, (ii) adjust the thresholds at which these rights become exercisable, and, (iii) exclude other persons or groups from triggering the exercisability of these rights.

16. UNUSUAL TRANSACTIONS

During the fourth quarter of 1991, the Company recorded charges to restructure operations and recognize anticipated losses to sublet excess office space. These charges, included in unusual transactions, totaled $42,384,000 before tax. Approximately $28,765,000 of these charges related to the Company's Los Angeles-based direct marketing unit and advertising operations: of this total, $15,937,000 represented the write-off of goodwill related to the Krupp/Taylor operations and $12,828,000 represented charges to establish reserves for lease exposures and to recognize severance costs related to the restructuring. The remaining charge of $13,619,000 related to reserves established for premature terminations of sublease agreements principally at the Company's New York operations and for severance and related expenses associated with management changes principally in the New York operations. Also included in unusual transactions was a gain of $791,000 related to the sale of the Company's financial advertising subsidiary, Albert Frank-Guenther Law. The after-tax impact of unusual transactions in 1991 was a loss of $35,981,000.

       During 1992, the Company established a reserve for the difference between the market value and cost of its Shandwick investment (see Note 8), resulting in a pretax charge against income of $7,022,000. The Company also renegotiated the lease of a foreign subsidiary resulting in a pretax gain of $3,374,000. The after-tax impact of unusual items in 1992 was a loss of $3,648,000.

       During 1993, the Company sold Krupp/Taylor, its Los Angeles-based direct mail production facility. Because Krupp/Taylor relocated its production facility during 1993, plant downtime negatively impacted operating results. As a consequence, revenue and earnings were significantly reduced. Accordingly, prior to the date of sale, Krupp/Taylor's 1993 pretax loss and net loss were $8,393,000 and $4,876,000, respectively. The sale resulted in a pretax loss of $6,345,000 and the realization of additional tax benefits deriving from the 1991 write-down of the financial statement carrying value of Krupp/Taylor. The after-tax impact of unusual items in 1993 is a loss of $600,000.

                MANAGEMENT'S  REPORT  ON  FINANCIAL  STATEMENTS
         Foote, Cone & Belding Communications, Inc. and Subsidiaries

The financial statements and related financial information included in this annual report are the responsibility of management. They have been reported in conformity with generally accepted accounting principles. In preparing these financial statements, management has necessarily included some amounts which are based on its best estimates and judgments. FCB maintains systems of internal accounting control designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed and recorded in accordance with established procedures. These systems of financial control are reviewed, modified and improved as changes occur in business conditions and operations.

       Arthur Andersen & Co., our independent public accountants, are engaged to audit and to report on our consolidated financial statements. In performing their audit in accordance with generally accepted auditing standards, they evaluate our systems of internal accounting control, review selected transactions, and carry out other auditing procedures to the extent they consider necessary in expressing their informed professional opinion on our financial statements.

       The Audit Committee, composed of nonemployee members of the Board of Directors, meets periodically with management, the independent certified public accountants, and the internal auditors. This Committee reviews audit plans and assesses the adequacy of internal controls and financial reporting. Both the independent certified public accountants and internal auditors have direct access to the Audit Committee.




BRUCE MASON                             TERRY M. ASHWILL
Chairman/CEO                            Chief Financial Officer



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
      To the Stockholders and Board of Directors of Foote, Cone & Belding
                             Communications, Inc.

We have audited the accompanying consolidated balance sheets of Foote, Cone
& Belding Communications, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Publicis Communication S.A. and Publicis Conseil, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in Publicis Communication S.A. and Publicis Conseil represent approximately 15% and 16% of total assets as of December 31, 1993 and 1992, respectively. The equity in their net earnings were $2,267,000, $5,343,000 and $5,053,000 for each of the three years in the period ended December 31, 1993. The financial statements of Publicis Communication S.A. and Publicis Conseil were audited by other auditors whose reports have been furnished to us (see Note 10) and our opinion, insofar as it relates to the amounts included for Publicis Communication S.A. and Publicis Conseil, is based solely on the reports of the other auditors.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Foote, Cone & Belding Communications, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

       As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes, effective January 1, 1992. As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 106--Employer's Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1993.


ARTHUR ANDERSEN & CO.
Chicago, Illinois,

February 15, 1994 (except with respect to the matter discussed in Note 10, as to which the date is March 16, 1994).