Form 10-K405, Exhibit 13
TRUE NORTH COMMUNICATIONS
filed 1995-03-31
CIK 37931

                                      LOGO

                   1994 FINANCIAL REPORT
                              TRUE NORTH
                          COMMUNICATIONS INC.
                         101 EAST ERIE STREET
                           CHICAGO, ILLINOIS
                                 60611
                             312-751-7000

                                ABOUT TRUE NORTH

  In December 1994, Bruce Mason, Chairman and Chief Executive Officer, announced the creation of a new corporate form and name, True North Communications Inc. (True North). True North replaced Foote, Cone & Belding Communications, Inc. as the name of the parent holding company. Foote, Cone & Belding, America's largest single advertising agency brand, will continue to operate as an independent agency brand under the True North parent company along with other independent agency brands such as Mojo, and Borders, Perrin and Norrander.

  True North is a new form of global communications company encompassing resources much broader in scope than any existing advertising holding company. True North's architecture is unique and includes the formation of three new business units:

  . TN Technologies Inc.--This business unit encompasses a new strategic joint venture between True North and R/GA Media, a leading edge multimedia production company. TN Technologies Inc. will use state of the art proprietary digital technology to design and produce all forms of communications: television, radio, print, outdoor, promotion and point of sale advertising. The development of this proprietary digital technology will link the entire True North network allowing the simultaneous creation of fully-integrated communications campaigns, including on-line real-time video production from multiple locations around the globe.

  . TN Media Inc.--This business unit is a global network of the Company's media buying services.

  . TN Services Inc.--True North has established this business unit to house all of its agency support services around the globe, handling all financial transactions including bill paying, payroll, and accounts receivable collections; all human resource tasks from insurance to employee stock purchase plans; and a broad range of other support services in the areas of legal services, travel and management of leased facilities.

  The architecture of True North is designed to free up local agency management from the administration of the media buying and back office support functions and to give them leading edge technology so that they can devote their full energy and creativity to True North's most important endeavor--growing our clients' business.

  In addition to designing and creating effective advertising campaigns for the radio, television and print media, the agency brands under the True North banner also offer their clients such additional services as:

  . design and production of merchandising and sales promotion programs

  . yellow pages advertising

  . healthcare advertising

  . public relations

  . market and product research

  . package design

  . trademark and trade name development

  True North agency brands operate fully staffed offices in the United States, Canada, Latin America, Asia and the Pacific under a number of agency brands. Together with its partner, Publicis Communication, the Publicis.FCB joint venture operates fully staffed offices in Europe. These offices handle U.S.- based and foreign-based multinational advertising and national advertising assignments.

  REVENUES: True North's principal source of revenues is from its agency brands that receive:

  . commissions and fees earned on advertising placed with the various media, and,

  . commissions and fees earned for the production and preparation of advertising.

  In addition, True North's agency brands receive fees for various other services performed in connection with advertising, research and marketing studies and public relations activities.

  The Company's client list includes many well-known national and international advertisers of consumer and industrial goods and services. During 1994, the ten largest clients accounted for approximately 45% of consolidated revenues: no single client accounted for as much as 10% of consolidated revenues.

  PERSONNEL: The principal asset of any service company is its people. True North has designed a variety of employee benefit and training programs to attract and retain personnel who are considered to be industry leaders. As of December 31, 1994, True North employed 3,929 people in its majority-owned offices: 2,361 were employed in its domestic offices and 1,568 were employed in its international offices. Of the 3,929 total employees, 1,384 were engaged in the creation and production of advertising, 1,097 in account management, 698 in media and research activities, and 750 in administrative and clerical functions.

  MARKET PRICE OF STOCK AND DIVIDEND RECORD: True North's Common Stock is listed on the New York Stock Exchange. Its trading symbol is TNO. The following table shows the high and low stock price of its Common Stock and dividends paid each quarter since January 1, 1993, adjusted for the two-for-one stock split which occurred on February 17, 1995:

                                                       PRICE RANGE
                                                    ------------------ DIVIDENDS
                                                      HIGH      LOW    DECLARED
                                                    -------- --------- ---------
1993
  1st Quarter...................................... $18      $14 15/16   $.15
  2nd Quarter......................................  18       14 3/4      .15
  3rd Quarter......................................  19 3/16  16 15/16    .15
  4th Quarter......................................  24       18 5/16     .15
1994
  1st Quarter...................................... $24      $20 3/4     $.15
  2nd Quarter......................................  22 1/2   20 5/8      .15
  3rd Quarter......................................  23 1/8   20 15/16    .15
  4th Quarter......................................  23 5/16  19 15/16    .15

  At December 31, 1994 True North had approximately 6,800 shareholders. True North employees owned approximately 20% of the Company's outstanding Common Stock as of that date, either directly or through various employee benefit plans.

  UNAUDITED QUARTERLY FINANCIAL DATA: Quarterly results (in thousands) and per share data, adjusted for the two-for-one stock split which occurred on February 17, 1995, are as follows:

                                                1ST     2ND      3RD      4TH
                                              QUARTER QUARTER  QUARTER  QUARTER
                                              ------- -------- -------- --------
1993
  Revenues................................... $79,177 $ 93,739 $ 96,340 $103,410
  Income before provision for income taxes...   3,680    6,324    1,119   12,042
  Net income.................................   1,504    8,899    3,309   12,002
  Net income per share....................... $   .07 $    .40 $    .15 $    .53
1994
  Revenues................................... $88,362 $102,078 $100,478 $112,772
  Income before provision for income taxes...   4,070    9,751    8,014   14,161
  Net income.................................   1,872   10,459    4,107   13,839
  Net income per share....................... $   .09 $    .46 $    .18 $    .62

  FIVE-YEAR SELECTED FINANCIAL DATA: Select historical financial data (in thousands, except per share amounts which have been adjusted for the two-for-one stock split which occurred on February 17, 1995) are as follows:

                                  1990      1991      1992     1993     1994
                                --------  --------  -------- -------- --------
YEAR ENDED DECEMBER 31,
-----------------------
Revenues....................... $338,138  $341,987  $353,340 $372,666 $403,690
Net income (loss)..............   21,624   (19,148)   21,728   25,714   30,277
Net income (loss) per share....     1.05      (.91)     1.00     1.15     1.34
Dividends per share............      .60       .60       .60      .60      .60
AT DECEMBER 31,
---------------
Working capital................  (11,427)      866     5,310   13,745  (16,809)
Total assets...................  647,865   591,442   589,359  637,887  673,744
Long-term debt (includes
 current portion)..............   45,472    40,088    35,652   36,255   10,885
Total liabilities..............  456,642   428,401   406,032  437,857  465,987
Stockholders' equity...........  191,223   163,041   183,327  200,030  207,757
Book value per share...........     8.76      7.26      7.95     8.62     9.10

                      DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

RESULTS OF OPERATIONS--1994 COMPARED TO 1993

  Net income for the year ended December 31, 1994 was $30,277 compared to $25,714 in 1993. On a per share basis, after restatement for the two-for-one stock split which occurred on February 17, 1995, earnings per share were $1.34 in 1994 compared to $1.15 in 1993.

  Revenues from True North's consolidated operations increased 8.3% from $372,666 in 1993 to $403,690 in 1994. U.S. revenues increased 5.6% to $306,737 and foreign revenues increased 17.8% to $96,953. Excluding the impact of acquisitions and the 1993 sale of Krupp/Taylor, consolidated revenues would have increased 5.0%.

  Pretax income increased from $23,165 in 1993 to $35,996 in 1994. As more fully explained in Note 14 of Notes to Consolidated Financial Statements, 1993 pretax income was adversely impacted by the loss recorded on the sale of Krupp/Taylor as well as the operating losses incurred by this unit during the period in 1993 that it was owned by True North. Pretax income for 1993 also benefited by approximately $2,990 as a result of gains recorded on certain life insurance policies and adjustments to deferred compensation reserves related to the death of a former officer of the Company. 1994 pretax income was enhanced by gains recorded on its investments in an interest rate swap and the common stock of a publicly held British public relations agency: these gains are more fully explained in Note 2.

  The effective tax rate for 1994 was 44.6%, compared to 28.6% in 1993. The 1993 effective tax rate was impacted by 1993 unusual transactions. The various elements which effect the overall tax rate for each year are more fully described in Note 13.

  Equity income, which consists primarily of True North's share of European operations, was $10,203 in 1994 compared to $9,595 in 1993. The primary reason for the increase was a strengthening of virtually all European currencies against the U.S. dollar. The results of European operations in both 1993 and 1994 were adversely impacted by severance charges and lease reserves related to continued restructuring of the Italian operations and the continued adverse economic climate in that country.

RESULTS OF OPERATIONS--1993 COMPARED TO 1992

  Net income for the year ended December 31, 1993 was $25,714 or $1.15 per share compared to $21,728 or $1.00 per share in 1992.

  Revenues from True North's consolidated operations increased 5.5% from $353,340 in 1992 to $372,666 in 1993.

  Pretax income increased from $16,650 in 1992 to $23,165 in 1993. As more fully explained in Note 14, True North sold Krupp/Taylor in 1993. The operating losses of Krupp/Taylor through the date of sale and the loss recorded on the disposition of this unit reduced 1993 pretax profit. This reduction was more than offset by improved operating results for remaining operations, the impact of 1993 acquisitions and reduced interest expense. Pretax income for 1993 also benefited by approximately $2,990 as a result of gains recorded on certain life insurance policies and adjustments to deferred compensation reserves related to the death of a former officer of the Company.

  The effective tax rate for 1993 was impacted by 1993 unusual transactions and is more fully explained in Note 13.

  Equity income, which consists primarily of True North's share of European operations, decreased from $12,642 in 1992 to $9,595 in 1993. European revenues were adversely impacted by the prolonged European business recession, currency, and changes in French laws governing advertising agencies and media companies. In addition, 1993 European operating results were depressed by severance charges recorded in the French and Italian operations in response to recessionary conditions.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital declined from $13,745 at December 31, 1993 to a deficit of $16,809 at December 31, 1994. The primary reasons for this decline are the fact that True North decided during 1994 to pay off rather than refinance the $25,000 of 10.53% senior notes and because the $5,273 of 12.36% senior notes are due to be paid in December 1995 and thus are reflected as currently due in the December 31, 1994 consolidated balance sheet. A key financial priority has been the reduction of debt and improved access to long-term debt funding. Over the past four years True North has reduced total debt from $51,788 at December 31, 1991 to $18,749 at December 31, 1994. True North's debt-to-equity ratio has improved from 31.8% at December 31, 1991 to 9.0% at December 31, 1994. As further explained in Note 6 to the consolidated financial statements, the Company, through its $50,000 Revolving Credit Agreement has adequate financing capacity to meet its internal growth needs during 1995.

  Over the past four years, the Company has emphasized the timely collection of accounts receivable and the careful management of its accounts receivable to accounts payable ratio. Receivables over ninety day past due have declined from 9.7% of total accounts receivable at December 31, 1991 to 3.3% at December 31, 1994. The accounts receivable to accounts payable ratio has improved from 101.9% at December 31, 1991 to 94.0% at December 31, 1994. This improvement is particularly evident in the current year as accounts receivable increased 7.3% over 1993 levels while accounts payable increased 18.3%. As a result, during the same period short-term investments and marketable securities have increased from $36,012 at December 31, 1991 to $52,465 at December 31, 1994.

  During 1994, True North purchased approximately 768 shares of its Common Stock on the open market at a total cost of $16,281. These treasury shares were purchased to fund future issuances to the Company's Stock Purchase Plan and for exercises of options under its stock option plans.

  True North has paid cash dividends at an annual rate of $.60 per common share (adjusted for the two-for-one stock split which occurred on February 17, 1995) over the past seven years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operation will be adequate to continue payment of dividends at similar levels in 1995.

  During the past three years acquisitions have become an increasingly important component of True North's investing activities. The Company continues to contemplate strategic acquisitions to enhance its worldwide network. Such acquisitions may be financed through a combination of cash from existing operations, the issuance of stock and long-term borrowings.

  As discussed in Note 15, in January 1995, the Company contributed $6,616 in response to a rights offering by one European equity investee.

OUTLOOK

  As previously disclosed, in September 1994 True North initiated international arbitration proceedings against Publicis S.A., Publicis Communication and Publicis-FCB B.V. ("PBV"). True North contends that one or more of the respondents failed to comply with provisions of the agreements creating the alliance with Publicis in relation to certain unauthorized business acquisitions.

  In early February 1995, True North received a letter from Publicis Communication purporting to terminate the Master Alliance Agreement, effective July 24, 1995. On February 10, 1995, Publicis Communication confirmed their intent by notifying the French Stock Exchange Commission and issuing a press release. True North has also received correspondence from Publicis Communication indicating that they intend to pursue counterclaims in the arbitration.

  On February 13, 1995, True North issued a press release and related Form 8-K in response to the actions by Publicis Communication. True North believes that the attempt to rescind is not valid or legally effective as to any of the alliance agreements. In the Form 8-K and related press release, True North disclosed that it intends to contest the validity and effectiveness of the attempted termination. True North would certainly not presume to predict how the arbitrators will rule on the dispute before them, or on the broad range of possible outcomes that might ensue from their decisions or from any other settlement discussions relating to the dispute.

  True North continues to view European service capacity as an important element of its global strategy. And, during the pendancy of arbitration, both True North and Publicis Communication have committed that the joint venture's daily operations will not be affected by its existence and that service to the joint venture's clients will continue to be of the highest quality. True North is willing to participate in discussions with Publicis during the course of arbitration to resolve differences. At the same time, True North is committed to taking all necessary measures to protect its fundamental legal rights under the existing alliance agreements and the best interest of its shareholders and clients.

  As previously mentioned, the Italian operations of the joint venture have been depressed for the past two years resulting in severance charges and lease reserves which have decreased the earnings of the joint venture during this period. In early 1995, the management of the joint venture initiated a further restructuring of the Italian operations. True North anticipates that these actions will result in a substantial charge during the first quarter of 1995. As a result, while operating income appears strong for the quarter, True North anticipates an accounting loss because of this restructuring charge.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1992      1993      1994
                                                   --------  --------  --------
Revenues.......................................... $353,340  $372,666  $403,690
Costs and Expenses:
  Salaries and employee benefits.................. $203,696  $221,036  $248,955
  Office and general expenses.....................  103,397   109,322   116,903
  Provision for doubtful accounts.................      603     1,107       781
  Direct marketing cost of goods sold.............   19,468     8,199       --
  Unusual transactions............................    3,647     6,345       --
  Other (income) expense, net.....................    5,879     3,492     1,055
                                                   --------  --------  --------
                                                   $336,690  $349,501  $367,694
                                                   --------  --------  --------
Income before Provision for Income Taxes.......... $ 16,650  $ 23,165  $ 35,996
Provision for Federal, Foreign and State Income
 Taxes............................................   10,891     6,618    16,068
                                                   --------  --------  --------
                                                   $  5,759  $ 16,547  $ 19,928
Minority Interest Expense.........................     (354)     (428)      146
Equity in Net Earnings of Affiliated Companies....   12,642     9,595    10,203
                                                   --------  --------  --------
Net Income before Accounting Change............... $ 18,047  $ 25,714  $ 30,277
Cumulative Effect of Change in Accounting
 Principle........................................    3,681       --        --
                                                   --------  --------  --------
Net Income........................................ $ 21,728  $ 25,714  $ 30,277
                                                   ========  ========  ========
Per Share:
  Net Income before Accounting Change............. $   0.83  $   1.15  $   1.34
  Cumulative Effect of Change in Accounting
   Principle......................................     0.17       --        --
                                                   --------  --------  --------
Net Income........................................ $   1.00  $   1.15  $   1.34
                                                   ========  ========  ========
Weighted Average Number of Common and Common
 Equivalent Shares Outstanding....................   21,748    22,407    22,678
                                                   ========  ========  ========


        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1993      1994
                          ------                            --------  --------
Current Assets:
  Cash..................................................... $ 26,111  $ 24,598
  Short-term investments and marketable securities.........   39,136    52,465
  Accounts receivable, net of reserve for doubtful accounts
   of $5,760 in 1993 and $3,300 in 1994....................  257,134   275,851
  Other current assets.....................................   32,308    29,814
                                                            --------  --------
                                                            $354,689  $382,728
                                                            --------  --------
Property and Equipment:
  Land and buildings....................................... $    452  $    445
  Leasehold improvements...................................   46,756    48,555
  Furniture and equipment..................................   75,104    83,526
                                                            --------  --------
                                                            $122,312  $132,526
  Less-Accumulated depreciation and amortization...........  (76,123)  (86,866)
                                                            --------  --------
                                                            $ 46,189  $ 45,660
                                                            --------  --------
Other Assets:
  Goodwill, net of accumulated amortization of $21,163 in
   1993 and $24,133 in 1994................................ $ 50,004  $ 55,834
  Investment in affiliated companies.......................  171,740   177,948
  Other assets.............................................   15,265    11,574
                                                            --------  --------
                                                            $237,009  $245,356
                                                            --------  --------
                                                            $637,887  $673,744
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current Liabilities:
  Accounts payable......................................... $276,321  $326,789
  Short-term bank borrowings...............................    5,070     7,864
  Liability for federal and foreign taxes on income........    1,685       202
  Current portion of long-term debt........................      888     5,389
  Accrued expenses.........................................   56,980    59,293
                                                            --------  --------
                                                            $340,944  $399,537
                                                            --------  --------
Noncurrent Liabilities:
  Long-term debt........................................... $ 35,367  $  5,496
  Liability for deferred compensation......................   29,714    32,508
  Other noncurrent liabilities.............................   26,564    21,019
  Deferred income taxes....................................    5,268     7,427
                                                            --------  --------
                                                            $ 96,913  $ 66,450
                                                            --------  --------
Stockholders' Equity:
  Preferred stock, $1.00 par value, authorized 100 shares,
   none issued............................................. $    --   $    --
  Common stock, 33 1/3c par value, authorized 50,000 shares
   issued 23,306 in 1993 and 23,490 in 1994................    3,884     3,915
  Paid-in capital..........................................  118,525   121,708
  Retained earnings........................................   83,729   100,011
  Less--Treasury stock, at cost: 100 shares in 1993; 648 in
   1994....................................................   (1,021)  (13,653)
  Cumulative translation adjustment........................   (5,087)   (4,224)
                                                            --------  --------
                                                            $200,030  $207,757
                                                            --------  --------
                                                            $637,887  $673,744
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN 000'S)

                                                                          CUMULATIVE
                         COMMON PAID-IN  RETAINED  TREASURY    DEFERRED   TRANSLATION
                         STOCK  CAPITAL  EARNINGS   STOCK    COMPENSATION ADJUSTMENT
                         ------ -------- --------  --------  ------------ -----------
Balance at December 31,
 1991................... $3,761 $108,064 $ 63,870  $   (642)   $(4,406)     $(2,792)
  Net income............    --       --    21,728       --         --           --
  Dividends.............    --       --   (13,688)      --         --           --
  Common stock issued
   for stock options....     12      825      --        --         --           --
  Common stock purchased
   by Stock Purchase
   Plan.................     85    7,180      --        --         --           --
  Other common stock
   issuances............    --        98      --         83        --           --
  Translation
   adjustment...........    --       --       --        --         --        (1,732)
  Other.................    --       --       --        --         881          --
                         ------ -------- --------  --------    -------      -------
Balance at December 31,
 1992................... $3,858 $116,167 $ 71,910  $   (559)   $(3,525)     $(4,524)
  Net income............    --       --    25,714       --         --           --
  Dividends.............    --       --   (13,895)      --         --           --
  Common stock issued
   for stock options....     19    1,375      --        256        --           --
  Common stock purchased
   by Stock Purchase
   Plan.................      7      723      --        --         --           --
  Treasury stock
   purchased............    --       --       --       (819)       --           --
  Other common stock
   issuances............    --       260      --        101        --           --
  Translation
   adjustment...........    --       --       --        --         --          (563)
  Other.................    --       --       --        --       3,525          --
                         ------ -------- --------  --------    -------      -------
Balance at December 31,
 1993................... $3,884 $118,525 $ 83,729  $ (1,021)   $   --       $(5,087)
  Net income............    --       --    30,277       --         --           --
  Dividends.............    --       --   (13,995)      --         --           --
  Common stock issued
   for stock options....     31    2,049      --        336        --           --
  Common stock purchased
   by Stock Purchase
   Plan.................    --     1,033      --      3,306        --           --
  Treasury stock
   purchased............    --       --       --    (16,281)       --           --
  Other common stock
   issuances............    --       101      --          7        --           --
  Translation
   adjustment...........    --       --       --        --         --           863
  Other.................    --       --       --        --         --           --
                         ------ -------- --------  --------    -------      -------
Balance at December 31,
 1994................... $3,915 $121,708 $100,011  $(13,653)   $   --       $(4,224)
                         ====== ======== ========  ========    =======      =======

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1992      1993      1994
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income before accounting change              $ 18,047  $ 25,714  $ 30,277
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
    Provision for doubtful accounts..............       603     1,107       781
    Depreciation and amortization................    13,692    14,928    14,883
    Unrealized (gain) loss on Shandwick
     investment..................................     7,022       --     (1,877)
    Deferred compensation expense................       417       359     2,794
    Deferred income taxes........................    (1,481)   (1,377)       26
    Equity earnings of affiliates................   (12,642)   (9,595)  (10,203)
    Decrease (increase) in accounts receivable...    (8,075)  (20,687)  (19,498)
    Increase (decrease) in accounts payable......   (10,223)   16,692    50,468
    Decrease (increase) in other current assets..    (4,659)    5,410     2,494
    Increase (decrease) in accrued expenses......     5,747    17,163     2,313
    Dividends received from affiliated companies.       371     1,182     1,890
    Increase (decrease) in other noncurrent
     liabilities.................................    (1,037)     (157)   (5,545)
    Other........................................     1,535     1,040     6,286
                                                   --------  --------  --------
                                                   $  9,317  $ 51,779  $ 75,089
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Decrease (increase) in short-term investments
   and marketable securities.....................  $ 15,926  $(19,050) $(11,452)
  Increase (decrease) in short-term bank
   borrowings....................................    (6,146)     (484)    2,794
  Additions to long-term debt....................       104     5,217        34
  Repayments of long-term debt...................    (2,097)   (1,123)  (25,904)
  Common stock purchased by Stock Purchase Plan..     7,265       730     4,339
  Stock option exercises.........................       837     1,650     2,416
  Cash dividends paid............................   (13,689)  (13,895)  (13,995)
  Common stock purchased for treasury............       --       (818)  (16,281)
                                                   --------  --------  --------
                                                   $  2,200  $(27,773) $(58,049)
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) INVESTMENT
 ACTIVITIES:
  Purchase of interest in affiliated companies...  $ (2,064) $   (902) $   (304)
  Capital expenditures...........................    (8,158)   (9,034)   (9,716)
  Purchase of subsidiaries.......................    (3,620)  (12,856)   (8,533)
                                                   --------  --------  --------
                                                   $(13,842) $(22,792) $(18,553)
                                                   --------  --------  --------
Increase (decrease) in cash......................    (2,325)    1,214    (1,513)
Balance at beginning of year.....................    27,222    24,897    26,111
                                                   --------  --------  --------
Balance at end of year...........................  $ 24,897  $ 26,111  $ 24,598
                                                   ========  ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (AMOUNTS IN 000'S, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company (True North) and all wholly owned and majority-owned subsidiaries. The Company uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

  Income Recognition--True North records revenue on media, production and fee billing at the time it renders the related service to its clients. Salaries and other agency costs are charged to expense at the time they are incurred.

  Direct Marketing Cost of Goods Sold--Direct marketing cost of goods sold represents the materials, labor and factory overhead costs involved in the manufacturing process of Krupp/Taylor. True North sold Krupp/Taylor in 1993.

  Property and Depreciation--True North computes depreciation principally using the straight line method over the estimated useful life of the related asset. The Company amortizes leasehold improvements over the lesser of the estimated useful life of the asset or the life of the lease.

  Income Taxes--Effective January 1, 1992, True North adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The cumulative impact of the adoption of SFAS No. 109 at the beginning of 1992 is shown separately on the 1992 consolidated income statement as a credit of $3,681.

  At December 31, 1994, unremitted earnings of foreign subsidiaries and affiliated companies were approximately $73,909. The Company does not provide deferred taxes on these earnings because it reinvests the majority of such earnings in these operations.

  Goodwill--True North amortizes goodwill over periods from ten to forty years. Periodically, the Company reviews and, if necessary, adjusts the amortization periods for goodwill based upon current facts and circumstances and its best estimate of undiscounted future operating earnings of the related business. Amortization of goodwill, including goodwill of affiliated companies, amounted to $4,571 in 1992, $4,869 in 1993 and $5,422 in 1994.

  Earnings Per Share--Earnings per share are computed using the weighted average number of common shares outstanding during the year. The computation also reflects the potential issuance of shares under True North's stock option plans.

2. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

  The Company's current investment portfolio consists of short-term investments (principally time deposits and money-market funds) and marketable securities which are carried at the lower of cost or market. At December 31, 1993 and 1994, short-term investments and marketable securities were:

                                                                 1993    1994
                                                                ------- -------
      Short-term investments................................... $38,760 $46,969
      Investment in Shandwick, plc.............................     --    3,896
      Interest rate swap.......................................     --    1,600
      Limited partnerships.....................................     376     --
                                                                ------- -------
                                                                $39,136 $52,465
                                                                ======= =======

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  At December 31, 1992 and 1993, other assets included a non-marketable preferred stock investment in Shandwick, plc, a publicly-held global public relations company. During 1992, management determined that this investment had suffered a permanent decline in market value. Accordingly, a provision of $7,022 was charged against 1992 earnings to reflect this market value decline.

  In 1994, the Company converted its non-marketable preferred stock investment in Shandwick, plc to common shares of this company. Management designated its investment in the common shares of Shandwick, plc as "trading securities". In accordance with the provisions of SFAS No. 115, "Accounting for Certain Debt Investments in Debt and Equity Securities", this investment was reclassified to short-term investments and marketable securities and a gain of $1,877 was recorded to reflect this investment at current market value.

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, the Company receives LIBOR and pays a fixed rate of 6.1% on a notional amount of $25,000 from June 1994 to June 1999. Because this interest rate swap contract did not operate as an interest rate hedge against the Company's debt at December 31, 1994, the Company recorded a gain of $1,600 on this instrument to record its fair market value at that date.

3. OTHER CURRENT ASSETS

  At December 31, 1993 and 1994, other current assets consisted of:

                                                                 1993    1994
                                                                ------- -------
      Expenditures billable to clients......................... $18,969 $15,583
      Prepaid expenses.........................................  13,339  14,231
                                                                ------- -------
                                                                $32,308 $29,814
                                                                ======= =======

4. INVESTMENT IN AFFILIATED COMPANIES

  The Company's investment in affiliated companies consists of:

                                                                1993     1994
                                                              -------- --------
      26% interest in Publicis Communication................. $ 67,221 $ 68,908
      49% interest in Publicis FCB B.V.......................   90,871   97,529
      Other..................................................   13,648   11,511
                                                              -------- --------
                                                              $171,740 $177,948
                                                              ======== ========

  Summarized financial information for affiliated companies is as follows:

                                                                1993     1994
                                                              -------- --------
      Current assets......................................... $670,075 $768,935
      Noncurrent assets......................................  234,745  262,722
      Current liabilities....................................  664,761  794,684
      Long-term debt.........................................      245      --
      Other noncurrent liabilities...........................   62,885   76,894
      Shareholders' equity...................................  176,949  160,079
      Revenues...............................................  465,695  534,279
      Pretax income..........................................   54,953   49,736
      Net income.............................................   26,466   16,778

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  The Company's equity in the net tangible assets of these affiliated companies was $108,089 at December 31, 1993 and $113,896 at December 31, 1994.

5. ACCOUNTS PAYABLE

  Accounts payable includes the liability for cash overdrafts which represents checks outstanding in excess of balances maintained at the respective banks. The liability for cash overdrafts was $34,013 and $33,249 at December 31, 1993 and 1994, respectively.

6. SHORT-TERM BANK BORROWINGS AND LONG-TERM DEBT

  Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $9,836 in 1993 and $20,302 in 1994, and the maximum amount outstanding was $21,428 in 1993 and $39,524 in 1994. The weighted average rate for short-term borrowings was 5.2%, 4.2% and 5.6% in 1992, 1993 and 1994, respectively.

  On March 31, 1993 the Company entered into a Revolving Credit Agreement totaling $50,000 with several banks. This agreement, which expires on February 29, 1996, provides that True North may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread, and requires a commitment fee of .125% and a facility fee of .125%. During 1994, there were no borrowings under this agreement.

  In addition to the Revolving Credit Agreement, the Company had available at various banks other uncommitted lines of credit aggregating approximately $67,082 at December 31, 1994, of which $59,478 was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks.

  Long-term debt consists of:

                                                                1993     1994
                                                               -------  -------
      10.53% senior notes..................................... $25,000  $   --
      12.36% senior notes.....................................   5,775    5,273
      Other notes and obligations.............................   5,480    5,612
                                                               -------  -------
                                                               $36,255  $10,885
      Less portions due within one year.......................    (888)  (5,389)
                                                               -------  -------
                                                               $35,367  $ 5,496
                                                               =======  =======

  Scheduled maturities of long-term debt are $5,389 and $5,496 in 1995 and 1996, respectively.

  The long-term debt agreements and Revolving Credit Agreement contain various restrictive covenants and conditions which include, but are not limited to:

  . The Company must maintain a minimum net worth of $165,000, a current ratio of at least .9, a debt to capitalization ratio of no greater than .4, and a fixed charge coverage ratio of at least 1.5.

  . The Company is precluded from issuing additional long-term debt if consolidated funded debt (as defined) exceeds 350% of consolidated operating cash flow for the most recent four quarters.

  At December 31, 1994, the Company was in compliance with all covenants and conditions related to these agreements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  At December 31, 1994, the Company estimates that the fair market value of its debt is not materially different from its financial statement carrying value. The fair value of this debt was estimated using quoted market prices or discounted future cash flows.

  Total interest expense was $6,718, $6,388, and $7,027, in 1992, 1993 and 1994, respectively.

7. CONTINGENCIES

  True North is a party to several lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated financial position.

  As described in "Management's Discussion and Analysis--Outlook" included in this Annual Report to Stockholders, the Company is involved in international arbitration proceedings with Publicis S.A. and certain of its affiliates.

8. STOCK OPTIONS

  The Company has established various stock option plans for officers and key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. The option and vesting period for each stock option granted is specified on the date of grant, but in no case exceeds ten years.

  Transactions under these plans are summarized as follows:

                                            SHARES UNDER               AVAILABLE
                                               OPTION    OPTION PRICE  FOR GRANT
                                            ------------ ------------- ---------
   Outstanding at December 31, 1991.......       878     $ 6.94-$15.63   1,946
     Granted..............................       696     $12.44-$13.94    (696)
     Exercised............................       (70)    $ 6.94-$12.50
     Forfeitures..........................       (55)    $ 9.44-$12.31      55
     Shares released from restricted stock
      incentive plan......................                                  10
                                               -----                     -----
   Outstanding at December 31, 1992.......     1,449     $ 9.44-$15.63   1,315
     Granted..............................       396     $15.50-$19.44    (396)
     Exercised............................      (137)    $ 9.44-$13.81
     Forfeitures..........................       (49)    $ 9.44-$17.75      49
                                               -----                     -----
   Outstanding at December 31, 1993.......     1,659     $ 9.44-$19.44     968
     Granted..............................       651     $21.25-$22.94    (651)
     Exercised............................      (202)    $ 9.44-$13.94
     Forfeitures..........................       (75)    $ 9.44-$22.63      75
     Additional shares reserved for stock
      option grants.......................                               2,400
                                               -----                     -----
   Outstanding at December 31, 1994.......     2,033     $ 9.44-$22.94   2,792
                                               =====                     =====

9. SHAREHOLDERS' RIGHTS PLAN

  True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 1998, are exercisable only if a person or group (excluding True North) acquires 20% (25% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 30% or more of True North's common stock. Each right entitles the holder to purchase 1/2,000 of a share of Series A Junior Participating Preferred Stock ("preferred stock") of the Company at a purchase price of $42.50, subject to adjustment under certain conditions. At December 31, 1994, 30,000 shares of the True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Subject to certain conditions and limitations, in the event that True North is acquired by a person or group, these rights (which have not otherwise been exercised to acquire True North's preferred stock) entitle the holder to acquire the common stock of the surviving entity at approximately 50% of their fair market value.

  The Board of Directors has the flexibility to (i) redeem outstanding rights,
(ii) adjust the thresholds at which these rights become exercisable, and, (iii) exclude other persons or groups from triggering the exercisability of these rights.

10. DISTRIBUTION OF EARNINGS AND ASSETS

  Information about the Company's operations in different geographic areas for 1992, 1993 and 1994 is as follows:

                                                    1992      1993      1994
                                                  --------  --------  --------
      Revenues:
        U.S...................................... $287,188  $290,386  $306,737
        Foreign..................................   66,152    82,280    96,953
        Corporate................................      --        --        --
                                                  --------  --------  --------
                                                  $353,340  $372,666  $403,690
                                                  ========  ========  ========
      Income (Loss) before Provision for Taxes:
        U.S...................................... $ 23,293  $ 32,171  $ 57,863
        Foreign..................................    8,755     8,386       620
        Corporate................................  (15,398)  (17,392)  (22,487)
                                                  --------  --------  --------
                                                   $16,650  $ 23,165  $ 35,996
                                                  ========  ========  ========
      Net Income before Accounting Change:
        U.S...................................... $ 10,272  $ 22,895  $ 34,834
        Foreign..................................   17,938    14,124    10,059
        Corporate................................  (10,163)  (11,305)  (14,616)
                                                  --------  --------  --------
                                                  $ 18,047  $ 25,714  $ 30,277
                                                  ========  ========  ========
      Identifiable Assets:
        U.S...................................... $312,428  $333,310  $338,251
        Foreign..................................  272,995   300,453   328,806
        Corporate................................    3,936     4,124     6,687
                                                  --------  --------  --------
                                                  $589,359  $637,887  $673,744
                                                  ========  ========  ========

11. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

  True North and participating U.S. subsidiaries have a profit sharing plan, a supplemental pension plan, and a stock purchase plan.

  The profit sharing and supplemental pension plans are integrated to provide, for employees who retire at age 65 with 30 or more years of service, annual retirement benefits of 45% of the highest five-year average compensation during their last ten years of full-time employment. Under the integration formula, the profit

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES sharing plan provides the principal funding for employee retirement benefits. If a retiring employee's profit sharing balance is not sufficient to fund the minimum benefit described above, the pension plan provides the necessary supplemental funding to bring the total benefit up to the level guaranteed by the plans.

  True North's annual contribution to the profit sharing plan is based upon income, as defined in the plan, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. Under the stock purchase plan, True North matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing, pension, and stock purchase plan provisions were $9,509 in 1992, $10,059 in 1993 and $10,348 in 1994.

  The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $3,580 in 1992, $4,651 in 1993, and $5,949 in 1994.

  True North provides limited postretirement medical and life insurance benefits to employees who retire with at least ten years of service prior to age 65. Prior to January 1, 1993, the Company accounted for such benefits on the cash basis. In 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", on a prospective basis. Under this method, the Company is amortizing the actuarial present value of the accumulated postretirement benefit obligation (APBO) at January 1, 1993 over a twenty year period. In addition, the Company provides for current year service costs, interest costs and actuarially determined plan gains and losses. The adoption of SFAS No. 106 has not materially impacted the Company's reported earnings in 1993 or 1994. The APBO for these benefits (calculated using a discount rate of 7%) was approximately $5,619 and $4,146 at December 31, 1993 and 1994, respectively.

  On January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Because the Company provides only limited benefits to former or inactive employees after employment but before retirement, the adoption of SFAS No. 112 did not materially impact 1994 earnings.

12. LEASE OBLIGATIONS

  True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $30,011 in 1992, $33,958 in 1993 and $40,219 in 1994, after deducting sublease income of $7,004, $5,972, and $6,476, respectively.

  At December 31, 1994, the future rental obligations for these leases (net of sublease income of approximately $30,943) is as follows:

           YEAR                                       AMOUNT
           ----                                      --------
           1995..................................... $ 30,895
           1996.....................................   30,570
           1997.....................................   32,278
           1998.....................................   29,024
           1999.....................................   26,453
           Thereafter...............................  108,434

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

13. FEDERAL, FOREIGN AND STATE INCOME TAXES

  The domestic and foreign components of pretax income are as follows:

                                                          1992    1993    1994
                                                         ------- ------- -------
      Domestic.......................................... $ 8,062 $14,778 $35,344
      Foreign...........................................   8,588   8,387     652
                                                         ------- ------- -------
                                                         $16,650 $23,165 $35,996
                                                         ======= ======= =======

  The provision for taxes on income consists of the following:

                                                         1992     1993    1994
                                                        -------  ------  -------
      U.S.--currently payable.......................... $ 6,871  $2,781  $10,674
        --deferred.....................................  (1,481) (1,377)      26
      Foreign..........................................   2,534   3,865      913
      State............................................   2,967   1,349    4,455
                                                        -------  ------  -------
                                                        $10,891  $6,618  $16,068
                                                        =======  ======  =======

  Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the related tax effects are as follows:

                                                       1992     1993     1994
                                                     --------  -------  -------
      Safe harbor leases............................ $   (445) $  (479) $   594
      Deferred compensation.........................     (223)    (157)   1,085
      Depreciation..................................   (1,638)  (1,233)     818
      Lease reserves................................      471      581   (1,257)
      Reserve for doubtful accounts.................       59      (63)    (933)
      Other temporary differences, net..............      295      (26)    (281)
                                                     --------  -------  -------
                                                     $(1,481)  $(1,377) $    26
                                                     ========  =======  =======

  The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                              1992  1993   1994
                                                              ----  -----  ----
      At statutory rate.....................................  34.0%  35.0% 35.0%
      State taxes, net of federal tax benefit...............  11.8    3.8   8.0
      Higher (lower) aggregate effective tax rate on foreign
       operations...........................................   5.2    1.3  (0.1)
      Tax effect of nondeductible amortization..............   5.2    4.2   3.3
      Impact of unusual transactions........................   7.4  (13.8)  --
      Other.................................................   1.8   (1.9) (1.6)
                                                              ----  -----  ----
                                                              65.4%  28.6% 44.6%
                                                              ====  =====  ====

14. UNUSUAL TRANSACTIONS

  During 1992, True North established a reserve for the difference between the market value and cost of its Shandwick investment (see Note 2), resulting in a pretax loss of $7,022. The Company also renegotiated the lease of a foreign subsidiary resulting in a pretax gain of $3,374. The after-tax impact of unusual transactions in 1992 was a loss of $3,648.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  During 1993, True North sold Krupp/Taylor, its Los Angeles-based direct mail production facility. The sale resulted in a pretax loss of $6,345 and the realization of additional tax benefits deriving from the 1991 write-down of the financial statement carrying value of Krupp/Taylor. The after-tax impact of unusual transactions in 1993 was a loss of $600.

15. SUBSEQUENT EVENTS:

  In January 1995, Publicis Communication issued a stock subscription to its shareholders, Publicis S.A. and True North. True North contributed approximately $6,616 as a result of this capital call; its resulting ownership in Publicis Communication declined to approximately 21%.

  On February 17, 1995, the Company paid a 100% stock dividend to stockholders of record as of January 6, 1995. All per share and share data in the accompanying financial statements and footnotes have been adjusted to give effect to this stock dividend.

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

  The financial statements and related financial information included in this annual report are the responsibility of management. They have been reported in conformity with generally accepted accounting principles. In preparing these financial statements, management has necessarily included some amounts which are based on its best estimates and judgments. True North maintains systems of internal accounting and financial control designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed and recorded in accordance with established procedures. These systems of internal controls are reviewed, modified and improved as changes occur in business conditions and operations.

  Arthur Andersen LLP, our independent public accountants, are engaged to audit and to report on our consolidated financial statements. In performing their audit in accordance with generally accepted auditing standards, they evaluate our systems of internal accounting control, review selected transactions, and carry out other auditing procedures to the extent they consider necessary in expressing their informed professional opinion on our financial statements.

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

Bruce Mason                                                Terry M. Ashwill
Chairman/CEO                                           Chief Financial Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of True North Communications Inc.:

  We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31,1994. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Publicis Conseil for each of the three years in the period ended December 31, 1994, and we did not audit the financial statements of Publicis Communication for each of the two years in the period ended December 31, 1993; the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investment in Publicis Conseil represents approximately 4% of total assets as of December 31, 1994. The equity in its net earnings was $2,959,000 for the year ended December 31, 1994. The investments in Publicis Communication and Publicis Conseil represent approximately 15% of total assets as of December 31, 1993. The equity in their net earnings were $2,267,000 and $5,343,000 for each of the two years in the period ended December 31, 1993. The financial statements of Publicis Communication and Publicis Conseil were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to those amounts included for Publicis Communication and Publicis Conseil, is based solely on the reports of the other auditors.

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

  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115--Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994. As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1993. As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 109--Accounting for Income Taxes, effective January 1, 1992.

Arthur Andersen LLP

Chicago, Illinois,
March 10, 1995.