Form 10-K405, Exhibit 13
period 1995-12-31
TRUE NORTH COMMUNICATIONS
filed 1996-04-01
CIK 37931

                                                                      EXHIBIT 13

                                      LOGO

                   1995 FINANCIAL REPORT
                    TRUE NORTH COMMUNICATIONS INC.
                         101 EAST ERIE STREET
                           CHICAGO, ILLINOIS
                                 60611
                             312-751-7227

                               ABOUT TRUE NORTH

  In December 1994, Bruce Mason, Chairman and Chief Executive Officer, announced the creation of a new corporate form and name, True North Communications Inc. (True North). True North succeeded Foote, Cone & Belding Communications, Inc. as the name of the parent holding company. Foote, Cone & Belding, America's largest single advertising agency brand, continues to operate as an independent agency brand under the True North parent company along with other independent agency brands such as Mojo, Bayer Bess Vanderwarker, Inc., and Borders, Perrin and Norrander.

  True North is a communications company encompassing resources much broader in scope than any existing advertising holding company. True North's architecture is unique and includes the formation of three new business units:

  . TN Technologies Inc.--This business unit, which includes the R/GA Digital
    Media Group, a leading edge multimedia production company, specializes in digital marketing services. It provides a full range of interactive media applications including website development, on-line services, retail kiosk and television content as well as CD-ROM development for its clients.

  . TN Media Inc.--This business unit is a global network of the Company's specialists in the planning and buying of media time and space.

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

  The architecture of True North is designed to free local agency management from administration of the media buying and back office support functions and to give them leading edge technology so that they can devote their full energy and creativity to True North's most important endeavor--growing our clients' business.

  In addition to designing and creating effective advertising campaigns for radio, television and print media, the agency brands under the True North banner also offer their clients such additional services as:

  . digital and interactive communications

  . sales promotion and direct marketing

  . yellow pages directory advertising

  . healthcare advertising

  . public relations

  . Hispanic marketing

  . market and product research

  . package design

  . trademark and trade name development

  True North agency brands operate fully staffed offices in the United States, Canada, Latin America, Asia and the Pacific under a number of agency brands. The Publicis.FCB joint venture, jointly owned by True North and Publicis Communication, operates fully staffed offices throughout Europe. These offices handle multinational advertising and national advertising assignments.

  REVENUES: True North's principal source of revenues is from its agency brands that receive:

  . commissions and fees earned on advertising placed with the various media, and,

  . commissions and fees earned for the production and preparation of advertising.

  In addition, True North's agency brands receive fees for various other services performed in connection with advertising, research and marketing studies.

  The Company's client list includes many well-known national and international advertisers of consumer and industrial goods and services. During 1995, the ten largest clients accounted for approximately 43% of consolidated revenues: no single client accounted for as much as 10% of consolidated revenues.

  PERSONNEL: The principal asset of any service company is its people. True North has a variety of employee benefit and training programs designed to attract and retain personnel who are considered to be industry leaders. As of December 31, 1995, True North employed 4,369 people in its majority-owned offices: 2,621 were employed in its domestic offices and 1,748 were employed in its international offices. Of the 4,369 total employees, 1,597 were engaged in the creation and production of advertising, 1,130 in account management, 790 in media and research activities, and 852 in administrative and clerical functions.

  MARKET PRICE OF STOCK AND DIVIDEND RECORD: True North's Common Stock is listed on the New York Stock Exchange. Its trading symbol is TNO. The following table shows the high and low stock price of its Common Stock and dividends paid each quarter since January 1, 1994, adjusted for the two-for-one stock split which occurred on February 17, 1995:

                                                       PRICE RANGE
                                                   ------------------- DIVIDENDS
                                                     HIGH       LOW    DECLARED
                                                   --------- --------- ---------
1994
  1st Quarter..................................... $24       $20 3/4     $.15
  2nd Quarter.....................................  22 1/2    20 5/8      .15
  3rd Quarter.....................................  23 1/8    20 15/16    .15
  4th Quarter.....................................  23 5/16   19 15/16    .15
1995
  1st Quarter..................................... $21 13/16 $15 3/4     $.15
  2nd Quarter.....................................  20 1/4    17 5/8      .15
  3rd Quarter.....................................  21 1/2    19          .15
  4th Quarter.....................................  20 5/8    18          .15

  At December 31, 1995 True North had approximately 6,900 shareholders. True North employees owned approximately 20% of the Company's outstanding Common Stock as of that date, either directly or through various employee benefit plans.

  UNAUDITED QUARTERLY FINANCIAL DATA: Quarterly results (in thousands) and per share data, adjusted for the two-for-one stock split which occurred on February 17, 1995, are as follows:

                                              1ST      2ND      3RD      4TH
                                            QUARTER  QUARTER  QUARTER  QUARTER
                                            -------  -------- -------- --------
1994
  Revenues................................. $88,362  $102,078 $100,478 $112,772
  Income before provision for income taxes.   4,070     9,751    8,014   14,161
  Net income...............................   1,872    10,459    4,107   13,839
  Net income per share..................... $   .08  $    .46 $    .18 $    .62
1995
  Revenues................................. $95,389  $110,857 $108,654 $124,153
  Income (loss) before provision for income
   taxes...................................  (6,185)    8,117    6,136    6,683
  Net income (loss)........................ (11,028)   11,356    4,194   15,131
  Net income (loss) per share.............. $  (.49) $    .51 $    .19 $    .67

  FIVE-YEAR SELECTED FINANCIAL DATA: Select historical financial data (in thousands, except per share amounts which have been adjusted for the two-for-one stock split which occurred on February 17, 1995) are as follows:

                                  1991      1992     1993     1994      1995
                                --------  -------- -------- --------  --------
YEAR ENDED DECEMBER 31,
- -----------------------
Revenues....................... $341,987  $353,340 $372,666 $403,690  $439,053
Net income (loss)..............  (19,148)   21,728   25,714   30,277    19,653
Net income (loss) per share....     (.91)     1.00     1.15     1.34       .87
Dividends per share............      .60       .60      .60      .60       .60
AT DECEMBER 31,
- ---------------
Working capital................      866     5,310   13,745  (16,809)  (46,503)
Total assets...................  591,442   589,359  637,887  673,744   766,102
Long-term debt (includes
 current portion)..............   40,088    35,652   36,255   10,885     5,601
Total liabilities..............  428,401   406,032  437,857  465,987   544,008
Stockholders' equity...........  163,041   183,327  200,030  207,757   222,094
Book value per share...........     7.26      7.95     8.62     9.10      9.51

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

RESULTS OF OPERATIONS--1995 COMPARED TO 1994

  Results for 1995 include unusual items. As further disclosed below and in
Note 14 to the consolidated financial statements, these unusual items resulted in charges against after-tax earnings totaling $13,376 or $.60 per share.

  Revenues from True North's consolidated operations increased 8.8% from $403,690 in 1994 to $439,053 in 1995. U.S. revenues increased 5.6% to $323,921 and foreign revenues increased 18.8% to $115,132. Excluding the impact of acquisitions, consolidated revenues would have increased 3.2%.

  During 1995, True North acquired the R/GA Digital Media Group and several advertising agencies in North America, Latin America and the Pacific Rim. These acquisitions contributed $22,333 and $3,628 to the Company's revenues and pretax income, respectively.

  The 1995 percentage increases in salaries and employee benefit expenses and office and general expenses were higher than the percentage increase in consolidated revenues due to the following:

  . During 1995, True North continued to build its competency in technology by staffing new TN Technologies units in its offices and through the acquisition of R/GA. The salaries and employee benefit expense to revenue ratio for these units is higher than levels typical of the Company's established advertising agencies. In the near term, True North anticipates that its salaries and employee benefits expenses might increase at a rate higher than its rate of revenue growth as it continues to emphasize the development of its TN Technologies units.

  . During 1995, True North embarked upon an aggressive program to upgrade the staffing of its offices in the Asia-Pacific region. True North believes that this region has the greatest opportunity for growth over the next several years compared to other areas of the world. As a result, 1995 salaries and employee benefits expense include higher than normal severance charges as the Company changed personnel and management in several of its offices in this region.

  . The rate of increase in office and general expense reflects the Company's commitment to developing state of the art proprietary digital technology to design and produce all forms of advertising. True North will continue to invest in its TN Technologies units to maintain its competitive edge. For this reason, the Company anticipates that, in the near term, its rate of growth of office and general expenses might be higher than its revenue growth rate.

  . Office and general expenses in 1995 were favorably impacted by the reduction of $1,100 of accruals established in prior years which were no longer deemed to be necessary.

  The provision for doubtful accounts was a credit of $290 in 1995 due to the favorable settlement of a $600 trade receivable which had previously been fully reserved.

  As more fully explained in Note 14, True North recorded a pretax charge of $10,185 in the first quarter of 1995 related to the closure of an FCB operation in the Pacific region and to accrue for charges related to its disputes with Publicis. The majority of this amount was paid in 1995. The remainder will be paid in 1996.

  The increase in interest expense between years is due to higher average borrowings in 1995 as well as higher average interest rates.

  The decline in other income, which in 1995 primarily represents interest income, is due to the fact that in 1994 other income includes gains recorded on investments in an interest rate swap and the common stock of a publicly held British public relations agency. These gains are more fully explained in
Note 2.

  The effective tax rate for 1995 was 25.1% in 1995 compared to 44.6% in 1994. During 1995, the Company settled outstanding obligations in several tax jurisdictions on a favorable basis. As a result, True North recorded a reversal of tax reserves amounting to $6,214 in 1995. The various elements of the tax provision for both 1994 and 1995 are more fully explained in Note 13.

  Equity income, which consists primarily of True North's share of European operations, was $9,165 in 1995 compared to $10,203 in 1994. In the first quarter of 1995, Publicis.FCB Europe recorded a charge related to the previously disclosed restructuring of its Italian operations. The restructuring is expected to be completed in 1996. True North's share of this charge, which is reflected as a reduction of equity income, was $7,034. Equity income also includes a reversal of a previously established estimation reserve related to the Company's European investment amounting to $1,306. Excluding these one-time items, True North's share of European operations increased by approximately $4,700 between years: $1,500 of this improvement was due to favorable currency exchange rates in 1995 as compared to 1994, and the remainder of this improvement was due to improvements in the operating results of its Swiss, British and French operating units.

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

  Pretax income increased from $23,165 in 1993 to $35,996 in 1994. As more fully explained in Note 14, 1993 pretax income was adversely impacted by the loss recorded on the sale of Krupp/Taylor as well as the operating losses incurred by this unit during the period in 1993 that it was owned by True North. Pretax income for 1993 also benefited by approximately $2,990 as a result of gains recorded on certain life insurance policies and adjustments to deferred compensation reserves related to the death of a former officer of the Company. 1994 pretax income was enhanced by gains recorded on investments in an interest rate swap and the common stock of a publicly held British public relations agency: these gains are more fully explained in Note 2.

  The effective tax rate for 1994 was 44.6%, compared to 28.6% in 1993. The 1993 effective tax rate was impacted by 1993 unusual transactions. The various elements which effect the overall tax rate for each year are more fully described in Note 13.

  Equity income, which consists primarily of True North's share of European operations, was $10,203 in 1994 compared to $9,595 in 1993. The primary reason for the increase was a strengthening of virtually all European currencies against the U.S. dollar. The results of European operations in both 1993 and 1994 were adversely impacted by severance charges and lease reserves related to restructuring of the Italian operations and the continued adverse economic climate in that country.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows from operating activities have historically represented the Company's primary source of funding for investment activities. Over the past five years True North has emphasized the timely collection of accounts receivable and the careful management of its accounts receivable to accounts payable ratio, resulting in an optimum accounts receivable to accounts payable ratio at the end of 1994. During 1995, True North experienced a shift in client spending from media to production work. Media costs are typically billed to and collected from clients before payment is due to the media. In general, production work requires that the agency incur and pay costs that it can bill to its clients once the related work is completed. As a result of this shift in client spending patterns, during 1995 True North's accounts receivable to accounts payable ratio increased as did its investment in expenditures billable to clients, resulting in lower cash flows from operating activities. True North continues to review its billing and payment procedures and believes that this change in client spending patterns will not result in further increases in its accounts receivable to accounts payable ratio.

  The pace of True North's investment spending continues to grow as the Company has focused its efforts in two areas:

  . Capital expenditures--the 1995 increase in capital expenditures was driven by the relocation of True North's New York office and by the Company's efforts to maintain its competitive edge in providing digital marketing services. In the future, the Company anticipates that capital expenditures will be at levels lower than 1995, because the New York office relocation has been completed, but higher than 1993 and 1994 levels due to True North's commitment to maintain its competitive edge in providing digital marketing services.

  . Purchase of subsidiaries and interests in affiliated companies--True
    North continues to contemplate strategic acquisitions to enhance its worldwide network. During 1995, True North completed the acquisition of the R/GA Digital Media Group as well as several agencies in North America, Latin America and the Pacific rim. These acquisitions were financed through a combination of existing cash balances and the issuance of short-term borrowings. Future acquisitions may be financed through a combination of cash from existing operations, and the issuance of stock and long-term borrowings.

  During 1995, True North liquidated the majority of its marketable securities portfolio and issued short-term borrowings to finance its investment activities. In addition, as described in Note 6, it improved its access to long-term financing by entering into a $90 million Revolving Credit Agreement.

  True North has paid cash dividends at an annual rate of $.60 per share over the past eight years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 1996.

PUBLICIS RELATIONSHIP

  As previously disclosed, in September 1994 True North initiated international arbitration proceedings against Publicis S.A. ("PSA"), Publicis Communication ("PC") and Publicis.FCB B.V. ("PBV"). True North contends in these proceedings, which remain pending, that one or more of the respondents failed to comply with provisions of the Master Alliance Agreement and related agreements creating the alliance with Publicis (the "Alliance Agreements") in relation to certain unauthorized business acquisitions.

  In February 1995, True North received a letter from Publicis Communication purporting to terminate all the Alliance Agreements, effective July 24, 1995. Subsequently, Publicis Communication repeatedly confirmed its purported termination of the agreements.

  In March 1995, PSA and PC informed the Company that they intended to assert various counterclaims against the Company in the arbitration. PSA and PC thereby initiated an informal dispute resolution process for the counterclaims that must precede arbitration. PSA and PC have not completed this process or presented the counterclaims in the pending arbitration.

  As previously disclosed, on April 12, 1995, the parties to the arbitration agreed to suspend all proceedings in connection with the arbitration and to work together to seek a resolution of their disputes (the "litigation standstill agreement"). As part of this agreement, Publicis agreed to postpone the effective date of its purported termination of the Alliance Agreements until February 29, 1996. The litigation standstill agreement terminated by its own terms on December 31, 1995. Thereafter, representatives of True North informed the arbitrators that settlement discussions were continuing and requested that the arbitrators continue the suspension of the arbitration proceedings for a short time longer.

  On February 29, 1996 True North informed Publicis that, while in no way consenting to Publicis' termination action which True North considers wrongful and in violation of the Alliance Agreements, it must view this act of Publicis as entitling True North to treat all of the Alliance Agreements as finally terminated thereby discharging True North's remaining obligations under these agreements.

  The Alliance Agreements, among other things, contractually bound True North and Publicis to work with each other on a worldwide basis. The termination of the agreements frees both True North and Publicis to pursue their own separate courses and to do what they view as right for their respective clients and shareholders, including forming links with other strategic partners.

  The termination of the Alliance Agreements does not alter the status that True North and Publicis have as shareholders in each other or their respective 49% and 51% ownership in the Publicis.FCB European joint venture. The management of both companies remain committed to serving each other's clients around the world.

  While income derived from its shareholdings in PC and PBV have represented a significant percentage of True North's net income in recent years and although it is impossible to predict the future with any degree of certainty, True North management does not believe that this termination will have a material adverse impact on its results of operation or financial position. True North and Publicis are continuing negotiations aimed at resolving their disputes and at forging a new arrangement between the companies. It is not possible at this time to predict whether these negotiations will lead to an agreement.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
Revenues......................................... $372,666  $403,690  $439,053
Costs and Expenses:
  Salaries and employee benefits................. $221,036  $248,955  $280,619
  Office and general expenses....................  109,322   116,903   128,459
  Provision for doubtful accounts................    1,107       781      (290)
  Direct marketing cost of goods sold............    8,199       --        --
  Unusual transactions...........................    6,345       --     10,185
  Interest expense...............................    6,388     7,027     8,087
  Other (income) expense, net....................   (2,896)   (5,972)   (2,758)
                                                  --------  --------  --------
                                                  $349,501  $367,694  $424,302
                                                  --------  --------  --------
Income before Provision for Income Taxes......... $ 23,165  $ 35,996  $ 14,751
Provision for Federal, Foreign and State Income
 Taxes...........................................    6,618    16,068     3,705
                                                  --------  --------  --------
                                                  $ 16,547  $ 19,928  $ 11,046
Minority Interest Expense........................     (428)      146      (558)
Equity in Net Earnings of Affiliated Companies...    9,595    10,203     9,165
                                                  --------  --------  --------
Net Income....................................... $ 25,714  $ 30,277  $ 19,653
                                                  ========  ========  ========
Net Income Per Share............................. $   1.15  $   1.34  $    .87
                                                  ========  ========  ========
Weighted Average Number of Common and Common
 Equivalent Shares Outstanding...................   22,407    22,678    22,542
                                                  ========  ========  ========


        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1994      1995
                          ------                            --------  --------
Current Assets:
  Cash..................................................... $ 24,598  $ 48,408
  Short-term investments and marketable securities.........   52,465     8,573
  Accounts receivable, net of reserve for doubtful accounts
   of $3,300 in 1994 and $4,657 in 1995....................  275,851   333,038
  Other current assets.....................................   29,814    39,970
                                                            --------  --------
                                                            $382,728  $429,989
                                                            --------  --------
Property and Equipment:
  Land and buildings....................................... $    445  $    443
  Leasehold improvements...................................   48,555    37,872
  Furniture and equipment..................................   83,526    99,809
                                                            --------  --------
                                                            $132,526  $138,124
  Less-Accumulated depreciation and amortization...........  (86,866)  (83,498)
                                                            --------  --------
                                                            $ 45,660  $ 54,626
                                                            --------  --------
Other Assets:
  Goodwill, net of accumulated amortization of $24,133 in
   1994 and $28,702 in 1995................................ $ 55,834  $ 84,934
  Investment in affiliated companies.......................  177,948   187,456
  Other assets.............................................   11,574     9,097
                                                            --------  --------
                                                            $245,356  $281,487
                                                            --------  --------
                                                            $673,744  $766,102
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current Liabilities:
  Accounts payable......................................... $326,789  $371,767
  Short-term bank borrowings...............................    7,864    49,982
  Liability for federal and foreign taxes on income........      202     1,810
  Current portion of long-term debt........................    5,389       199
  Accrued expenses.........................................   59,293    52,734
                                                            --------  --------
                                                            $399,537  $476,492
                                                            --------  --------
Noncurrent Liabilities:
  Long-term debt........................................... $  5,496  $  5,402
  Liability for deferred compensation......................   32,508    36,538
  Other noncurrent liabilities.............................   21,019    23,968
  Deferred income taxes....................................    7,427     1,608
                                                            --------  --------
                                                            $ 66,450  $ 67,516
                                                            --------  --------
Stockholders' Equity:
  Preferred stock, $1.00 par value, authorized 100 shares,
   none issued............................................. $    --   $    --
  Common stock, 33 1/3c par value, authorized 50,000
   shares, issued 23,490 in 1994 and 23,490 in 1995........    3,915     7,830
  Paid-in capital..........................................  121,708   116,483
  Retained earnings........................................  100,011   105,800
  Less--Treasury stock, at cost: 648 shares in 1994; 128 in
   1995....................................................  (13,653)   (2,661)
  Cumulative translation adjustment........................   (4,224)   (5,358)
                                                            --------  --------
                                                            $207,757  $222,094
                                                            --------  --------
                                                            $673,744  $766,102
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN 000'S)

                                                                           CUMULATIVE
                         COMMON PAID-IN   RETAINED  TREASURY    DEFERRED   TRANSLATION
                         STOCK  CAPITAL   EARNINGS   STOCK    COMPENSATION ADJUSTMENT
                         ------ --------  --------  --------  ------------ -----------
Balance at December 31,
 1992................... $3,858 $116,167  $ 71,910  $   (559)   $(3,525)     $(4,524)
  Net income............    --       --     25,714       --         --           --
  Dividends.............    --       --    (13,895)      --         --           --
  Common stock issued
   for stock options....     19    1,375       --        256        --           --
  Common stock purchased
   by Stock Purchase
   Plan.................      7      723       --        --         --           --
  Treasury stock
   purchased............    --       --        --       (819)       --           --
  Other common stock
   issuances............    --       260       --        101        --           --
  Translation
   adjustment...........    --       --        --        --         --          (563)
  Other.................    --       --        --        --       3,525          --
                         ------ --------  --------  --------    -------      -------
Balance at December 31,
 1993................... $3,884 $118,525  $ 83,729  $ (1,021)   $   --       $(5,087)
  Net income............    --       --     30,277       --         --           --
  Dividends.............    --       --    (13,995)      --         --           --
  Common stock issued
   for stock options....     31    2,049       --        336        --           --
  Common stock purchased
   by Stock Purchase
   Plan.................    --     1,033       --      3,306        --           --
  Treasury stock
   purchased............    --       --        --    (16,281)       --           --
  Other common stock
   issuances............    --       101       --          7        --           --
  Translation
   adjustment...........    --       --        --        --         --           863
  Other.................    --       --        --        --         --           --
                         ------ --------  --------  --------    -------      -------
Balance at December 31,
 1994................... $3,915 $121,708  $100,011  $(13,653)   $   --       $(4,224)
  Net income............    --       --     19,653       --         --           --
  Dividends.............    --       --    (13,864)      --         --           --
  Two-for-one stock
   split................  3,915   (3,915)      --        --         --           --
  Common stock issued
   for stock options....    --      (369)      --      1,301        --           --
  Common stock purchased
   by Stock Purchase
   Plan.................    --      (941)      --      9,948        --           --
  Treasury stock
   purchased............    --       --        --       (257)       --           --
  Other common stock
   issuances............    --       --        --        --         --           --
  Translation
   adjustment...........    --       --        --        --         --        (1,134)
  Other.................    --       --        --        --         --           --
                         ------ --------  --------  --------    -------      -------
Balance at December 31,
 1995................... $7,830 $116,483  $105,800  $ (2,661)   $   --       $(5,358)
                         ====== ========  ========  ========    =======      =======

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $ 25,714  $ 30,277  $ 19,653
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
    Provision for doubtful accounts..............     1,107       781      (290)
    Depreciation and amortization................    14,928    14,883    17,783
    Unrealized (gain) loss on Shandwick
     investment..................................       --     (1,877)      424
    Deferred compensation expense................       359     2,794     4,030
    Deferred income taxes........................    (1,377)       26    (4,583)
    Equity earnings of affiliates................    (9,595)  (10,203)   (9,165)
    Decrease (increase) in accounts receivable...   (20,687)  (19,498)  (56,897)
    Increase (decrease) in accounts payable......     1,584    51,232    43,185
    Decrease (increase) in other current assets..     5,410     2,494   (10,156)
    Increase (decrease) in accrued expenses......    17,163     2,313    (6,559)
    Dividends received from affiliated companies.     1,182     1,890     6,321
    Other........................................       883       741     5,721
                                                   --------  --------  --------
                                                   $ 36,671  $ 75,853  $  9,467
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Decrease (increase) in short-term investments
   and marketable securities.....................  $(19,050) $(11,452) $ 43,468
  Increase (decrease) in liability for cash
   overdrafts....................................    15,108      (764)    1,793
  Increase (decrease) in short-term bank
   borrowings....................................      (484)    2,794    42,118
  Additions to long-term debt....................     5,217        34       --
  Repayments of long-term debt...................    (1,123)  (25,904)   (5,393)
  Common stock purchased by Stock Purchase Plan..       730     4,339     9,007
  Stock option exercises.........................     1,650     2,416       932
  Cash dividends paid............................   (13,895)  (13,995)  (13,864)
  Common stock purchased for treasury............      (818)  (16,281)     (257)
                                                   --------  --------  --------
                                                   $(12,665) $(58,813) $ 77,804
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) INVESTMENT
 ACTIVITIES:
  Purchase of interest in affiliated companies...  $   (902) $   (304) $ (8,114)
  Capital expenditures...........................    (9,034)   (9,716)  (27,169)
  Purchase of subsidiaries.......................   (12,856)   (8,533)  (28,178)
                                                   --------  --------  --------
                                                   $(22,792) $(18,553) $(63,461)
                                                   --------  --------  --------
Increase (decrease) in cash......................     1,214    (1,513)   23,810
Balance at beginning of year.....................    24,897    26,111    24,598
                                                   --------  --------  --------
Balance at end of year...........................  $ 26,111  $ 24,598  $ 48,408
                                                   ========  ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN 000'S, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations--The Company (True North) is a global advertising business. Pages 1 and 2 of this Annual Report contain a more comprehensive discussion of the nature of True North's operations.

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned and majority-owned subsidiaries. The Company uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

  During 1993, 1994 and 1995, True North acquired several agencies. True North accounted for these acquisitions using the purchase method of accounting. Acquisitions completed during 1995 contributed $22,333 and $3,628 to the Company's revenues and pretax income, respectively. These acquisitions, both individually and in the aggregate, were immaterial to the Company's financial position.

  Use of Estimates--The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  Income Recognition--True North records revenue when media placements appear and production costs are billable. Salaries and other agency costs are charged to expense at the time they are incurred.

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

  At December 31, 1995, unremitted earnings of foreign subsidiaries and affiliated companies were approximately $82,424. The Company does not provide deferred taxes on these earnings because it permanently reinvests such earnings in these operations.

  Goodwill--True North amortizes goodwill over periods from ten to forty years. Periodically, the Company reviews and, if necessary, adjusts the carrying value for goodwill based upon current facts and circumstances and its best estimate of undiscounted future operating earnings of the related business. Amortization of goodwill, including goodwill of affiliated companies, amounted to $4,869 in 1993, $5,422 in 1994 and $6,336 in 1995.

  Stock Split--On February 17, 1995, the Company paid a 100% stock dividend to stockholders of record as of January 6, 1995. All per share and share data in the accompanying financial statements and footnotes have been adjusted to give effect to this stock dividend.

  Earnings Per Share--Earnings per share are computed using the weighted average number of common shares outstanding during the year. The computation also reflects the potential issuance of shares under True North's stock option plans.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

2. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

  The Company's current investment portfolio consists of short-term investments (principally time deposits and money-market funds) and marketable securities which are carried at the lower of cost or market. At December 31, 1994 and 1995, short-term investments and marketable securities were:

                                                                  1994    1995
                                                                 ------- ------
      Short-term investments.................................... $46,969 $5,101
      5% investment in Shandwick, plc...........................   3,896  3,472
      Interest rate swap........................................   1,600    --
                                                                 ------- ------
                                                                 $52,465 $8,573
                                                                 ======= ======

  During 1994, the Company converted its non-marketable preferred stock investment in Shandwick, plc, a publicly-held global public relations company, to common shares of this company. Management designated its investment in the common shares of Shandwick, plc as "trading securities". In accordance with the provisions of SFAS No. 115, "Accounting for Certain Debt Investments in Debt and Equity Securities", this investment was reclassified to short-term investments and marketable securities and a gain of $1,877 in 1994 and a loss of $424 in 1995 were recorded to reflect this investment at quoted market value at each year-end.

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, the Company receives LIBOR and pays a fixed rate of 6.1% on a notional amount of $25,000 from June 1994 to June 1999. Because this interest rate swap contract did not operate as an interest rate hedge against the Company's debt at December 31, 1994, the Company recorded a gain of $1,600 on this instrument to record its fair market value at that date. During 1995, the Company designated this financial instrument as a hedge against $25,000 of its borrowings. As a result, the recorded value of this financial instrument was reclassified to other assets and is being amortized as an element of interest expense over the remaining life of the contract. At December 31, 1995, the carrying and fair market values of this investment were $753 and $(665), respectively.

3. OTHER CURRENT ASSETS

  At December 31, 1994 and 1995, other current assets consisted of:

                                                                 1994    1995
                                                                ------- -------
      Expenditures billable to clients......................... $15,583 $28,362
      Prepaid expenses.........................................  14,231  11,608
                                                                ------- -------
                                                                $29,814 $39,970
                                                                ======= =======

4. INVESTMENT IN AFFILIATED COMPANIES

  The Company's investment in affiliated companies consists of:

                                                                1994     1995
                                                              -------- --------
      21% interest in Publicis Communication (26% in 1994)... $ 68,908 $ 73,179
      49% interest in Publicis.FCB B.V.......................   97,529  103,247
      Other..................................................   11,511   11,030
                                                              -------- --------
                                                              $177,948 $187,456
                                                              ======== ========

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Summarized financial information for affiliated companies is as follows:

                                                                1994     1995
                                                              -------- --------
      Current assets......................................... $768,935 $888,358
      Noncurrent assets......................................  262,722  226,779
      Current liabilities....................................  794,684  808,996
      Long-term debt.........................................      --        24
      Other noncurrent liabilities...........................   76,894   82,774
      Shareholders' equity...................................  160,079  223,343
      Revenues...............................................  534,279  617,111
      Pretax income..........................................   49,736   62,670
      Net income.............................................   16,778   28,945

  The Company's equity in the net tangible assets of these affiliated companies was $113,896 at December 31, 1994 and $123,692 at December 31, 1995.

  Publicis Conseil, a French advertising agency, is jointly owned by Publicis Communication (80%) and Publicis.FCB B.V. (20%). Publicis Conseil had total assets of $356,820 and $411,984 at December 31, 1994 and 1995, and total net income of $11,966, $10,913, and $14,307 for the years ended December 31, 1993, 1994, and 1995. True North's total investment in Publicis Conseil was approximately 4% and 3% of its assets at December 31, 1994 and 1995. True North's share of the net earnings of Publicis Conseil was $3,281, $2,959 and $3,310 in 1993, 1994, and 1995.

5. ACCOUNTS PAYABLE

  Accounts payable includes the liability for cash overdrafts which represents checks outstanding in excess of balances maintained at the respective banks. The liability for cash overdrafts was $33,249 and $35,042 at December 31, 1994 and 1995, respectively.

6. SHORT-TERM BANK BORROWINGS AND LONG-TERM DEBT

  Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $20,302 in 1994 and $50,381 in 1995, and the maximum amount outstanding was $39,524 in 1994 and $89,138 in 1995. The weighted average rate for short-term borrowings was 4.2%, 5.6% and 7.0% in 1993, 1994 and 1995, respectively.

  On December 21, 1995 the Company entered into a Revolving Credit Agreement totaling $90,000 with several banks. This agreement, which expires on December 21, 1998, provides that True North may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread, and requires a facility fee of .175% to .300%, depending upon the Company's financial performance. During 1995, there were no borrowings under this agreement.

  In addition to the Revolving Credit Agreement, the Company had available at various banks uncommitted lines of credit aggregating approximately $116,472 at December 31, 1995, of which $66,490 was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks. There are no commitment fees or compensating balance requirements under these arrangements. Interest rates are negotiated at the time of each borrowing.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Long-term debt consists of:

                                                                 1994     1995
                                                                -------  ------
      12.36% senior notes...................................... $ 5,273  $  --
      Other notes and obligations..............................   5,612   5,601
                                                                -------  ------
                                                                $10,885  $5,601
      Less portions due within one year........................  (5,389)   (199)
                                                                -------  ------
                                                                $ 5,496  $5,402
                                                                =======  ======

  Scheduled maturities of long-term debt are $199 and $5,402 in 1996 and 1997, respectively.

  The long-term debt agreements and Revolving Credit Agreement contain various restrictive covenants and conditions which include, but are not limited to:

  . The Company must maintain a minimum net worth of $165,000, plus 50% of Adjusted Net Income (as defined) from June 30, 1995, a current ratio of at least .75, an indebtedness (as defined) to capitalization ratio of no greater than .4, and a fixed charge coverage ratio of at least 1.5.

  At December 31, 1995, the Company was in compliance with all covenants and conditions related to these agreements.

  At December 31, 1995, the Company estimates that the fair market value of its debt is not materially different from its financial statement carrying value. The fair value of this debt was estimated using quoted market prices or discounted future cash flows.

7. CONTINGENCIES

  True North is a party to several lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated financial position.

  As described in "Management's Discussion and Analysis--Publicis
Relationship" included in this Annual Report to Stockholders, the Company is involved in international arbitration proceedings with Publicis S.A. and certain of its affiliates.

8. STOCK OPTIONS

  The Company has established various stock option plans for officers and key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. The option and vesting period for each stock option granted is specified on the date of grant, but in no case exceeds ten years.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Transactions under these plans are summarized as follows:

                                           SHARES UNDER               AVAILABLE
                                              OPTION    OPTION PRICE  FOR GRANT
                                           ------------ ------------- ---------
   Outstanding at December 31, 1992.......    1,449     $ 9.44-$15.63   1,315
     Granted..............................      396     $15.50-$19.44    (396)
     Exercised............................     (137)    $ 9.44-$13.81
     Forfeitures..........................      (49)    $ 9.44-$17.75      49
                                              -----                     -----
   Outstanding at December 31, 1993.......    1,659     $ 9.44-$19.44     968
     Granted..............................      651     $21.25-$22.94    (651)
     Exercised............................     (202)    $ 9.44-$13.94
     Forfeitures..........................      (75)    $ 9.44-$22.63      75
     Additional shares reserved for stock
      option grants.......................                              2,400
                                              -----                     -----
   Outstanding at December 31, 1994.......    2,033     $ 9.44-$22.94   2,792
     Granted..............................      759     $15.89-$21.25    (759)
     Exercised............................      (62)    $ 9.44-$14.94
     Forfeitures..........................     (138)    $ 9.44-$22.63     138
                                              -----                     -----
   Outstanding at December 31, 1995.......    2,592     $ 9.44-$22.94   2,171
                                              =====                     =====

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 recommends changes in accounting for employee stock option plans and requires certain additional footnote disclosures for fiscal 1996, even if the recommended accounting is not adopted. True North has not yet determined whether it will adopt this new accounting for stock-based compensation plans.

9. SHAREHOLDERS' RIGHTS PLAN

  True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 1998, are exercisable only if a person or group (excluding True North) acquires 20% (25% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 30% or more of True North's common stock. Each right entitles the holder to purchase 1/2,000 of a share of Series A Junior Participating Preferred Stock ("preferred stock") of the Company at a purchase price of $42.50, subject to adjustment under certain conditions. At December 31, 1995, 30,000 shares of the True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

  Subject to certain conditions and limitations, in the event that True North is acquired by a person or group, these rights (which have not otherwise been exercised to acquire True North's preferred stock) entitle the holder to acquire the common stock of the surviving entity at approximately 50% of fair market value.

  The Board of Directors has the flexibility to (i) redeem outstanding rights at a rate of $.005 per right, (ii) adjust the thresholds at which these rights become exercisable, and, (iii) exclude other persons or groups from triggering the exercisability of these rights.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

10. DISTRIBUTION OF EARNINGS AND ASSETS

  Information about the Company's operations in different geographic areas for 1993, 1994 and 1995 is as follows:

                                                    1993      1994      1995
                                                  --------  --------  --------
      Revenues:
        U.S...................................... $290,386  $306,737  $323,921
        Foreign..................................   82,280    96,953   115,132
        Corporate................................      --        --        --
                                                  --------  --------  --------
                                                  $372,666  $403,690  $439,053
                                                  ========  ========  ========
      Income (Loss) before Provision for Taxes:
        U.S...................................... $ 32,171  $ 57,863  $ 41,847
        Foreign..................................    8,386       620    (2,525)
        Corporate................................  (17,392)  (22,487)  (24,571)
                                                  --------  --------  --------
                                                  $ 23,165  $ 35,996  $ 14,751
                                                  ========  ========  ========
      Net Income:
        U.S...................................... $ 22,895  $ 34,834  $ 28,409
        Foreign..................................   14,124    10,059     4,987
        Corporate................................  (11,305)  (14,616)  (13,743)
                                                  --------  --------  --------
                                                  $ 25,714  $ 30,277  $ 19,653
                                                  ========  ========  ========
      Identifiable Assets:
        U.S...................................... $333,310  $338,251  $389,419
        Foreign..................................  300,453   328,806   369,773
        Corporate................................    4,124     6,687     6,910
                                                  --------  --------  --------
                                                  $637,887  $673,744  $766,102
                                                  ========  ========  ========

11. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

  True North and participating U.S. subsidiaries have a profit sharing plan, a supplemental pension plan, and a stock purchase plan.

  The profit sharing and supplemental pension plans are integrated to provide, for employees who retire at age 65 with 30 or more years of service, annual retirement benefits of 45% of the highest five-year average compensation during their last ten years of full-time employment. Under the integration formula, the profit sharing plan provides the principal funding for employee retirement benefits. If a retiring employee's profit sharing balance is not sufficient to fund the minimum benefit described above, the pension plan provides the necessary supplemental funding to bring the total benefit up to the level guaranteed by the plans.

  True North's annual contribution to the profit sharing plan is based upon income, as defined in the plan, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. Under the stock purchase plan, True North matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing and stock purchase plan provisions were $9,925 in 1993, $10,660 in 1994, and $9,264 in 1995.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Net pension costs for the supplemental pension plan for 1993, 1994, and 1995 included the following components:

                                                               1993  1994  1995
                                                               ----  ----  ----
      Service cost--benefits earned during the year........... $111  $104  $110
      Interest cost on projected benefit obligation...........  148   216   212
      Actual return on plan assets............................ (157) (143) (121)
      Net amortization and deferral...........................    9    38    40
                                                               ----  ----  ----
      Total pension cost...................................... $111  $215  $241
                                                               ====  ====  ====

  The funded status of the supplemental pension plan at December 31, 1994 and 1995 is as follows:

                                                                    1994   1995
                                                                   ------ ------
      Actuarial present value of accumulated benefit obligation
       (including vested benefits of $2,168 in 1994 and $2,180 in
       1995).....................................................  $2,551 $2,536
      Actuarial present value of projected benefit obligation....   2,699  2,716
      Plan assets at fair value..................................   1,794  1,582

  A discount rate of 8%, a salary increase rate of 6% and an investment return rate of 8% were used in 1993, 1994, and 1995.

  The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $4,651 in 1993, $5,949 in 1994, and $6,913 in 1995.

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

  The components of expense for these postretirement benefits for 1994, and 1995 are as follows:

                                                                      1994 1995
                                                                      ---- ----
      Service cost (benefits earned during the year)................. $353 $294
      Interest costs on accumulated postretirement benefit
       obligation....................................................  321  372
      Net amortization and deferral..................................  247  147
                                                                      ---- ----
      Plan assets at fair value...................................... $921 $813
                                                                      ==== ====

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  The following table sets forth the funded status and amounts recognized for True North's postretirement benefit plans in its consolidated balance sheet at December 31, 1994 and 1995:

                                                                 1994    1995
                                                                ------  ------
      Accumulated postretirement benefit obligation
        Retirees............................................... $1,543  $1,494
        Fully eligible active participants.....................    529     498
        Other active plan participants.........................  2,074   1,860
                                                                ------  ------
        Total accumulated postretirement benefit obligation.... $4,146  $3,852
      Plan assets at fair market value.........................    --      --
                                                                ------  ------
      Accumulated postretirement benefit obligation in excess
       of plan assets.......................................... $4,146  $3,852
      Unrecognized net transition obligation................... (4,452) (4,205)
      Unrecognized net gain....................................  1,709   2,743
                                                                ------  ------
      Accrued postretirement benefit cost...................... $1,403  $2,390
                                                                ======  ======

  A discount rate of 7% and 8.5% was used in 1994 and 1995, respectively. The rate of increase in covered medical benefits used to determine accumulated postretirement benefits was 12% in 1994 and 11% in 1995. This rate is assumed to decrease by 1% per annum to 6% in 2000 and remain constant thereafter. The medical benefits cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the medical benefits cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $330 and 1995 expense by $83.

  On January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Because the Company provides only limited benefits to former or inactive employees after employment but before retirement, the adoption of SFAS No. 112 did not materially impact True North's earnings or financial position in either 1994 or 1995.

12. LEASE OBLIGATIONS

  True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $33,958 in 1993, $40,219 in 1994 and $40,279 in 1995, after deducting sublease income of $5,972, $6,476, and $12,571, respectively.

  At December 31, 1995, the future minimum rental obligations for these leases (net of sublease income of approximately $74,424) is as follows:

           YEAR                                       AMOUNT
           ----                                       -------
           1996...................................... $31,205
           1997......................................  31,926
           1998......................................  31,231
           1999......................................  24,610
           2000......................................  22,773
           Thereafter................................  82,177

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

13. FEDERAL, FOREIGN AND STATE INCOME TAXES

  The domestic and foreign components of pretax income are as follows:

                                                         1993    1994    1995
                                                        ------- ------- -------
      Domestic......................................... $14,778 $35,344 $17,394
      Foreign..........................................   8,387     652  (2,643)
                                                        ------- ------- -------
                                                        $23,165 $35,996 $14,751
                                                        ======= ======= =======

  The provision for taxes on income consists of the following:

                                                         1993     1994    1995
                                                        -------  ------- ------
      U.S.--currently payable.......................... $ 2,781  $10,674 $4,088
        --deferred.....................................  (1,377)      26 (4,583)
      Foreign..........................................   3,865      913    875
      State............................................   1,349    4,455  3,325
                                                        -------  ------- ------
                                                        $ 6,618  $16,068 $3,705
                                                        =======  ======= ======

  Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the related tax effects are as follows:

                                                      1993     1994     1995
                                                     -------  -------  -------
      Safe harbor leases............................ $  (479) $   594  $  (312)
      Reversal of tax reserves......................     --       --    (6,214)
      Deferred compensation.........................    (157)   1,085     (853)
      Depreciation..................................  (1,233)     818      922
      Lease reserves................................     581   (1,257)   1,499
      Reserve for doubtful accounts.................     (63)    (933)     259
      Other temporary differences, net..............     (26)    (281)     116
                                                     -------  -------  -------
                                                     $(1,377) $    26  $(4,583)
                                                     =======  =======  =======

  During 1995, True North settled outstanding obligations in several tax jurisdictions on a favorable basis. As a result, True North recorded a reversal of tax reserves amounting to $6,214 in 1995. The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                            1993   1994  1995
                                                            -----  ----  -----
      At statutory rate....................................  35.0% 35.0%  35.0%
      State taxes, net of federal tax benefit..............   3.8   8.0   14.6
      Higher (lower) aggregate effective tax rate on
       foreign operations..................................   1.3  (0.1)   6.5
      Tax effect of nondeductible amortization.............   4.2   3.3   10.3
      Impact of unusual transactions....................... (13.8)  --     --
      Reversal of excess tax reserves......................   --    --   (42.1)
      Other................................................  (1.9) (1.6)    .8
                                                            -----  ----  -----
                                                             28.6% 44.6%  25.1%
                                                            =====  ====  =====

14. UNUSUAL TRANSACTIONS

  During 1993, True North sold Krupp/Taylor, its Los Angeles-based direct mail production facility. The sale resulted in a pretax loss of $6,345 and the realization of additional tax benefits deriving from the 1991 write-down of the financial statement carrying value of Krupp/Taylor. The after-tax impact of unusual transactions in 1993 was a loss of $600.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  In the first quarter of 1995, the Company recorded a pretax charge of $10,185. Of this amount, $3,560 related to the closure of an FCB operation in the Pacific region and $6,625 represented the accrual of charges related to its disputes with Publicis. Additionally, included in the line, "Equity in Net Earnings of Affiliated Companies", is a charge of $7,034 related to the previously disclosed restructuring of the Italian operations of the Publicis.FCB European joint venture. The after-tax impact of all unusual items is a loss of $13,376 or $.60 per share.

15. SUPPLEMENTAL CASHFLOW DATA

  Interest and taxes paid in 1993, 1994, and 1995 were as follows:

                                                           1993   1994    1995
                                                          ------ ------- -------
      Interest........................................... $5,072 $ 8,343 $ 8,086
      Taxes..............................................  7,735  13,919  10,868

  True North maintains only minimal cash balances in its foreign subsidiaries. As a result, the impact of changes in currency rates on True North's cash balances is insignificant.

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

Bruce Mason                                                    Terry M.
Chairman/CEO                                                   Ashwill
                                                        Chief Financial Officer

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of True North Communications Inc.:

  We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Publicis Conseil for each of the three years in the period ended December 31, 1995, and we did not audit the financial statements of Publicis Communication for the year ended December 31, 1993; the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investment in Publicis Conseil represents approximately 3% and 4% of total assets as of December 31, 1995 and 1994, respectively. The equity in its net earnings was $3,310,000 and $2,959,000 for the years ended December 31, 1995 and 1994, respectively. The investments in Publicis Communication and Publicis Conseil represent approximately 15% of total assets as of December 31, 1993. The equity in their net earnings was $2,267,000 for the year December 31, 1993. The financial statements of Publicis Communication and Publicis Conseil were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Publicis Communication and Publicis Conseil, is based solely on the reports of the other auditors.

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

  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

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

Arthur Andersen LLP

Chicago, Illinois,
February 13, 1996.