Form 10-K, Exhibit 13
period 1996-12-31
TRUE NORTH COMMUNICATIONS INC
filed 1997-03-31
CIK 37931

                                      LOGO

                   1996 FINANCIAL REPORT
                    TRUE NORTH COMMUNICATIONS INC.
                         101 EAST ERIE STREET
                           CHICAGO, ILLINOIS
                                 60611
                             312-425-6500

                               ABOUT TRUE NORTH

  In December 1994 True North Communications Inc. (True North) succeeded Foote, Cone & Belding Communications, Inc. as the holding company for Foote, Cone & Belding--America's largest advertising agency--and additional agency brands, including Mojo, Borders Perrin Norrander, Bayer Bess Vanderwarker and others. With these brands as the foundation, True North is building a new type of architecture for a communications firm.

  Through planned acquisitions and internal growth, True North has become a communications company encompassing resources much broader in scope than any existing advertising holding company. True North's architecture is unique and includes three new business units:

  . TN Technologies Holding Inc.--This company is a leader in digital interactive marketing, having developed over 500 interactive/new media marketing programs since 1987. The company combines traditional marketing skills with capabilities in digital media and communications technologies to enable clients to more effectively reach and interact with customers and other key constitutents, including employees, stockholders, suppliers and other business partners. The company delivers a complete range of digital interactive marketing products and services including: customized global intranets; creation, production, updating and maintenance of World Wide Web sites and other interactive communications vehicles; analysis of customer requests, purchases and behaviors; delivery of uniform and updated sales tools for sales forces; and technical consulting. The company was formed on December 31, 1996 through the combination of TN Technologies Inc. and a new acquisition, Modem Media.

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

  The architecture of True North is designed to free local agency management from administration of the media buying and back office support functions and give them leading edge technology so they can devote their full energy and creativity to True North's most important endeavor--growing our clients' business.

  In addition to designing and creating effective advertising campaigns for radio, television and print media, the agency brands under the True North banner offer clients such additional services as:

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

  The Company's client list includes many well-known national and international advertisers of consumer and industrial goods and services. During 1996, the ten largest clients accounted for approximately 40% of consolidated revenues: no single client accounted for as much as 10% of consolidated revenues.

  PERSONNEL: The principal asset of any service company is its people. True North has an array of employee benefit and training programs to attract and retain personnel considered to be industry leaders. As of December 31, 1996, True North employed 5,022 people in its majority-owned offices: 3,070 were employed in its domestic offices and 1,952 in its international offices. Of the 5,022 total employees, 1,915 were engaged in the creation and production of advertising, 1,296 in account management, 844 in media and research activities, and 967 in administrative and clerical functions.

  MARKET PRICE OF STOCK AND DIVIDEND RECORD: True North's Common Stock is listed on the New York Stock Exchange. Its trading symbol is TNO. The following table shows the high and low stock price of its Common Stock and dividends paid each quarter since January 1, 1995, adjusted for the two-for-one stock split which occurred on February 17, 1995:

                                                        PRICE RANGE
                                                     ----------------- DIVIDENDS
                                                       HIGH      LOW   DECLARED
                                                     --------- ------- ---------
1995
  1st Quarter....................................... $21 13/16 $15 3/4   $.15
  2nd Quarter.......................................  20 1/4    17 5/8    .15
  3rd Quarter.......................................  21 1/2    19        .15
  4th Quarter.......................................  20 5/8    18        .15
1996
  1st Quarter....................................... $25       $16 3/8   $.15
  2nd Quarter.......................................  27        22 1/4    .15
  3rd Quarter.......................................  23 3/4    16 3/4    .15
  4th Quarter.......................................  24        19 1/2    .15

  At December 31, 1996 True North had approximately 7,300 shareholders. True North employees owned approximately 18% of the Company's outstanding Common Stock as of that date, either directly or through various employee benefit plans.

  UNAUDITED QUARTERLY FINANCIAL DATA: Quarterly results (in thousands) and per share data, adjusted for the two-for-one stock split which occurred on February 17, 1995, are as follows:

                                             1ST       2ND      3RD      4TH
                                           QUARTER   QUARTER  QUARTER  QUARTER
                                           --------  -------- -------- --------
1995
  Revenues................................ $ 95,389  $110,857 $108,654 $124,153
  Income (loss) before provision for
   income taxes...........................   (6,185)    8,117    6,136    6,683
  Net income (loss).......................  (11,028)   11,356    4,194   15,131
  Net income (loss) per share............. $   (.49) $    .51 $    .19 $    .67
1996
  Revenues................................ $105,934  $118,429 $125,803 $142,884
  Income (loss) before provision for
   income taxes...........................   (2,774)       94   10,475   11,419
  Net income (loss).......................     (722)    6,049    6,033   16,474
  Net income (loss) per share............. $   (.03) $    .26 $    .26 $    .71

  FIVE-YEAR SELECTED FINANCIAL DATA: Select historical financial data (in thousands, except per share amounts which have been adjusted for the two-for-one stock split which occurred on February 17, 1995) are as follows:

                                  1992     1993     1994      1995      1996
                                -------- -------- --------  --------  --------
YEAR ENDED DECEMBER 31,
-----------------------
Revenues....................... $353,340 $372,666 $403,690  $439,053  $493,050
Net income (loss)..............   21,728   25,714   30,277    19,653    27,834
Net income (loss) per share....     1.00     1.15     1.34       .87      1.20
Dividends per share............      .60      .60      .60       .60       .60
AT DECEMBER 31,
---------------
Working capital................    5,310   13,745  (16,809)  (46,503)  (48,945)
Total assets...................  589,359  637,887  673,744   766,102   932,660
Long-term debt (includes
 current portion)..............   35,652   36,255   10,885     5,601    31,783
Total liabilities..............  406,032  437,857  465,987   544,008   691,319
Stockholders' equity...........  183,327  200,030  207,757   222,094   241,341
Book value per share...........     7.95     8.62     9.10      9.51     10.20

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

RESULTS OF OPERATIONS--1996 COMPARED TO 1995

  Revenues from True North's consolidated operations increased 12.3% to $493,050 in 1996 from $439,053 in 1995. North American revenues increased 15.7% to $396,246 in 1996 while international revenues increased 0.2% to $96,804.

  During the latter part of 1995 and in 1996, True North purchased several agencies in North America, Latin America and the Pacific Rim. These acquisitions contributed $47,413 and $5,965 to True North's 1996 revenues and pretax income respectively.

  Salaries and benefits expenses increased 13.5% to $318,539 in 1996. Excluding the impact of acquisitions, this category of expense increased approximately 4% between years.

  Office and general expenses increased $21,656 or 16.9% between years, higher than the rate of revenue growth. Excluding acquisitions, the rate of growth for this expense category was 6%. During the fourth quarter of 1996, True North experienced high levels of legal and consulting costs related to its continuing negotiations with Publicis (approximately $1.4 million higher than 1995). In addition, True North continued to invest in new digital advertising technologies, resulting in higher levels of depreciation expense and consulting costs.

  As more fully explained in Note 14 to the consolidated financial statements, True North recorded a net pretax charge of $1,356 in the fourth quarter of 1996 related to (1.) severance of two of its former executives and inside Board members, and, (2.) the execution of a sublease for office space in Los Angeles, (3.) offset by a gain related to the December 31, 1996 acquisition of Modem Media.

  The increase in interest expense between years is due to higher average borrowings in 1996 primarily caused by the Company's investment spending detailed on page 5.

  The increase in other income, which primarily represents interest income, is due to the fact that in 1996 other income includes gains recorded on an investment in the common stock of a publicly held British public relations agency. These gains are more fully explained in Note 2.

  The effective tax rate was 50.5% in 1996 compared to 25.1% in 1995. As more fully explained on page 5, the 1995 effective tax rate was impacted by the favorable settlement of outstanding obligations in several tax jurisdictions. The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996, the Company was able to utilize these net operating loss carryforwards to offset current taxable income. As a result, the related valuation allowance was no longer required and so was reduced. The various elements of the tax provision for both 1995 and 1996 are more fully explained in Note 13.

  Equity income, which consists primarily of True North's share of European operations, was $18,286 in 1996 compared to $9,165 in 1995. 1995 equity income was depressed by the first quarter 1995 Italian restructuring provision of $7,034. The fourth quarter of 1996 was benefited by the true-up of Italian restructuring reserves as the Italian operations of the joint venture were able to negotiate more favorable settlements on leases and other actions than previously anticipated. This reserve true-up resulted in a one-time increase in 1996 earnings of $5,759. Actual operating results for Europe were down $3,862 primarily due to revenue declines and resultant severance actions taken at several of the joint venture's German locations and also to the strengthening of the U.S. dollar against European currencies.

RESULTS OF OPERATIONS--1995 COMPARED TO 1994

  Revenues from True North's consolidated operations increased 8.8% from $403,690 in 1994 to $439,053 in 1995. U.S. revenues increased 5.6% to $323,921 and foreign revenues increased 18.8% to $115,132. Excluding the impact of acquisitions, consolidated revenues would have increased 3.2%.

  During 1995, True North acquired the R/GA Digital Media Group and several advertising agencies in North America, Latin America and the Pacific Rim. These acquisitions contributed $22,333 and $3,628 to the Company's 1995 revenues and pretax income, respectively.

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

  . During 1995, True North embarked upon an aggressive program to upgrade the staffing of its offices in the Asia-Pacific region. True North believes that this region has the greatest opportunity for growth over the next several years compared to other areas of the world. As a result, 1995 salaries and employee benefits expense include higher than normal severance charges as the Company changed personnel and invested in new management in several of its offices in this region.

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

  As more fully explained in Note 14, True North recorded a pretax charge of $10,185 in the first quarter of 1995 related to the closure of an FCB operation in the Pacific region and to accrue for charges related to its disputes with Publicis. The majority of this amount was paid in 1995. The remainder was paid in 1996.

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

  The effective tax rate was 25.1% in 1995 compared to 44.6% in 1994. During 1995, the Company settled outstanding obligations in several tax jurisdictions on a favorable basis. As a result, True North recorded a reversal of tax reserves amounting to $6,214 in 1995. The various elements of the tax provision for both 1994 and 1995 are more fully explained in Note 13.

  Equity income, which consists primarily of True North's share of European operations, was $9,165 in 1995 compared to $10,203 in 1994. In the first quarter of 1995, Publicis.FCB Europe recorded a charge related to the previously disclosed restructuring of its Italian operations. The restructuring was substantially completed in 1996. True North's share of this charge, which is reflected as a reduction of equity income, was $7,034. Equity income also includes a reversal of a previously established estimation reserve related to the Company's European investment amounting to $1,306. Excluding these one-time items, True North's share of European operations increased by approximately $4,700 between years: $1,500 of this improvement was due to favorable currency exchange rates in 1995 as compared to 1994, and the remainder of this improvement was due to improvements in the operating results of its Swiss, British and French operating units.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows from operating activities have historically represented the Company's primary source of funding for investment activities. Over the past five years True North has emphasized the timely collection of accounts receivable and the careful management of its accounts receivable to accounts payable ratio, resulting in an optimum accounts receivable to accounts payable ratio at the end of 1994. During 1995 and 1996, True North experienced a shift in client spending from media to production work. Media costs are typically billed to and collected from clients before payment is due to the media. In general, production work requires that the agency incur and pay costs that it can bill to its clients once the related work is completed. As a result of this shift in client spending patterns, over the last two years True North's accounts receivable to accounts payable ratio increased as did its investment in expenditures billable to clients, resulting in lower cash flows from operating activities. True North continues to review its billing and payment procedures and believes that this change in client spending patterns will not result in further significant increases in its accounts receivable to accounts payable ratio.

  The pace of True North's investment spending continues to grow as the Company has focused its efforts in two areas:

  . Capital expenditures--the 1995 increase in capital expenditures was driven by the relocation of True North's New York office and by the Company's efforts to maintain its competitive edge in providing digital marketing services. As anticipated, capital expenditures in 1996 declined by $9,474 from 1995 levels because the New York office move was completed in 1995. In the future the Company anticipates that capital expenditures will be at levels comparable to 1996 due to True North's commitment to maintain its competitive edge in providing digital marketing services.

  . Purchase of subsidiaries and interests in affiliated companies--True
    North continues to contemplate strategic acquisitions to enhance its worldwide network. During the past three years, True North completed the acquisition of several agencies in North America, Latin America and the Pacific rim. These acquisitions were financed through a combination of existing cash balances and the issuance of short-term borrowings. As discussed in Note 16, on December 31, 1996 True North acquired a 64% interest in Modem Media in exchange for 1,121 shares of its common stock, a 36% interest in the assets and operations of TN Technologies Inc., and a contingent obligation to pay $16 million in cash and $4 million in True North common stock in the event that TN Technologies Holding Inc. (the combined operations of Modem Media and TN Technologies Inc.) is able to complete an initial public offering of its common stock. Future acquisitions may be financed through a combination of cash from existing operations, and the issuance of stock and long-term borrowings.

  True North liquidated the majority of its marketable securities portfolio during 1995 and issued short-term borrowings during 1995 and 1996 to finance its investment activities. In addition, as described in Note 6, it improved its access to long-term financing by entering into a $90 million Revolving Credit Agreement during 1995 and a $25 million three year term loan during 1996.

  True North has paid cash dividends at an annual rate of $.60 per share over the past nine years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 1997.

PUBLICIS RELATIONSHIP

  As previously disclosed, during 1996 True North continued to negotiate a resolution to its outstanding disputes with Publicis, its partner in their European joint venture. These negotiations continued until mid-February 1997.

  On February 19, 1997, True North and Publicis announced an amicable settlement of their disputes through the signing of a Memorandum of Agreement (the "MOA"). The intent of this document is to establish a new legal and business relationship between the parties so that all disputes between the parties are resolved and each is free to create its own separate, independent agency network. A copy of this document is filed as an exhibit to True North's 1996 Form 10-K.

  Pursuant to the MOA, Publicis has agreed to transfer its ownership of certain agencies in France, the United Kingdom, Portugal and Greece to True North. In exchange, True North has agreed to exchange its 49% interest in the joint venture for a 26.5% ownership in an newly structured and larger Publicis (which will, by the terms of the MOA, own 100% of the remaining agencies of the joint venture). In addition, subject to terms to be agreed at a later date, True North has agreed to offer to sell to Publicis its ownership in certain of its second brand agencies in South Africa and Germany, at least a controlling interest in certain of its second brand agencies in Australia and New Zealand, and to use its best efforts to assist Publicis in its efforts to establish agencies in Thailand, India and Argentina.

  The MOA contains certain terms intended to provide True North with a means of selling its resulting equity interest in Publicis either in a public offering or based upon appraised market values and other specified formulas contained in the MOA. Under the terms of the MOA, Publicis has agreed to use its best efforts to cause its common stock to be listed on a major European stock exchange by no later than December 31, 1998.

  The MOA also contains certain provisions addressing several other issues including, but not limited to: the termination of all adversarial proceedings by both parties upon execution of a final definitive agreement referred to below; the use and ownership of each agency's brandnames by the respective parties; the payment of certain past and future costs incurred by each party to service the clients of the other party; agreement to continue servicing clients in markets where one party, but not the other, has established an office; and, provisions related to the exchange of financial and other information.

  Although the MOA provides that it is legally binding, it recognizes that certain transactions and other provisions and terms contemplated in the MOA will require execution of final definitive documents.

  Income derived for its shareholdings in Publicis and the European joint venture have represented a significant percentage of True North's net income in recent years. The terms and provisions of the MOA are designed to minimize the impact on ongoing earnings from operations of either party. True North believes that, if all of the transactions contemplated by the MOA occur, the earnings impact on its ongoing operations will not be material. In addition, based upon internally developed valuations of the various operations and investments which True North will acquire or sell under the terms of the MOA, the Company believes that the consummation of all of these transactions will not result in a material gain or loss except for possible tax consequences discussed below.

However, the ultimate gain or loss recorded on these transactions will be determined based upon the results of definitive valuation studies performed by independent valuation experts. In addition, because the MOA contemplates the restructuring of the legal investments of parties which are subject to different tax jurisdictions it is impossible to predict, with any degree of certainty, the potential tax consequences of these transactions because the actual legal form of the transactions will be determined by the execution of the final definitive documents referred to above. Even so, based upon preliminary analysis of these transactions, True North believes that it may record a material charge to its 1997 earnings related to tax payments arising from the consummation of these transactions. True North also believes that these tax consequences will not be material to its consolidated financial position.


                   INCLUSION OF FORWARD-LOOKING INFORMATION

  Certain statements under the captions "About True North" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" within the meaning of Section 21E(i)(1) of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from any future results expressed or implied by these statements. Such factors include, among other things, the following: general economic and business conditions, changes in demand for the Company's services, changes in competition, the ability of the Company to integrate acquisitions or complete future acquisitions, interest rate fluctuations, dependence upon and availability of qualified personnel, and changes in governmental regulation. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                        CONSOLIDATED INCOME STATEMENTS
                     (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Revenues......................................... $403,690  $439,053  $493,050
Costs and Expenses:
  Salaries and employee benefits................. $248,955  $280,619  $318,539
  Office and general expenses....................  116,903   128,459   150,115
  Provision for doubtful accounts................      781      (290)      625
  Unusual transactions...........................      --     10,185     1,356
  Interest expense...............................    7,027     8,087     8,585
  Other (income) expense, net....................   (5,972)   (2,758)   (5,384)
                                                  --------  --------  --------
                                                  $367,694  $424,302  $473,836
                                                  --------  --------  --------
Income before Provision for Income Taxes......... $ 35,996  $ 14,751  $ 19,214
Provision for Federal, Foreign and State Income
 Taxes...........................................   16,068     3,705     9,697
                                                  --------  --------  --------
                                                  $ 19,928  $ 11,046  $  9,517
Minority Interest Income (Expense)...............      146      (558)       31
Equity in Net Earnings of Affiliated Companies...   10,203     9,165    18,286
                                                  --------  --------  --------
Net Income....................................... $ 30,277  $ 19,653  $ 27,834
                                                  ========  ========  ========
Net Income Per Share............................. $   1.34  $    .87  $   1.20
                                                  ========  ========  ========
Weighted Average Number of Common and Common
 Equivalent Shares Outstanding...................   22,678    22,542    23,254
                                                  ========  ========  ========


       The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1995      1996
                          ------                            --------  --------
Current Assets:
  Cash..................................................... $ 48,408  $ 45,946
  Short-term investments and marketable securities.........    8,573    11,050
  Accounts receivable, net of reserve for doubtful accounts
   of $4,657 in 1995 and $4,956 in 1996....................  333,038   402,786
  Other current assets.....................................   39,970    44,464
                                                            --------  --------
                                                            $429,989  $504,246
                                                            --------  --------
Property and Equipment:
  Land and buildings....................................... $    443  $    412
  Leasehold improvements...................................   37,872    38,447
  Furniture and equipment..................................   99,809   120,238
                                                            --------  --------
                                                            $138,124  $159,097
  Less--Accumulated depreciation and amortization..........  (83,498)  (97,728)
                                                            --------  --------
                                                            $ 54,626  $ 61,369
                                                            --------  --------
Other Assets:
  Goodwill, net of accumulated amortization of $28,702 in
   1995 and $34,149 in 1996................................ $ 84,934  $151,640
  Investment in affiliated companies.......................  187,456   202,397
  Other assets.............................................    9,097    13,008
                                                            --------  --------
                                                            $281,487  $367,045
                                                            --------  --------
                                                            $766,102  $932,660
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current Liabilities:
  Accounts payable......................................... $371,767  $417,054
  Short-term bank borrowings...............................   49,982    79,698
  Liability for federal and foreign taxes on income........    1,810     2,312
  Current portion of long-term debt........................      199       270
  Accrued expenses.........................................   52,734    53,857
                                                            --------  --------
                                                            $476,492  $553,191
                                                            --------  --------
Noncurrent Liabilities:
  Long-term debt........................................... $  5,402  $ 31,513
  Liability for deferred compensation......................   36,538    44,501
  Other noncurrent liabilities.............................   25,576    37,727
  Obligation to Modem Media partners.......................      --     24,387
                                                            --------  --------
                                                            $ 67,516  $138,128
                                                            --------  --------
Stockholders' Equity:
  Preferred stock, $1.00 par value, authorized 100 shares,
   none issued............................................. $    --   $    --
  Common stock, 33 1/3c par value, authorized 50,000
   shares, issued 23,490 in 1995 and 23,872 in 1996........    7,830     7,957
  Paid-in capital..........................................  116,483   123,740
  Retained earnings........................................  105,800   119,399
  Less--Treasury stock, at cost: 128 shares in 1995; 204 in
   1996....................................................   (2,661)   (4,553)
  Cumulative translation adjustment........................   (5,358)   (5,202)
                                                            --------  --------
                                                            $222,094  $241,341
                                                            --------  --------
                                                            $766,102  $932,660
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN 000'S)

                                                                    CUMULATIVE
                               COMMON PAID-IN   RETAINED  TREASURY  TRANSLATION
                               STOCK  CAPITAL   EARNINGS   STOCK    ADJUSTMENT
                               ------ --------  --------  --------  -----------
Balance at December 31, 1993.. $3,884 $118,525  $ 83,729  $ (1,021)   $(5,087)
  Net income..................    --       --     30,277       --         --
  Dividends...................    --       --    (13,995)      --         --
  Common stock issued for
   stock options..............     31    2,049       --        336        --
  Common stock purchased by
   Stock Purchase Plan........    --     1,033       --      3,306        --
  Treasury stock purchased....    --       --        --    (16,281)       --
  Other common stock
   issuances..................    --       101       --          7        --
  Translation adjustment......    --       --        --        --         863
                               ------ --------  --------  --------    -------
Balance at December 31, 1994.. $3,915 $121,708  $100,011  $(13,653)   $(4,224)
  Net income..................    --       --     19,653       --         --
  Dividends...................    --       --    (13,864)      --         --
  Two-for-one stock split.....  3,915   (3,915)      --        --         --
  Common stock issued for
   stock options..............    --      (369)      --      1,301        --
  Common stock purchased by
   Stock Purchase Plan........    --      (941)      --      9,948        --
  Treasury stock purchased....    --       --        --       (257)       --
  Other common stock
   issuances..................    --       --        --        --         --
  Translation adjustment......    --       --        --        --      (1,134)
                               ------ --------  --------  --------    -------
Balance at December 31, 1995.. $7,830 $116,483  $105,800  $ (2,661)   $(5,358)
  Net income..................    --       --     27,834       --         --
  Dividends...................    --       --    (14,235)      --         --
  Common stock issued for
   stock options..............     59    2,165       --        859        --
  Common stock purchased by
   Stock Purchase Plan........     68    5,092       --      3,273        --
  Treasury stock purchased....    --       --        --     (6,024)       --
  Translation adjustment......    --       --        --        --         156
                               ------ --------  --------  --------    -------
Balance at December 31, 1996.. $7,957 $123,740  $119,399  $ (4,553)   $(5,202)
                               ====== ========  ========  ========    =======

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
  Net income.....................................  $ 30,277  $ 19,653  $ 27,834
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
    Gain on sale of assets.......................       --        --     (5,800)
    Provision for doubtful accounts..............       781      (290)      625
    Depreciation and amortization................    14,883    17,783    18,976
    Unrealized (gain) loss on Shandwick
     investment..................................    (1,877)      424    (1,440)
    Deferred compensation expense................     2,794     4,030     7,963
    Deferred income taxes........................        26    (4,583)   (1,935)
    Equity earnings of affiliates................   (10,203)   (9,165)  (18,286)
    Decrease (increase) in accounts receivable...   (19,498)  (56,897)  (53,338)
    Increase (decrease) in accounts payable......    51,232    43,185    15,794
    Decrease (increase) in other current assets..     2,494   (10,156)   (1,387)
    Increase (decrease) in accrued expenses......     2,313    (6,559)    8,889
    Dividends received from affiliated companies.     1,890     6,321     3,044
    Other........................................       741     5,721    (1,730)
                                                   --------  --------  --------
                                                   $ 75,853  $  9,467  $   (791)
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Decrease (increase) in short-term investments
   and marketable securities.....................  $(11,452) $ 43,468  $   (661)
  Increase (decrease) in liability for cash
   overdrafts....................................      (764)    1,793     6,061
  Increase (decrease) in short-term bank
   borrowings....................................     2,794    42,118    29,716
  Additions to long-term debt....................        34       --     25,264
  Repayments of long-term debt...................   (25,904)   (5,393)      --
  Common stock purchased by Stock Purchase Plan..     4,339     9,007     8,433
  Stock option exercises.........................     2,416       932     3,083
  Cash dividends paid............................   (13,995)  (13,864)  (14,235)
  Common stock purchased for treasury............   (16,281)     (257)   (6,024)
                                                   --------  --------  --------
                                                   $(58,813) $ 77,804  $ 51,637
                                                   --------  --------  --------
CASH PROVIDED BY (USED FOR) INVESTMENT
 ACTIVITIES:
  Purchase of interest in affiliated companies...  $   (304) $ (8,114) $   (728)
  Capital expenditures...........................    (9,716)  (27,169)  (17,695)
  Purchase of subsidiaries.......................    (8,533)  (28,178)  (34,885)
                                                   --------  --------  --------
                                                   $(18,553) $(63,461) $(53,308)
                                                   --------  --------  --------
Increase (decrease) in cash......................    (1,513)   23,810    (2,462)
Balance at beginning of year.....................    26,111    24,598    48,408
                                                   --------  --------  --------
Balance at end of year...........................  $ 24,598  $ 48,408   $45,946
                                                   ========  ========  ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN 000'S, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations--The Company (True North) is a global advertising and communications business. Pages 1 and 2 of this Annual Report contain a more comprehensive discussion of the nature of True North's operations.

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

  Income Recognition--True North records revenue when media placements appear and production costs are billable. Salaries and other agency costs are charged to expense at the time incurred.

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

  At December 31, 1996, unremitted earnings of foreign subsidiaries and affiliated companies were approximately $99,225. The Company does not provide deferred taxes on these earnings because it permanently reinvests such earnings in these operations.

  Goodwill--True North amortizes goodwill over periods from ten to forty years. Periodically, the Company reviews and, if necessary, adjusts the carrying value for goodwill based upon current facts and circumstances and its best estimate of undiscounted future operating earnings of the related business. Amortization of goodwill, including goodwill of affiliated companies, amounted to $5,422 in 1994, $6,336 in 1995, and $7,568 in 1996.

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

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

2. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

  The Company's current investment portfolio consists of short-term investments (principally time deposits and money-market funds) and marketable securities. At December 31, 1995 and 1996, short-term investments and marketable securities were:

                                                                  1995   1996
                                                                 ------ -------
      Short-term investments.................................... $5,101 $ 6,556
      5% investment in Shandwick, plc...........................  3,472   4,494
                                                                 ------ -------
                                                                 $8,573 $11,050
                                                                 ====== =======

  During 1994, the Company converted its non-marketable preferred stock investment in Shandwick, plc, a publicly-held global public relations company, to common shares of this company. Management designated its investment in the common shares of Shandwick, plc as "trading securities". In accordance with the provisions of SFAS No. 115, "Accounting for Certain Debt Investments in Debt and Equity Securities", this investment was reclassified to short-term investments and marketable securities and gains of $1,877 and $1,440 in 1994 and 1996 and a loss of $424 in 1995 were recorded to reflect this investment at quoted market value at each year-end.

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, the Company receives LIBOR and pays a fixed rate of 6.1% on a notional amount of $25,000 from June 1994 to June 1999. Because this interest rate swap contract did not operate as an interest rate hedge against the Company's debt at December 31, 1994, the Company recorded a gain of $1,600 on this instrument to record its fair market value at that date. During 1995, the Company designated this financial instrument as a hedge against $25,000 of its borrowings. As a result, the recorded value of this financial instrument was reclassified to other assets and is being amortized as an element of interest expense over the remaining life of the contract. At December 31, 1996, the carrying and fair market values of this investment were $538 and $(134), respectively.

3. OTHER CURRENT ASSETS

  At December 31, 1995 and 1996, other current assets consisted of:

                                                                 1995    1996
                                                                ------- -------
      Expenditures billable to clients......................... $28,362 $31,573
      Prepaid expenses.........................................  11,608  12,891
                                                                ------- -------
                                                                $39,970 $44,464
                                                                ======= =======

4. INVESTMENT IN AFFILIATED COMPANIES

  The Company's investment in affiliated companies consists of:

                                                                1995     1996
                                                              -------- --------
      21% interest in Publicis Communication................. $ 73,179 $ 76,495
      49% interest in Publicis.FCB B.V.......................  103,247  114,861
      Other..................................................   11,030   11,041
                                                              -------- --------
                                                              $187,456 $202,397
                                                              ======== ========

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Summarized financial information for affiliated companies is as follows:

                                                                 1995     1996
                                                               -------- --------
      Current assets.......................................... $888,358 $898,847
      Noncurrent assets.......................................  226,779  216,964
      Current liabilities.....................................  808,996  791,672
      Long-term debt..........................................       24       16
      Other noncurrent liabilities............................   82,774   86,136
      Shareholders' equity....................................  223,343  237,987
      Revenues................................................  617,111  626,584
      Pretax income...........................................   62,670   73,212
      Net income..............................................   28,945   39,915

  The Company's equity in the net tangible assets of these affiliated companies was $123,692 at December 31, 1995 and $132,280 at December 31, 1996.

  Publicis Conseil, a French advertising agency, is jointly owned by Publicis Communication (80%) and Publicis.FCB B.V. (20%). Publicis Conseil had total assets of $411,984 and $397,982 at December 31, 1995 and 1996, and total net income of $10,913, $14,307 and $12,799 for the years ended December 31, 1994, 1995, and 1996. True North's total investment in Publicis Conseil was approximately 3% of its assets at December 31, 1995 and 1996. True North's share of the net earnings of Publicis Conseil was $2,959, $3,310 and $3,275 in 1994, 1995, and 1996.

5. ACCOUNTS PAYABLE

  Accounts payable includes the liability for cash overdrafts which represents checks outstanding in excess of balances maintained at the respective banks. The liability for cash overdrafts was $35,042 and $44,856 at December 31, 1995 and 1996, respectively.

6. SHORT-TERM BANK BORROWINGS AND LONG-TERM DEBT

  Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $50,381 in 1995 and $71,122 in 1996, and the maximum amount outstanding was $89,138 in 1995 and $124,558 in 1996. The weighted average interest rate for short-term borrowings was 5.6%, 7.0% and 6.4% in 1994, 1995 and 1996, respectively.

  On December 21, 1995 the Company entered into a Revolving Credit Agreement totaling $90,000 with several banks. This agreement, which expires on December 21, 1998, provides that True North may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread, and requires a facility fee of .175% to .300%, depending upon the Company's financial performance. During 1995, there were no borrowings under this agreement. During 1996, the Company borrowed $12,000 under this agreement for a six month period. These borrowings were repaid prior to December 31, 1996.

  On May 24, 1996 the Company entered into a $25 million three year term loan with two of its banks. The interest rate on this loan is fixed at 6.87%.

  In addition to these agreements, the Company had available at various banks uncommitted lines of credit aggregating approximately $118,688 at December 31, 1996, of which $38,990 was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks. There are no commitment fees or compensating balance requirements under these arrangements. Interest rates are negotiated at the time of each borrowing.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Long-term debt consists of:

                                                                 1995    1996
                                                                ------  -------
      Three Year Term Loan..................................... $  --   $25,000
      Other notes and obligations..............................  5,601    6,783
                                                                ------  -------
                                                                $5,601  $31,783
      Less portions due within one year........................   (199)    (270)
                                                                ------  -------
                                                                $5,402  $31,513
                                                                ======  =======

  Scheduled maturities of long-term debt are $270, $6,513, and $25,000 in 1997, 1998, and 1999, respectively.

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

  At December 31, 1996, the Company was in compliance with all covenants and conditions related to these agreements.

  At December 31, 1996, the Company estimates that the market value of its debt is not materially different from its financial statement carrying value. The fair value of this debt was estimated using quoted market prices or discounted future cash flows.

7. CONTINGENCIES

  True North is a party to several lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated results of operations or financial position.

8. STOCK-BASED COMPENSATION PLANS

  The Company has established various stock option plans for officers and key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. Options vest immediately, or after three or five years and expire after ten years. The Company may grant options for up to 3,807 shares under these plans. The Company has granted options on 3,343 shares through December 31, 1996.

  The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                  1995    1996
                                                                 ------- -------
      Net Income:  As Reported.................................  $19,653 $27,834
                   Pro Forma...................................  $19,164 $26,780
      Primary EPS: As Reported.................................      .87    1.20
                   Pro Forma...................................      .85    1.15

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  A summary of the status of the Company's stock option plans at December 31, 1994, 1995 and 1996 and changes during the years then ended is presented in the following table and narrative:

                                     1994             1995             1996
                                ---------------- ---------------- ----------------
                                        WEIGHTED         WEIGHTED         WEIGHTED
                                        AVERAGE          AVERAGE          AVERAGE
                                        EXERCISE         EXERCISE         EXERCISE
                                SHARES   PRICE   SHARES   PRICE   SHARES   PRICE
                                ------  -------- ------  -------- ------  --------
Outstanding at beginning of
 year.......................... 1,659    $13.38  2,033    $16.37  2,592    $17.19
Granted........................   651     22.57    759     19.09    632     19.49
Exercised......................  (202)    11.95    (62)    12.07   (205)    13.39
Forfeited......................   (75)    15.93   (138)    17.85   (169)    19.33
                                -----            -----            -----
Outstanding at end of year..... 2,033    $16.37  2,592    $17.19  2,850    $17.85
                                =====    ======  =====    ======  =====    ======
Exercisable at end of year.....   684    $12.87    959    $14.46  1,241    $16.14
                                =====    ======  =====    ======  =====    ======
Weighted average fair value of
 options granted...............                           $ 6.41           $ 5.79
                                                          ======           ======

  1,223 of the 2,850 options outstanding at December 31, 1996 have exercise prices between $9.44 and $19.13, with a weighted average exercise price of $14.41 and a weighted average remaining contractual life of 5.22 years. 885 of these options are exercisable. The remaining 1,627 options have exercise prices between $19.25 and $25.38, with a weighted average price of $20.42 and a weighted average remaining contractual life of 8.36 years. 356 of these options are exercisable.

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1995 and 1996: risk-free interest rates of 7.18% and 5.67%; expected dividend yields of 2.9%; expected life of 10 years; and expected volatility of 22.9% and 23.9%.

9. SHAREHOLDERS' RIGHTS PLAN

  True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 1998, are exercisable only if a person or group (excluding True North) acquires 20% (25% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 30% or more of True North's common stock. Each right entitles the holder to purchase 1/2,000 of a share of Series A Junior Participating Preferred Stock ("preferred stock") of the Company at a purchase price of $42.50, subject to adjustment under certain conditions. At December 31, 1996, 30 shares of the True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

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

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

10. DISTRIBUTION OF EARNINGS AND ASSETS

  Information about the Company's operations in different geographic areas for 1994, 1995 and 1996 is as follows:

                                                    1994      1995      1996
                                                  --------  --------  --------
      Revenues:
        U.S...................................... $306,737  $323,921  $373,058
        Foreign..................................   96,953   115,132   119,992
                                                  --------  --------  --------
                                                  $403,690  $439,053  $493,050
                                                  ========  ========  ========
      Income (Loss) before Provision for Taxes:
        U.S...................................... $ 40,018  $ 23,441  $ 26,195
        Foreign..................................   (4,022)   (8,690)   (6,981)
                                                  --------  --------  --------
                                                  $ 35,996  $ 14,751  $ 19,214
                                                  ========  ========  ========
      Net Income:
        U.S...................................... $ 23,236  $ 18,468  $ 16,007
        Foreign..................................    7,041     1,185    11,827
                                                  --------  --------  --------
                                                  $ 30,277  $ 19,653  $ 27,834
                                                  ========  ========  ========
      Identifiable Assets:
        U.S...................................... $343,464  $395,676  $492,188
        Foreign..................................  330,280   370,426   440,472
                                                  --------  --------  --------
                                                  $673,744  $766,102  $932,660
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

  True North's annual contribution to the profit sharing plan is based upon income, as defined in the plan, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. Under the stock purchase plan, True North matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing and stock purchase plan provisions were $10,660 in 1994, $9,264 in 1995, and $8,007 in 1996.

  Net pension costs for the supplemental pension plan for 1994, 1995, and 1996 included the following components:

                                                               1994  1995  1996
                                                               ----  ----  ----
      Service cost--benefits earned during the year........... $104  $110  $152
      Interest cost on projected benefit obligation...........  216   212   190
      Actual return on plan assets............................ (143) (121) (150)
      Net amortization and deferral...........................   38    40    39
                                                               ----  ----  ----
      Total pension cost...................................... $215  $241  $231
                                                               ====  ====  ====

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  The funded status of the supplemental pension plan at December 31, 1995 and 1996 is as follows:

                                                                    1995   1996
                                                                   ------ ------
      Actuarial present value of accumulated benefit obligation
       (including vested benefits of $2,180 in 1995 and $2,063 in
       1996).....................................................  $2,536 $2,224
      Actuarial present value of projected benefit obligation....   2,716  2,684
      Plan assets at fair value..................................   1,582  1,818

  A salary increase rate of 6% and an investment return rate of 8% were used in 1994, 1995, and 1996. Discount rates of 8%, 8%, and 7.25%, were used in 1994,
1995, and 1996, respectively.

  The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $5,949 in 1994, $6,913 in 1995, and $5,321 in 1996.

  True North provides limited postretirement medical and life insurance benefits to employees who retire with at least ten years of service prior to age 65. Prior to January 1, 1993, the Company accounted for such benefits on the cash basis. In 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", on a prospective basis. Under this method, the Company is amortizing the actuarial present value of the accumulated postretirement benefit obligation at January 1, 1993 over a twenty year period. In addition, the Company provides for current year service costs, interest costs and actuarially determined plan gains and losses.

  The components of expense for these postretirement benefits for 1994, 1995, and 1996 are as follows:

                                                                 1994 1995 1996
                                                                 ---- ---- ----
      Service cost (benefits earned during the year)............ $353 $294 $292
      Interest costs on accumulated postretirement benefit
       obligation...............................................  321  372  302
      Net amortization and deferral.............................  247  147   84
                                                                 ---- ---- ----
                                                                 $921 $813 $678
                                                                 ==== ==== ====

  The following table sets forth the funded status and amounts recognized for True North's postretirement benefit plans in its consolidated balance sheet at December 31, 1995 and 1996:

                                                                 1995    1996
                                                                ------  ------
      Accumulated postretirement benefit obligation
        Retirees............................................... $1,494  $1,324
        Fully eligible active participants.....................    498   1,902
        Other active plan participants.........................  1,860     874
                                                                ------  ------
        Total accumulated postretirement benefit obligation.... $3,852  $4,100
      Plan assets at fair value................................    --      --
                                                                ------  ------
      Accumulated postretirement benefit obligation in excess
       of plan assets.......................................... $3,852  $4,100
      Unrecognized net transition obligation................... (4,205) (3,958)
      Unrecognized net gain....................................  2,743   2,944
                                                                ------  ------
      Accrued postretirement benefit cost...................... $2,390  $3,086
                                                                ======  ======

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  A discount rate of 7%, 8.5%, and 8% was used in 1994, 1995 and 1996, respectively. The rate of increase in covered medical benefits used to determine accumulated postretirement benefits was 12% in 1994, 11% in 1995, and 10% in 1996. This rate is assumed to decrease by 1% per annum to 6% in 2000 and remain constant thereafter. The medical benefits cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% increase in the medical benefits cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by $360 and 1996 expense by $76.

12. LEASE OBLIGATIONS

  True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $40,219 in 1994, $40,279 in 1995 and $43,897 in 1996, after deducting sublease income of $6,476, $12,571, and $12,494, respectively.

  At December 31, 1996, the future minimum rental obligations for these leases (net of sublease income of approximately $65,872) is as follows:

           YEAR                                       AMOUNT
           ----                                      --------
           1997..................................... $ 34,015
           1998.....................................   32,092
           1999.....................................   26,259
           2000.....................................   23,691
           2001.....................................   21,970
           Thereafter...............................  135,980

13. FEDERAL, FOREIGN AND STATE INCOME TAXES

  The domestic and foreign components of pretax income are as follows:

                                                         1994    1995     1996
                                                        ------- -------  -------
      Domestic......................................... $35,344 $17,394  $18,255
      Foreign..........................................     652  (2,643)     959
                                                        ------- -------  -------
                                                        $35,996 $14,751  $19,214
                                                        ======= =======  =======

  The provision for taxes on income consists of the following:

                                                         1994    1995    1996
                                                        ------- ------  -------
      U.S.--currently payable.......................... $10,674 $4,088  $ 8,284
        --deferred.....................................      26 (4,583)  (1,925)
      Foreign..........................................     913    875    2,127
      State............................................   4,455  3,325    1,211
                                                        ------- ------  -------
                                                        $16,068 $3,705  $ 9,697
                                                        ======= ======  =======

  Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. Deferred tax benefits (liabilities) as of December 31, 1995 and 1996 are as follows:

                                                                 1995    1996
                                                                ------  -------
      Deferred compensation.................................... $8,821  $ 9,752
      Lease reserves...........................................  5,982    8,771
      Depreciation and amortization............................ (1,360)  (1,724)
      Safe harbor leases....................................... (4,838)  (4,453)
      Tax loss carryforwards...................................  5,628    5,152
      Other, net............................................... (5,851)  (5,510)
      Valuation allowances..................................... (2,412)  (1,412)
                                                                ------  -------
                                                                $5,970  $10,576
                                                                ======  =======

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Net current deferred taxes as of December 31, 1995 and 1996 were $5,161 and $3,751, respectively. Net non-current deferred taxes were $809 and $6,825, respectively. Valuation allowances have been provided for potentially unrealizable foreign tax loss carryforwards.

  During 1995, True North settled outstanding obligations in several tax jurisdictions on a favorable basis. As a result, True North recorded a reversal of tax reserves amounting to $6,214 in 1995. The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996 True North was able to utilize these net operating loss carryforwards to offset current taxable income. As a result, the related valuation allowance was no longer required and so was reduced. The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                              1994  1995   1996
                                                              ----  -----  ----
      At statutory rate.....................................  35.0%  35.0% 35.0%
      State taxes, net of federal tax benefit...............   8.0   14.6   4.1
      Higher (lower) aggregate effective tax rate on foreign
       operations...........................................  (0.1)   6.5   5.2
      Tax effect of nondeductible amortization..............   3.3   10.3  10.2
      Reversal of excess tax reserves.......................   --   (42.1)  --
      Other.................................................  (1.6)    .8  (4.0)
                                                              ----  -----  ----
                                                              44.6%  25.1% 50.5%
                                                              ====  =====  ====

14. UNUSUAL TRANSACTIONS

  In the first quarter of 1995, the Company recorded a pretax charge of $10,185. Of this amount, $3,560 related to the closure of an FCB operation in the Pacific region and $6,625 represented the accrual of charges related to its disputes with Publicis. Additionally, included in the line, "Equity in Net Earnings of Affiliated Companies", was a charge of $7,034 related to the previously disclosed restructuring of the Italian operations of the Publicis.FCB European joint venture.

  In the fourth quarter of 1996, the Company recorded a net pretax charge of $1,356. During the fourth quarter of 1996, the Company severed two of its executives and Board members resulting in a pretax charge of $4,169. Additionally, the Company executed a sublease for office space in Los Angeles resulting in a pretax charge of $2,987. These charges were partially offset by the $5,800 pretax gain which the Company recorded related to the acquisition of Modem Media (see Note 16). Additionally, included in the line, "Equity in Net Earnings of Affiliated Companies", is a credit of $5,759 related to the true-up of Italian restructuring reserves, established in 1994 and 1995, as the Italian operations of the joint venture were able to negotiate more favorable settlements on leases other actions than previously anticipated. This credit was partially offset by a charge against 1996 earnings of approximately $1,900 related to severance actions taken at several of the joint venture's German operations.

15. SUPPLEMENTAL CASHFLOW DATA

  Interest and taxes paid in 1994, 1995, and 1996 were as follows:

                                                          1994    1995    1996
                                                         ------- ------- -------
      Interest.......................................... $ 6,085 $ 6,507 $ 6,529
      Taxes.............................................  13,919  10,868  14,588

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  True North maintains only minimal cash balances in its foreign subsidiaries. As a result, the impact of changes in currency rates on True North's cash balances is insignificant.

16. ACQUISITIONS

  During 1994, 1995 and 1996, True North purchased several agencies located in North America, Latin America and the Pacific Rim. Agencies purchased during the latter part of 1995 and in 1996 contributed $47,413 and $5,965 to True North's 1996 revenues and pretax income, respectively. Had these acquisitions taken place on January 1 of the previous years, consolidated revenues and income would not have been significantly different from reported amounts.

  On December 31, 1996, True North acquired a 64% interest in Modem Media Advertising Limited Partnership ("Modem Media"), a technology-based marketing communications firm, in exchange for an absolute obligation to issue 1,121 of its common shares (issued on January 7, 1997) valued at $24,387, and a 36% interest in the assets and operations of TN Technologies Inc. valued by appraisal experts at $8,203. In addition, True North is obligated to make a $16 million cash payment and a $4 million payment in shares of its common stock to the former owners of this agency in the event that the combined operations of Modem Media and TN Technologies Inc. (known as TN Technologies Holding Inc.) are able to complete an initial public offering of its common stock. The difference between the initial purchase price and the fair value of assets acquired in this transaction amounting to $36,465 has been allocated to goodwill and is being amortized over a twenty year period.

  As a result of this transaction, True North recorded a pre-tax gain of $5,800 relating to the difference between the appraised fair value and the book value of the 36% interest in the assets and operations of TN Technologies Inc. paid to the former owners of Modem Media.

  The following unaudited pro forma summary presents True North's consolidated results of operations as if this business combination had occurred on January 1, 1996:

                                                                          1996
                                                                        --------
      Revenues......................................................... $511,155
      Net income.......................................................   27,450
      Earnings per share............................................... $   1.13

  The above amounts are based upon certain assumptions and estimates which True North believes to be reasonable. The pro forma results do not necessarily represent results which would have occurred if the business combination had taken place at the date and on the basis assumed.

17. SUBSEQUENT EVENTS

  As described in "Management's Discussion and Analysis--Publicis Relationship" included in this Annual Report to Stockholders, on February 19, 1997 True North agreed to an amicable restructuring of its relationship with Publicis S.A. and certain of its affiliates.

  During the first quarter of 1997 True North acquired Wilkens International, a European advertising network with principal offices in Germany, Spain, Italy and Eastern Europe. The total cost of this acquisition was approximately $21,600 in cash plus the assumption of net liabilities (including the assumption of short and long-term debt of approximately $12,000) totaling approximately $18,694. True North financed this acquisition using existing debt facilities.

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

Bruce Mason                                                    Dale F. Perona
Chairman/CEO                                             Secretary and Treasurer

                                                               John J. Rezich
                                                               Controller

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of True North Communications Inc.:

  We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Publicis Conseil for each of the three years in the period ended December 31, 1996, the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in Publicis Conseil represents approximately 3% of total assets as of December 31, 1996 and 1995. The equity in its net earnings was $3,275,000, $3,310,000, and $2,959,000 for the years ended December 31, 1996, 1995, and 1994, respectively. The financial statements of Publicis Conseil were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Publicis Conseil, is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115--Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

Arthur Andersen LLP

Chicago, Illinois,
March 6, 1997.