Form 10-K, Exhibit 13
period 1997-12-31
TRUE NORTH COMMUNICATIONS INC
filed 1998-03-31
CIK 37931

                                                                    EXHIBIT 13.1

                                      LOGO

                             1997 FINANCIAL REPORT










                        TRUE NORTH COMMUNICATIONS INC.
                             101 EAST ERIE STREET
                               CHICAGO, ILLINOIS
                                     60611
                                 312-425-6500

                               ABOUT TRUE NORTH

  In December 1994 True North Communications Inc. (True North) succeeded Foote, Cone & Belding Communications, Inc. as the holding company for Foote, Cone & Belding--one of America's largest advertising agencies. In December 1997, through its merger with Bozell, Jacobs, Kenyon & Eckhardt, Inc. (BJK&E), True North almost doubled its size by adding Bozell Worldwide, Temerlin McClain and other specialized communications businesses to its network. With these brands as the foundation, True North is building a new type of architecture to offer clients leverageable marketplace advantage.

  True North offers full-service advertising through two separate, independent global agency networks: FCB Worldwide and Bozell Worldwide. True North also operates two significant independent regional full-service agencies, Temerlin McClain and Tierney & Partners. In addition the Company owns certain marketing service and specialty advertising companies through the True North Diversified Services Companies, and certain interactive marketing companies through True North Technologies Inc.

  FCB Worldwide and Bozell Worldwide, by themselves and through their respective subsidiaries and affiliates, independently operate advertising agency networks worldwide. Their primary business is to create marketing communications for their clients' goods and services across the total spectrum of advertising and promotion media. Each of the agency networks has its own clients and competes with the other in the same markets.

 . FCB WORLDWIDE--FCB Worldwide is headquartered in New York and has full-service offices in New York, Chicago, San Francisco, and Los Angeles. FCB Worldwide operates internationally through subsidiaries in Canada, Europe, Latin America, and the Asia-Pacific region.

 . BOZELL WORLDWIDE--Bozell Worldwide is headquartered in New York and has full-service offices in New York, Chicago, Detroit, Los Angeles, and Seattle. Bozell Worldwide operates internationally through subsidiaries in Canada, Europe, Latin America, and the Asia-Pacific region.

 . TRUE NORTH DIVERSIFIED SERVICES COMPANIES--True North Diversified Services
  Companies offer a wide variety of marketing and specialty advertising services. Marketing services include: promotion, public relations, public affairs, direct/database marketing, branding consultancy, graphic arts, sports marketing and directory advertising. Specialty advertising includes healthcare and multicultural advertising. True North Diversified Services Companies have both U.S. and international operations which include: BSMG Worldwide, Wahlstrom, Bozell Wellness Worldwide, Market Growth Resources, and McCracken Brooks.

  Through planned acquisitions and internal growth, True North believes it has become a communications company encompassing resources much broader in scope than other existing advertising holding companies. True North's architecture is unique and includes three specialized business units:

 . TN Technologies Inc.--This company is a leader in global interactive marketing. TN Technologies Inc. delivers a complete range of digital interactive marketing products and services including: customized global intranets; creation, production, updating and maintenance of World Wide Web sites and other interactive communications vehicles; analysis of customer requests, purchases and behaviors; delivery of uniform and updated sales tools for sales forces; and technical consulting. After its merger with BJK&E, True North holds a leading position in interactive marketing through its ownership of two of the three largest interactive marketing agencies:
  Modem Media and Poppe Tyson. Together with R/GA Digital Studios, True North has developed a fundamental point-of-difference compared to other advertising agencies because of its ability to provide a complete range of interactive marketing strategies and techniques.

 . TN Media Inc.--This business unit is a global network of the Company's specialists in the planning and buying of media time and space. Following its combination with Bozell Media, TN Media Inc. ranks as one of the largest media buying companies in the world.

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

  REVENUES: True North's principal source of revenues is from its agency brands, which receive commissions and fees earned on advertising placed with the various media, and commissions and fees earned for the production and preparation of advertising. In addition, True North's agency brands receive fees for various other services performed in connection with advertising, research and marketing studies. True North's revenues generally reflect the media buying patterns of its clients and are concentrated in the second and fourth quarters of the year.

  The Company's client list includes many well-known national and international advertisers of consumer and industrial goods and services. During 1997, the ten largest clients accounted for approximately 27% of consolidated revenues; one client accounted for approximately 10% of consolidated revenues.

  PERSONNEL: The principal asset of any service company is its people. True North has an array of employee benefit and training programs to attract and retain personnel considered to be industry leaders. As of December 31, 1997, True North employed 10,052 people in its majority-owned offices; 6,078 were employed in its domestic offices and 3,974 in its international offices. Of the 10,052 total employees, 2,998 were engaged in the creation and production of advertising, 2,847 in account management, 1,489 in media and research activities, and 2,718 in administrative and clerical functions.

  MARKET PRICE OF STOCK AND DIVIDEND RECORD: True North's Common Stock is listed on the New York Stock Exchange. Its trading symbol is TNO. The following table shows the high and low sale price of its Common Stock and dividends paid each quarter since January 1, 1996:

                                                        PRICE RANGE
                                                      ----------------
                                                                       DIVIDENDS
                                                       HIGH     LOW    DECLARED
                                                      ------- -------- ---------
1996
  1st Quarter........................................ $25 3/8 $16 1/4    $.15
  2nd Quarter........................................  27 3/4  21 3/8     .15
  3rd Quarter........................................  23 7/8  16 3/4     .15
  4th Quarter........................................  24 3/4  19 1/2     .15
1997
  1st Quarter........................................ $22 3/4 $17 1/2    $.15
  2nd Quarter........................................  25      17         .15
  3rd Quarter........................................  27 1/8  22 1/8     .15
  4th Quarter........................................  27 5/8  22 5/16    .15

  At December 31, 1997 True North had approximately 7,600 shareholders. True North employees owned approximately 17% of the Company's outstanding Common Stock as of that date through various employee benefit plans.

  UNAUDITED QUARTERLY FINANCIAL DATA: Quarterly results (in thousands) and per share data, which have been restated as a result of the BJK&E acquisition (see
Note 2), are as follows:

                                             1ST       2ND      3RD      4TH
                                           QUARTER   QUARTER  QUARTER  QUARTER
                                           --------  -------- -------- --------
1996
  Revenues................................ $212,842  $235,704 $249,154 $289,336
  Pretax income (loss)....................      747     8,265   18,469   15,085
  Net income (loss).......................     (351)   10,346    9,419   18,503
  Net income (loss) per share:
    Basic.................................     (.01)      .25      .23      .45
    Diluted...............................                .24      .22      .43
1997
  Revenues................................ $266,235  $301,308 $294,371 $342,973
  Pretax income (loss)....................    1,381    19,316   20,840  (87,641)
  Net income (loss).......................     (980)   14,653    9,876  (73,595)
  Net income (loss) per share:
    Basic.................................     (.02)      .34      .23    (1.73)
    Diluted...............................                .33      .22

  FIVE-YEAR SELECTED FINANCIAL DATA: Selected historical financial data (in thousands, except per share amounts), which have been restated as a result of the BJK&E acquisition (see Note 2), are as follows:

                            1993       1994       1995       1996        1997
                          ---------  ---------  ---------  ---------  ----------
YEAR ENDED DECEMBER 31,
-----------------------
Revenues................  $ 644,106  $ 740,577  $ 847,043  $ 987,036  $1,204,887
Net income (loss).......     21,867     36,754     29,055     37,917     (50,046)
Net income (loss) per
 share
  Basic.................        .55        .89        .71        .91       (1.17)
  Diluted...............        .54        .87        .69        .88
Dividends per share.....        .60        .60        .60        .60         .60
AT DECEMBER 31,
---------------
Working capital.........    (22,283)   (49,487)   (87,747)  (106,268)   (234,402)
Total assets............  1,029,671  1,160,224  1,272,719  1,618,388   1,674,422
Long-term debt (includes
 current portion).......     76,628     63,075     48,939     72,012      50,267
Total liabilities.......    798,112    912,616  1,000,044  1,314,737   1,406,595
Stockholders' equity....    231,559    247,608    272,675    303,651     267,827
Book value per share....       5.64       6.05       6.57       7.30        6.09

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
                     (IN 000'S, EXCEPT PER SHARE AMOUNTS)

BJK&E ACQUISITION

  On December 30, 1997 the Company consummated its acquisition of BJK&E by issuing approximately 18,627 shares of its common stock in exchange for all outstanding common stock of BJK&E. The Company also assumed and exchanged all outstanding BJK&E stock options into options to purchase shares of the Company's common stock. The transaction has been accounted for as a pooling of interests. As further discussed in Note 2 to the Consolidated Financial Statements, all of the Company's financial data have been restated to include the historical financial information of BJK&E.

RESULTS OF OPERATIONS--1997 COMPARED TO 1996

  During the fourth quarter of 1997, True North completed its acquisition of BJK&E. In connection therewith, True North recorded a pre-tax charge of $80,946 related to merger-related transaction costs and restructuring activities principally arising from this acquisition. In addition, the Company took other actions in the fourth quarter to reduce personnel and occupancy costs in several of its offices which resulted in higher than normal charges for severance and lease reserves; because these actions do not represent exit activities and therefore can not be classified as restructuring costs these charges are reflected as salaries and benefits expenses and office and general expenses, respectively. These charges are described in detail below.

  Revenues from True North's consolidated operations increased 22.1% to $1,204,887 in 1997 from $987,036. U.S. revenues increased 13.2% to $892,117 in
1997 while international revenues increased 57.2% to $312,770. During the latter part of 1996 and in 1997, True North acquired several agencies in North America, Latin America, Europe and the Pacific Rim in addition to the European agencies it obtained in its settlement with Publicis. These agencies accounted for $148,457 of the growth in revenues between years. Excluding the impact of acquisitions and the 1997 divestiture of a small agency in the Pacific Rim, revenues from existing operations increased 8.3% between years.

  Salaries and benefits expense increased 18.9% to $744,282 in 1997. Salaries and benefits expense in 1996 includes a charge of $4,169 related to the severance of two former executives of True North. 1997 salaries and benefits expense includes a fourth quarter charge of $3,528 resulting from the downsizing of several True North offices in reaction to changes in local business conditions. Excluding these charges in both years, salaries and benefits expense as a percent of revenues declined from 63.0% in 1996 to 61.5% in 1997.

  Office and general expenses increased 29.9% to $401,617 in 1997. Office and general expenses in 1996 included a charge of $9,837 principally consisting of the costs to close a division of Poppe Tyson and a sublet loss related to an FCB Los Angeles-based operation. 1997 office and general expenses include charges of $41,122 consisting principally of lease reserves and the write-off of associated intangible costs for True North operations in New York, Hong Kong, Stamford and certain other locations, fixed asset write-offs related to abandoned computer system projects, and the costs of relocating FCB employees as part of a management reorganization of that network. The lease reserves recorded as a part of 1997 office and general expenses, though technically not an exit activity, arose as a result of the BJK&E acquisition and the subsequent change in management's assessment of the usability of the related leased space. Excluding these items in both years, office and general expenses as a percent of revenues declined from 30.3% in 1996 to 29.9% in 1997.

  The 1997 provision for doubtful accounts was significantly higher than 1996 and 1995 levels for three reasons: (1) in the fourth quarter of 1997, True North wrote off a $7.4 million receivable related to a client which unexpectedly lost its ability to obtain bank or equity financing, (2) True North recorded a $3.0 million bad debt reserve in the fourth quarter of 1997 as it expands its business into project-based compensation arrangements as opposed to traditional compensation arrangements based upon media spending, and (3) True North recorded write-offs of $1.8 million related to client resignations and businesses sold as a result of the BKJ&E merger. Excluding these fourth quarter items, the provision for doubtful accounts as a percent of revenues was 0.2% in both years.

  As further disclosed in Note 3, in 1997 True North recorded a charge of $80,946 in restructuring and merger-related costs principally related to its acquisition of BJK&E. Of this amount, $16,872 represents the costs associated with completing the transaction, $11,097 represents losses on lease commitments for offices closed and/or downsized as a result of the merger, $38,740 represents severance and other associated exit costs for offices closed and/or downsized, and $14,237 represents the write-off of long-lived assets resulting from the Company's decision to close and/or sell offices as a result of the merger. As previously disclosed in True North's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as a result of its merger with BJK&E, True North ended its relationship with a client in the automotive industry due to a conflict with a BJK&E client. The client accounted for approximately 1.8% of True North's consolidated revenues for the year ended December 31, 1997. True North anticipates that the cost savings it derives from its restructuring actions will offset the loss of revenue from this client in future periods.

  Interest expense increased 26.4% to $20,083 in 1997 as a result of higher average borrowings in 1997 primarily caused by the Company's investment spending detailed on page 6.

  The 1997 tax rate was impacted by the write-off of nondeductible intangible assets, the payment of nondeductible merger-related costs, and the establishment of tax reserves of $7,000 related to True North's plan to reorganize its foreign operations. The various elements of the tax provision for both 1996 and 1997 are more fully explained in Note 13.

  In 1997, True North recorded minority interest expense of $2,385 compared to minority interest income of $450 in 1996. This change is due to the 1997 acquisitions of several highly profitable agencies in the Pacific Rim and Latin America which have substantial management ownership.

  Equity income, which consists primarily of True North's share of Publicis' European operations, was $9,673 in 1997 compared to $19,084 in 1996. The fourth quarter of 1996 was benefited by the true-up of Italian restructuring reserves as the Italian operations of the joint venture were able to negotiate more favorable settlements on leases and other actions than previously anticipated. This reserve true-up resulted in a one-time increase in 1996 earnings of $5,759. The remainder of the decline is due to (1) a 1997 restructuring of the relationship between True North and Publicis described in detail below, and (2) the strengthening of the U.S. dollar against European currencies.

RESULTS OF OPERATIONS--1996 COMPARED TO 1995

  Revenues from True North's consolidated operations increased 16.5% to $987,036 in 1996 from $847,043 in 1995. U.S. revenues increased 18.2% to
$788,110 in 1996 while international revenues increased 10.2% to $198,926. During the latter part of 1995 and in 1996, True North purchased several agencies in North America, Latin America and the Pacific Rim. These acquisitions contributed $69,413 to True North's 1996 revenues.

  Salaries and benefits expenses increased 18.0% to $625,749 in 1996. Salaries and benefits expense in 1996 include a charge of $4,169 related to the severance of two former executives of True North. Excluding this charge, as a percent of revenues this category of expense increased slightly from 62.6% in 1995 to 63.0% in 1996 principally due to acquisitions.

  Office and general expenses increased $44,203 or 16.7% between years, higher than the rate of revenue growth. During the fourth quarter of 1996, True North experienced high levels of legal and consulting costs related primarily to its continuing negotiations with Publicis (approximately $1.4 million higher than 1995). In addition, True North continued to invest in new digital advertising technologies, resulting in higher levels of depreciation expense and consulting costs.

  The increase in interest expense between years is due to higher average borrowings in 1996 primarily caused by the Company's investment spending detailed on page 6.

  The increase in other income, which primarily represents interest income, is due to the fact that in 1996 other income includes gains recorded on an investment in the common stock of a publicly held British public relations agency. These gains are more fully explained in Note 1.

  The effective tax rate was 56.8% in 1996 compared to 46.1% in 1995. The 1995 effective tax rate was impacted by the favorable settlement of outstanding obligations in several tax jurisdictions. The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996, the Company was able to utilize these net operating loss carryforwards to offset current taxable income. As a result, the related valuation allowance was no longer required and so was reduced. The various elements of the tax provision for both 1995 and 1996 are more fully explained in Note 13.

  Equity income, which consists primarily of True North's share of Publicis' European operations, was $19,084 in 1996 compared to $9,320 in 1995. 1995 equity income was depressed by the first quarter 1995 Italian restructuring provision of $7,034. The fourth quarter of 1996 was benefited by the true-up of Italian restructuring reserves as the Italian operations of the joint venture were able to negotiate more favorable settlements on leases and other actions than previously anticipated. This reserve true-up resulted in a one-time increase in 1996 earnings of $5,759. Actual operating results for Europe were down $3,862 primarily due to revenue declines and resultant severance actions taken at several of the joint venture's German locations and also to the strengthening of the U.S. dollar against European currencies.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows from operating activities have historically represented the Company's primary source of funding for investment activities. Over the past five years True North has emphasized the timely collection of accounts receivable and the careful management of its accounts receivable to accounts payable ratio, resulting in an optimum accounts receivable to accounts payable ratio at the end of 1994. During 1995 and 1996, True North experienced a shift in client spending from media to production work. Media costs are typically billed to and collected from clients before payment is due to the media. In general, production work requires that the agency incur and pay costs that it can bill to its clients once the related work is completed. As a result of this shift in client spending patterns, True North's accounts receivable to accounts payable ratio increased as did its investment in expenditures billable to clients, resulting in lower cash flows from operating activities. In 1997, this trend was reversed, in part due to client spending related to the Winter Olympics. True North continues to review its billing and payment procedures and believes that this change in client spending patterns will not result in further significant increases in its accounts receivable to accounts payable ratio.

  The pace of True North's investment spending continues to grow as the Company has focused its efforts in two areas:

  . Capital expenditures--the two primary drivers of capital spending are (i) capital spending to enhance backoffice efficiencies and increase True North's abilities to exploit new digital technologies, and (ii) capital spending related to office moves. The decline in capital spending between 1995 and 1996 was due to the fact that in 1995 the FCB New York office moved into new leased facilities, resulting in higher than normal spending on leasehold improvements and furniture and equipment. The increase in capital spending between 1996 and 1997 is roughly comparable to the growth of the Company. In the future the Company anticipates that capital expenditures will be at levels comparable to or slightly higher than 1997 (capital spending for 1997 was $42,413) due to True North's commitment to maintain its competitive edge in providing digital marketing services and as it strives to obtain operating efficiencies (as measured by salaries and employee benefits as a percent of revenues) through improvements of its basic media and accounting systems. True North had no material commitments for capital expenditures at December 31, 1997.

  . Purchase of subsidiaries and interests in affiliated companies--True
    North continues to contemplate strategic acquisitions to enhance its worldwide network. During the past three years, True North completed the acquisition of several agencies in North America, Europe, Latin America and the Pacific Rim. These acquisitions were financed through a combination of existing cash balances and the issuance of short-term borrowings. As discussed in Note 2, on December 31, 1996 True North acquired a 64% interest in Modem Media in exchange for 1,121 shares of its common stock, a 36% interest in the assets and operations of TN Technologies Inc., and a contingent obligation to pay $16 million in cash and $4 million in True North common stock in the event that TN Technologies Holding Inc. (the combined operations of Modem Media and TN Technologies Inc.) is able to complete an initial public offering of its common stock. Future acquisitions may be financed through a combination of cash from existing operations, and the issuance of stock and long-term borrowings.

  True North improved its access to long-term financing by entering into a $90 million Revolving Credit Agreement during 1995 and a $25 million three year term loan during 1996. During 1998 True North intends to renegotiate several of its debt agreements as a consequence of its merger with BJK&E. These debt negotiations, which are designed to rationalize the debt of the combined companies and further improve True North's access to long-term financing, are expected to be completed by the end of 1998. As further discussed in Note 6, at December 31, 1997 True North had committed available lines of credit under its various debt agreements in the amount of $152,192. In addition, the Company had available at various banks uncommitted lines of credit aggregating approximately $144,662 at December 31, 1997, of which $128,823 was unused.

  True North has paid cash dividends at an annual rate of $.60 per share over the past ten years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 1998.

PUBLICIS RELATIONSHIP

  As previously disclosed, during 1997 True North negotiated a resolution to its outstanding disputes with Publicis, its partner in their European joint venture, resulting in a separation agreement dated May 19, 1997. The intent of this agreement is to establish a new legal and business relationship between the parties so that all disputes between the parties are resolved and each is free to create its own separate, independent agency network.

  Pursuant to the agreement, True North exchanged its 49% interest in the joint venture for agencies in France, Greece, Portugal and the United Kingdom and an additional 5.7% interest in Publicis Communication. The impact of this settlement was not material to True North's consolidated financial statements.

  The agreement also contains certain terms intended to provide True North with a means of selling its resulting equity interest in Publicis either in a public offering or based upon appraised market values and other specified formulas contained in the agreement. Under the terms of the agreement, Publicis has agreed to use its best efforts to cause its common stock to be listed on a major European stock exchange by no later than December 31, 1998.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, True North receives LIBOR and pays a fixed interest rate of 6.1% on a notional amount of $25,000 in borrowing during the period from June 1994 to June 1999. At December 31, 1997, the carrying and fair market values of this interest rate swap were $323 and $(118), respectively. Other than this interest rate swap contract, True North has not entered into any market risk sensitive contracts during the past three years.

  True North's consolidated financial statements are denominated in U.S. dollars. In 1997, True North derived approximately 26% of its revenues from operations outside of the United States. Currency fluctuations may give rise to translation gains and losses when financial statements of foreign operating units are translated into U.S. dollars. Significant strengthening of the U.S. dollar against major foreign currencies could have an adverse impact on True North's results of operations. In general True North incurs most of its costs to support the related revenues in the same currency in which these revenues are billed, thereby reducing exposure to currency fluctuations. In the past, True North has not hedged foreign currency profits into U.S. dollars, because its management has believed that, over time, the costs of a hedging program outweigh any benefit of greater predictability in the Company's U.S. dollar denominated profits. However, as True North continues to extend the depth and breadth of its foreign operations, management will from time-to-time reconsider the issue of whether a foreign currency hedging program would be beneficial to its operations.

YEAR 2000 COMPLIANCE

  True North is currently conducting a comprehensive review of its computer systems to identify all computer systems and software applications that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond the year 2000 (the "Year 2000" issue). True North has instituted a process of identifying and replacing all of its computer systems and software which it has identified as being noncompliant with respect to the Year 2000 issue. To date, the Company has not yet identified any aspect of this project which will result in a material adverse effect on the Company's financial condition or results of operations. However, due to the complexity of the issues involved, and because True North is dependent upon third-party vendors for certain of its applications used in its accounting and media functions, there can be no assurance that True North will not face major delays or incur material costs in completing this process.


                  INCLUSION OF FORWARD-LOOKING INFORMATION

   Certain statements under the captions "About True North" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" within the meaning of Section 21E(i)(1) of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from any future results expressed or implied by these statements. Such factors include, among other things, the following: general economic and business conditions, changes in demand for the Company's services, changes in competition, the ability of the Company to integrate acquisitions or complete future acquisitions, interest rate fluctuations, dependence upon and availability of qualified personnel, and changes in governmental regulation. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1995      1996       1997
                                                --------  --------  ----------
Revenues....................................... $847,043  $987,036  $1,204,887
Costs and Expenses:
  Salaries and benefits........................ $530,193  $625,749  $  744,282
  Office and general...........................  264,898   309,101     401,617
  Provision for doubtful accounts..............    3,291     2,441      14,563
  Restructuring and merger-related costs.......      --        --       80,946
  Interest expense.............................   16,617    15,887      20,083
  Other (income) expense.......................   (5,389)   (8,708)    (10,500)
                                                --------  --------  ----------
                                                $809,610  $944,470  $1,250,991
                                                --------  --------  ----------
Income (Loss) before Provision for Income
 Taxes......................................... $ 37,433  $ 42,566  $  (46,104)
Provision for Income Taxes.....................   17,275    24,183      11,230
                                                --------  --------  ----------
                                                 $20,158  $ 18,383  $  (57,334)
Minority Interest Income (Expense).............     (423)      450      (2,385)
Equity in Earnings of Affiliated Companies.....    9,320    19,084       9,673
                                                --------  --------  ----------
Net Income (Loss).............................. $ 29,055  $ 37,917  $  (50,046)
                                                ========  ========  ==========
Net Income (Loss) Per Share:
  Basic........................................ $    .71  $    .91  $    (1.17)
                                                ========  ========  ==========
  Diluted...................................... $    .69  $    .88
                                                ========  ========


        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)

                                                           AT DECEMBER 31,
                                                        ----------------------
                        ASSETS                             1996        1997
                        ------                          ----------  ----------
Current Assets:
  Cash and cash equivalents............................ $  130,188  $  109,033
  Accounts receivable, net of bad debt reserve of
   $7,505 in 1996 and $11,544 in 1997..................    798,458     797,254
  Other current assets.................................     88,320      91,594
                                                        ----------  ----------
                                                        $1,016,966  $  997,881
                                                        ==========  ==========
Property and Equipment:
  Land and buildings................................... $      412  $      938
  Leasehold improvements...............................     62,690      74,209
  Furniture and equipment..............................    194,508     223,160
                                                        ----------  ----------
                                                        $  257,610  $  298,307
  Less--Accumulated depreciation and amortization......   (148,208)   (173,985)
                                                        ----------  ----------
                                                        $  109,402  $  124,322
                                                        ==========  ==========
Other Assets:
  Goodwill, net of accumulated amortization of $62,610
   in 1996 and $64,694 in 1997......................... $  249,200  $  332,807
  Investment in affiliated companies...................    207,479     170,197
  Other assets.........................................     35,341      49,215
                                                        ----------  ----------
                                                        $  492,020  $  552,219
                                                        ----------  ----------
                                                        $1,618,388  $1,674,422
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Current Liabilities:
  Accounts payable..................................... $  911,185  $  945,285
  Short-term bank borrowings...........................     91,761      88,008
  Liability for federal and foreign taxes..............     12,131      13,676
  Current portion of long-term debt....................     16,094      14,352
  Accrued expenses.....................................     92,063     170,962
                                                        ----------  ----------
                                                        $1,123,234  $1,232,283
                                                        ==========  ==========
Noncurrent Liabilities:
  Long-term debt....................................... $   55,918  $   35,915
  Liability for deferred compensation..................     67,218      63,276
  Other noncurrent liabilities.........................     43,980      75,121
  Obligation to Modem Media partners...................     24,387         --
                                                        ----------  ----------
                                                        $  191,503  $  174,312
                                                        ==========  ==========
Stockholders' Equity:
  Preferred stock, $1.00 par value, authorized 100
   shares, none issued................................. $      --   $      --
  Common stock, 33 1/3c par value, authorized 90,000
   shares, issued 41,797 in 1996 and 44,195 in 1997....     13,932      14,732
  Paid-in capital......................................    167,797     204,070
  Retained earnings....................................    134,047      68,951
  Less--Treasury stock, at cost: 204 in 1996; 243 in
   1997................................................     (4,553)     (5,155)
  Less--Deferred compensation..........................       (750)       (150)
  Cumulative translation adjustment....................     (6,822)    (14,621)
                                                        ----------  ----------
                                                        $  303,651  $  267,827
                                                        ----------  ----------
                                                        $1,618,388  $1,674,422
                                                        ==========  ==========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                   YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1995      1996      1997
                                                 --------  --------  ---------
CASHFLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income (loss)............................. $ 29,055  $ 37,917  $ (50,046)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Restructuring charge........................      --        --      80,946
    Depreciation and amortization...............   32,813    38,181     47,502
    Provision for doubtful accounts.............    3,291     2,441     14,563
    Provision for deferred compensation.........    4,730     9,130        633
    Equity in earnings of affiliated companies..   (9,320)  (19,084)    (9,673)
    Dividends received from affiliated
     companies..................................    6,632     3,604      2,872
    Other non-cash charges......................    7,242    (3,343)       175
    Changes in assets and liabilities, net of
     acquisitions:
      Accounts receivable.......................  (82,369) (130,395)    21,227
      Other current assets......................  (14,634)   (5,690)       562
      Accounts payable..........................   73,235   110,263     28,638
      Accrued expenses..........................   (4,063)   32,915     14,844
      Deferred income taxes.....................   (6,229)   (5,338)    (3,796)
                                                 --------  --------  ---------
        Net cash provided by operating
         activities............................. $ 40,383  $ 70,601  $ 148,447
                                                 --------  --------  ---------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment........... $(37,490) $(33,094) $ (42,413)
  Acquisitions of advertising agencies..........  (39,442)  (58,121)   (81,724)
  Other transactions............................   (2,723)    3,351        --
                                                 --------  --------  ---------
        Net cash used in investing activities... $(79,655) $(87,864) $(124,137)
                                                 --------  --------  ---------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING
 ACTIVITIES:
  Increase (decrease) in short-term bank
   borrowings................................... $ 42,118  $ 29,716  $ (15,748)
  Proceeds from issuance of common stock........   11,068    12,275     19,202
  Proceeds from issuance of long-term debt......      689    25,264      4,425
  Payments of long-term debt....................  (18,938)  (30,077)   (29,763)
  Cash dividends paid...........................  (13,864)  (14,235)   (15,050)
  Payments for purchases of common stock........   (2,340)   (9,258)    (7,115)
                                                 --------  --------  ---------
        Net cash provided by (used for)
         financing activities................... $ 18,733  $ 13,685  $ (44,049)
                                                 --------  --------  ---------
Effect of exchange rate changes on cash......... $    683  $   (388) $  (1,416)
                                                 --------  --------  ---------
Net increase (decrease) in cash................. $(19,856) $ (3,966) $ (21,155)
Adjustment to conform fiscal year of pooled
 entity.........................................      --     50,668        --
Cash, at beginning of year......................  103,342    83,486    130,188
                                                 --------  --------  ---------
Cash, at end of year............................ $ 83,486  $130,188  $ 109,033
                                                 ========  ========  =========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN 000'S)
                            YEAR ENDED DECEMBER 31,

                                                                             CUMULATIVE
                         COMMON   PAID-IN   RETAINED  TREASURY    DEFERRED   TRANSLATION
                          STOCK   CAPITAL   EARNINGS   STOCK    COMPENSATION ADJUSTMENT
                         -------  --------  --------  --------  ------------ -----------
Balance at December 31,
 1994................... $13,862  $160,034  $ 95,179  $(13,653)   $(1,800)    $ (6,014)
  Net income............     --        --     29,055       --         --           --
  Dividends.............     --        --    (13,864)      --         --           --
  Common stock
   issuances............      95       723       --     11,249        --           --
  Common stock
   purchases............     (83)   (2,000)      --       (257)       --           --
  Other.................     --        --        --        --         600         (451)
                         -------  --------  --------  --------    -------     --------
Balance at December 31,
 1995................... $13,874  $158,757  $110,370  $ (2,661)   $(1,200)    $ (6,465)
  Net income............     --        --     37,917       --         --           --
  Dividends.............     --        --    (13,877)      --         --           --
  Common stock
   issuances............     127     7,257       --      4,132        --           --
  Common stock
   purchases............     (69)   (2,786)      --     (6,024)       --           --
  Gain on issuance of
   subsidiary stock.....     --      4,569       --        --         --           --
  Other.................     --        --       (363)      --         450         (357)
                         -------  --------  --------  --------    -------     --------
Balance at December 31,
 1996................... $13,932  $167,797  $134,047  $ (4,553)   $  (750)    $ (6,822)
  Net loss..............     --        --    (50,046)      --         --           --
  Dividends.............     --        --    (15,050)      --         --           --
  Common stock
   issuances............     888    39,803       --      2,895        --           --
  Common stock
   purchases............     (88)   (3,530)      --     (3,497)       --           --
  Other.................     --        --        --        --         600       (7,799)
                         -------  --------  --------  --------    -------     --------
Balance at December 31,
 1997................... $14,732  $204,070  $ 68,951  $ (5,155)   $  (150)    $(14,621)
                         =======  ========  ========  ========    =======     ========



        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN 000'S, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations--The Company ("True North") is a global advertising and communications business. Pages 1 and 2 of this Annual Report contain a more comprehensive discussion of the nature of True North's operations.

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned and majority-owned subsidiaries. The Company uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

  On December 30, 1997 True North consummated its acquisition of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("BJK&E"), a global advertising and communications business. The transaction has been accounted for as a pooling of interests: accordingly the Company's historical financial statements have been restated to reflect the nature of this transaction, as more fully disclosed in Note 2.

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

  Cash Equivalents--For purposes of balance sheet and statements of cash flow presentation, True North considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

  Property and Depreciation--True North computes depreciation principally using the straight line method over the estimated useful life of the related asset. The Company amortizes leasehold improvements over the lesser of the estimated useful life of the asset or the life of the lease.

  Income Taxes--Effective January 1, 1992, True North adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

  At December 31, 1997, unremitted earnings of foreign subsidiaries and affiliated companies were approximately $75,582. The Company does not provide deferred taxes on these earnings because it permanently reinvests such earnings in these operations.

  Goodwill--True North amortizes goodwill over periods from ten to forty years. Periodically, the Company reviews and, if necessary, adjusts the carrying value for goodwill based upon current facts and circumstances and its best estimate of undiscounted future cash flows of the related business. Amortization of goodwill, including goodwill of affiliated companies, amounted to $11,483 in 1995, $13,213 in 1996, and $14,466 in 1997.

  Fair Value of Financial Instruments--The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term bank borrowings, and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 1997, True North estimates that the fair value of its long-term debt is not materially different from its financial statement carrying value. The fair value of long-term debt was estimated using quoted market prices or discounted future cash flows.

  True North owns approximately 5% of the outstanding common stock of Shandwick plc, a publicly-held global advertising agency. Through June 30, 1997, True North accounted for this investment as a "trading security" and recorded a loss of $424 in 1995 and gains of $1,440 and $37 in 1996 and 1997, respectively, related to changes in market value related to this investment. During 1997, True North designated this investment

                        TRUE NORTH COMMUNICATIONS INC.

as an "available for sale security". Accordingly, the related investment has been reclassified from other current assets to other noncurrent assets. At December 31, 1997, the book value of this investment of $4,531 was approximately equal to its fair market value.

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, True North receives LIBOR and pays a fixed interest rate of 6.1% on a notional amount of $25,000 in borrowing during the period from June 1994 to June 1999. At December 31, 1997, the carrying and fair market values of this interest rate swap, which has been designated as a hedge against True North's $25,000 three year term loan, were $323 and $(118), respectively.

  Earnings Per Share--Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding during the year and include the potential issuance of shares under True North's stock option plans. The following table summarizes the differences in the number of shares used in both calculations for the years ended December 31, 1995, 1996, and 1997:

                                                             1995   1996   1997
                                                            ------ ------ ------
      Basic................................................ 41,155 41,591 42,631
      Diluted.............................................. 42,320 42,872 44,094

  Recently Issued Accounting Standards--In June 1997 the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". In February 1998 the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". All three statements are effective for fiscal years beginning after December 15, 1997. True North believes that the adoption of these new accounting standards will not have a material impact on its financial statements.

2. ACQUISITIONS

  On December 30, 1997 the Company consummated its acquisition of BJK&E by issuing approximately 18,627 shares of its common stock in exchange for all outstanding common stock of BJK&E. The Company also assumed and exchanged all outstanding BJK&E stock options into options to purchase shares of the Company's common stock. The transaction has been accounted for as a pooling of interests.

  All of the Company's financial data have been restated to include the historical financial information of BJK&E. Prior to this transaction, BJK&E's financial year ended on March 31. In 1997 BJK&E's fiscal year-end has been changed to conform to the Company's fiscal year-end. The consolidated income statements and statements of cash flows for the years ended December 31, 1995 and 1996 represent the results of True North for the years ended December 31, 1995 and 1996, and the results of BJK&E for the years ended March 31, 1996 and 1997. Based upon the differences in fiscal year-ends, BJK&E's results of its U.S. operations for the three months ended March 31, 1997 have been included in the Company's consolidated income statements for both 1996 and 1997. For the three months ended March 31, 1997 BJK&E's U.S. operations recorded total revenues pre-tax income, and net income of $113,758, $2,930 and $363, respectively. Accordingly, the retained earnings in the consolidated statements of stockholders' equity for the year ended December 31, 1996 have been adjusted to reflect the net income of BJK&E for the three months ended March 31, 1997. Similarly, the impact of conforming the fiscal periods of BJK&E's U.S. operations has been reflected in the consolidated statement of cash flows for the year ended December 31, 1996 under the caption, "Adjustment to conform fiscal year of pooled entity". This adjustment relates principally to the cyclical nature of the advertising business and the related change in ratio of accounts receivable to accounts payable which occurs between the first and fourth quarters of a calendar year.

  As required in a pooling of interests business combination, the Company's historical financial statements have been adjusted to conform the accounting policies of both companies. The significant accounting policies of True North and BJK&E differed in only two respects.

                        TRUE NORTH COMMUNICATIONS INC.

  . In 1996 True North had accounted for Staff Accounting Bulletin No. 51,
    "Accounting for Sales of Stock by a Subsidiary" ("SAB 51") gains and losses through its income statement whereas BJK&E had accounted for such gains and losses as changes in stockholders' equity. On a combined basis, True North and BJK&E account for such gains and losses as changes in shareholders' equity because True North believes that such accounting treatment most accurately portrays the underlying economic substance of these types of transactions.

  . BJK&E had recognized revenues on print production costs as incurred whereas True North had recorded revenues on print production costs when these costs were billable. On a combined basis, True North and BJK&E record revenues on production costs when such costs are billable because True North believes that such accounting treatment most accurately matches revenues with the related costs and expenses.

  As a result, the historical results of the Company have been retroactively conformed, consistent with the intent to present both entities as though they had always been combined. The impact of these conformity adjustments was to reduce True North's previously reported pre-tax and net income for the year ended December 31, 1996 by $5,800 and $3,480, respectively, and BJK&E's previously reported revenues, pre-tax income and net income for its 1996 fiscal year by $1,002, $1,002 and $601, respectively.

  Separate and combined results of True North and BJK&E during the periods preceding the merger were as follows:

                                          TRUE            CONFORMITY
                                         NORTH    BJK&E   ADJUSTMENTS COMBINED
                                        -------- -------- ----------- --------
      YEAR ENDED DECEMBER 31, 1995
        Revenues....................... $439,053 $407,990       --    $847,043
        Pre-tax income.................   14,751   22,682       --      37,433
        Net income.....................   19,653    9,402       --      29,055
      YEAR ENDED DECEMBER 31, 1996
        Revenues....................... $493,050 $494,988   $(1,002)  $987,036
        Pre-tax income.................   19,214   30,154    (6,802)    42,566
        Net income.....................   27,834   14,164    (4,081)    37,917

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

  During 1995, 1996 and 1997, True North purchased several agencies located in North America, Europe, Latin America and the Pacific Rim in addition to the European agencies it obtained in its settlement with Publicis (see Note 5). Agencies purchased during the latter part of 1995 and in 1996 contributed $148,457 and $10,048 to True North's 1997 revenues and pretax income, respectively. Had these acquisitions taken place on January 1 of the previous years, consolidated revenues and income would not have been significantly different from reported amounts.

                        TRUE NORTH COMMUNICATIONS INC.

3. RESTRUCTURING AND MERGER-RELATED COSTS

  As a result of its acquisition of BJK&E in the fourth quarter of 1997 (see
Note 2), True North recorded a pre-tax charge of $80,946 related to merger-related costs and the impact of restructuring the combined operations. These costs are summarized as follows:

                                                 WRITE-
                                                DOWN OF            RESTRUCTURING
                                                 LONG-              RESERVE AT
                                  RESTRUCTURING  LIVED      CASH   DECEMBER 31,
                                     RESERVE     ASSETS   PAYMENTS     1997
                                  ------------- --------  -------- -------------
      Anticipated loss on
       subleases................     $11,097         --      (158)    $10,939
      Severance and other exit
       costs....................      38,740         --    (4,847)     33,893
      Impaired long-lived
       assets...................      14,237     (14,237)     --          --
      Merger-related transaction
       costs....................      16,872         --    (4,559)     12,313
                                     -------    --------   ------     -------
                                     $80,946    $(14,237)  (9,564)    $57,145
                                     =======    ========   ======     =======

  The restructuring initiative involves the closure and/or merger of both U.S. and international offices in all of True North's agency networks.

  . The FCB Worldwide agency network closed two offices in Canada and the United States as a result of a client conflict precipitated by the merger. In addition, the FCB agency network restructured and merged its Brazilian operations with a business acquired in the fourth quarter of 1997 and restructured its European agency network that was acquired or received from the Publicis settlement (see Note 5) during 1997.

  . The Bozell Worldwide agency network restructured operations in the United
    States, Europe, Asia and the Pacific Rim. The U.S. restructuring activities of this network were precipitated by changes in local business conditions and the transfer of a client to the FCB agency network. Restructuring activities outside of the United States principally involved the elimination of facilities and/or operations which did not meet Company financial objectives and were duplicative to other facilities or offices existing in either the Bozell Worldwide or FCB Worldwide agency networks.

  . The BJK&E merger precipitated the cancellation of the planned initial public offering ("IPO") of common stock of TN Technologies Holding Inc. both due to the form of the BJK&E merger and because the Company is currently contemplating plans to integrate this subsidiary with Poppe Tyson. The cancellation of the IPO resulted in the write-off of related transaction costs which could have been recovered in the event of an IPO. In addition, a restructuring of this unit was initiated so that its integration with Poppe Tyson can be completed. Similarly, staff reductions and office closures were initiated in Poppe Tyson for the same reason.

  . True North also combined its media buying operations with the media buying operations of BJK&E to achieve future cost savings resulting from both economies of scale and a rationalization of media buying computer systems. Similar combinations were commenced in several of the other operations included in True North Diversified Services Companies.

  These restructuring activities resulted in the identification of leased facilities which the Companies does not require for its operations. As a result, the Company has commenced actions to sublet these leased facilities and has recorded its best estimate of the cumulative costs of these subleases as an element of the restructuring charge. True North expects that it will complete subleases for all of the related leased facilities by the end of 1998.

                        TRUE NORTH COMMUNICATIONS INC.

  These restructuring activities include plans for the elimination of 604 positions within True North. As of December 31, 1997, 296 employees had been terminated in accordance with the plans. True North expects that the remaining terminations will be accomplished in 1998.

  The write-down of long-lived assets primarily represents goodwill associated with offices that have been closed or are to be sold as a part of the restructuring plans. In the case of offices to be sold, True North has computed the goodwill write-off as the difference between the estimated fair value of the related business and its net tangible and intangible assets. These sales are expected to be completed by the end of 1998.

4. OTHER CURRENT ASSETS

  At December 31, 1996 and 1997, other current assets consisted of:

                                                                 1996    1997
                                                                ------- -------
      Expenditures billable to clients......................... $57,714 $53,960
      Deferred taxes...........................................   8,705  19,853
      Prepaid expenses and other current assets................  21,901  17,781
                                                                ------- -------
                                                                $88,320 $91,594
                                                                ======= =======

5. INVESTMENT IN AFFILIATED COMPANIES

  The Company's investment in affiliated companies consists of:

                                                               1996     1997
                                                             -------- --------
      Investment in Publicis Communication (20.8% in 1996
       and 26.5% in 1997)................................... $ 76,495 $158,817
      Investment in Publicis-FCB B.V........................  114,861      --
      Other.................................................   16,123   11,380
                                                             -------- --------
                                                             $207,479 $170,197
                                                             ======== ========

  In June 1997, True North and Publicis consummated a settlement, whereby True North exchanged its 49% interest in Publicis.FCB for agencies in France, Greece, Portugal and the United Kingdom and an additional 5.7% interest in Publicis Communication. The impact of this settlement was not material to True North's consolidated financial statements.

  Summarized financial information for affiliated companies is as follows:

                                                                1996     1997
                                                              -------- --------
      Current assets......................................... $977,655 $891,199
      Noncurrent assets......................................  224,530  145,996
      Current liabilities....................................  861,777  790,509
      Long-term debt.........................................       16        9
      Other noncurrent liabilities...........................   90,698   18,704
      Shareholders' equity...................................  249,694  227,973
      Revenues...............................................  653,136  587,359
      Pretax income..........................................   76,559   72,385
      Net income.............................................   42,237   42,941

  The Company's equity in the net tangible assets of these affiliated companies was $82,092 at December 31, 1996 and $62,331 at December 31, 1997.

                        TRUE NORTH COMMUNICATIONS INC.

6. SHORT-TERM BANK BORROWINGS AND LONG-TERM DEBT

  Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $77,540 in 1996 and $139,310 in 1997, and the maximum amount outstanding was $136,621 in 1996 and $166,172 in 1997. The weighted average interest rate for short-term borrowings was 7.1%, 6.5% and 6.5% in 1995, 1996 and 1997, respectively.

  Long-term debt consists of:

                                                               1996      1997
                                                             --------  --------
      Senior bank term loans................................ $ 12,800  $  6,800
      15% senior subordinated notes.........................   16,000       --
      Three year term loan..................................   25,000    25,000
      7.85%-11.5% obligations under capitalized leases......   10,918     8,624
      Other notes and obligations...........................    7,294     9,843
                                                             --------  --------
                                                             $ 72,012  $ 50,267
                                                             --------  --------
      Less: portions due within one year....................  (16,094)  (14,352)
                                                             --------  --------
                                                             $ 55,918  $ 35,915
                                                             ========  ========

  Scheduled maturities of long-term debt are $14,352, $35,170, and $745 in 1998, 1999, and 2000, respectively.

  On December 21, 1995 the Company entered into a Revolving Credit Agreement totaling $90,000 with several banks. This agreement, which was amended during 1997 to extend its termination date from December 21, 1998 to May 31, 1999, provides that True North may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread, and requires a facility fee of .175% to .300%, depending upon the Company's financial performance. During 1995, there were no borrowings under this agreement. During 1996, the Company borrowed $12,000 under this agreement for a six month period. These borrowings were repaid prior to December 31, 1996. During 1997 True North borrowed and had outstanding debt of $55,000 at December 31, 1997 under this agreement.

  During 1997 True North entered into a short term revolving credit agreement totaling $60,000 with three banks. The agreement, which expires on May 31, 1998, provides that True North may obtain loans bearing interest at a bid rate (LIBOR or Fixed), a Reference Rate, or the Eurodollar rate plus a spread. The agreement requires a Facility Fee of .15% to .275% depending upon the Company's financial performance. During 1997, the Company did not borrow under this agreement.

  On June 22, 1994 the Company entered into a senior bank loan agreement which allows the Company to borrow at floating rate interest and requires semiannual principal payments. The agreement, which had an original termination date of February 1, 1998, was amended in 1997 to extend the termination date to May 1, 1998. The agreement also provides for a revolving line of credit with a maximum principal amount which may be drawn at any time thereunder of $80,000. The senior bank term loan interest rate was 8.125% and 8.5% at December 31, 1996 and 1997, respectively. The Company is required to pay a commitment fee of 1/2% on the average daily unused portion of the Revolving Working Capital Loan. The obligations under the Term Loan and the Revolving Working Capital Loan are secured by the pledge of all of the outstanding shares of certain of the Company's U.S. subsidiaries. The borrowings are further secured by certain accounts receivable, certain contract rights and certain other intangible property with a maximum recourse to the banks as a secured party of $35,000. At December 31, 1997 the Company had available borrowing capacity of $57,192 under this agreement.

                        TRUE NORTH COMMUNICATIONS INC.

  On May 24, 1996 the Company entered into a $25 million three year term loan with two of its banks. The interest rate on this loan is fixed at 6.87%.

  The terms of the obligations under capitalized leases provide for payment of principal and interest in annual installments, with the final purchase payments of 10% or $1.00 due on various dates through November 2000. The leases were for the acquisition of equipment.

  In addition to these agreements, the Company had available at various banks uncommitted lines of credit aggregating approximately $144,662 at December 31, 1997, of which $128,823 was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks. There are no commitment fees or compensating balance requirements under these arrangements. Interest rates are negotiated at the time of each borrowing.

  The long-term debt agreements and Revolving Credit Agreement contain various restrictive covenants and conditions which include, but are not limited to the following: the Company must maintain a minimum net worth of $165,000, plus 50% of Adjusted Net Income (as defined) from June 30, 1995, a current ratio of at least .75:1, an indebtedness (as defined) to capitalization ratio of no greater than .5:1, and a fixed charge coverage ratio of at least 1.5:1.

  The senior bank loan agreement contains covenants restricting, among other items, future indebtedness, capital expenditures, leases, investments, ability to declare dividends on or repurchase shares of the Company's common stock, liens, disposition of assets, mergers and acquisitions and entering new businesses. In addition, the agreement requires the Company to maintain specified levels of tangible net worth and working capital and specified ratios, as defined, of senior debt to gross revenues, current assets to current liabilities, net earnings to interest expense, liabilities to net worth and fixed charges to operating income.

  At December 31, 1997, the Company was in compliance with, or had obtained waivers for, all covenants and conditions related to these agreements.

  The Company is currently negotiating with a group of banks to restructure its credit agreements and senior bank loan agreement. The negotiations are expected to be completed in May 1998.

7. CONTINGENCIES

  True North is a party to several lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated results of operations or financial position.

8. STOCK-BASED COMPENSATION PLANS

  The Company has established various stock option plans for officers and key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. Options vest immediately, or after three or five years and expire after ten years. The Company may grant options for up to 12,114 shares under these plans. The Company had 4,334.9 options outstanding and not yet exercised at December 31, 1997.

                        TRUE NORTH COMMUNICATIONS INC.

  The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                               1996     1997
                                                              ------- --------
      Net Income (Loss): As reported......................... $37,917 $(50,046)
              Pro forma......................................  36,781  (51,485)
      Basic EPS: As reported................................. $   .91 $  (1.17)
              Pro forma......................................     .88    (1.21)
      Diluted EPS: As reported............................... $   .88
              Pro forma......................................     .86

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  A summary of the status of the Company's stock option plans at December 31, 1995, 1996 and 1997 and changes during the years then ended is presented in the following table and narrative:

                                1995              1996              1997
                          ----------------- ----------------- ------------------
                                   WEIGHTED          WEIGHTED           WEIGHTED
                                   AVERAGE           AVERAGE            AVERAGE
                                   EXERCISE          EXERCISE           EXERCISE
                          SHARES    PRICE   SHARES    PRICE    SHARES    PRICE
                          -------  -------- -------  -------- --------  --------
Outstanding at beginning
 of year................  4,830.4   $ 8.55  5,189.6   $10.02   4,767.9   $11.71
Granted.................  1,014.0    15.56    677.9    18.86     812.0    20.49
Exercised...............    (70.0)   10.69   (241.0)   11.39  (1,036.0)    2.76
Forfeited...............   (584.8)    7.39   (858.6)    7.23    (209.0)   20.15
                          -------           -------           --------
Outstanding at end of
 year...................  5,189.6   $10.02  4,767.9   $11.71   4,334.9   $15.08
                          =======           =======           ========
Exercisable at end of
 year...................      959   $14.46  1,241.0   $16.14   2,653.9   $12.13
                          =======           =======           ========
Weighted average fair
 value of options
 granted................            $ 5.45            $ 5.69             $ 6.63
                                    ======            ======             ======

  Of the 4,334.9 options outstanding at December 31, 1997, 1,570 have exercise prices between $9.44 and $19.25, with a weighted average exercise price of $15.97 and a weighted average remaining contract life of 5.79 years; 999 of these options are exercisable. 1,699 options have exercise prices of between $19.31 and $25.38, with a weighted average exercise price of $19.34 and a weighted average remaining contract life of 7.27 years; 589 of these options are exercisable. The remaining 1,065.9 options and warrants have exercise prices between $.005 and $5.20, with a weighted average exercise price of $4.63 and a weighted average remaining contract life of one year; all of these options are exercisable.

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1995, 1996 and 1997: risk-free interest rates of 7.20%, 5.72% and 6.01%; expected dividend yields of 2.17%, 2.70% and 2.93%;
expected life of 10 years; and expected volatility of 22.9%, 23.9% and 26.5%.

                        TRUE NORTH COMMUNICATIONS INC.

9. SHAREHOLDERS' RIGHTS PLAN

  True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 1998, are exercisable only if a person or group (excluding True North) acquires 20% (25% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 30% or more of True North's common stock. Each right entitles the holder to purchase 1/2,000 of a share of Series A Junior Participating Preferred Stock ("preferred stock") of the Company at a purchase price of $42.50, subject to adjustment under certain conditions. At December 31, 1997, 45 shares of the True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

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

10. DISTRIBUTION OF EARNINGS AND ASSETS

  Information about the Company's operations in different geographic areas for 1995, 1996 and 1997 is as follows:

                                              1995        1996        1997
                                           ----------  ----------  ----------
      Revenues:
        U. S.............................. $  666,603  $  788,110  $  892,117
        International.....................    180,440     198,926     312,770
                                           ----------  ----------  ----------
                                           $  847,043  $  987,036  $1,204,887
                                           ==========  ==========  ==========
      Income (Loss) before Provision for
       Taxes:
        U. S.............................. $   51,117  $   50,715  $  (23,989)
        International.....................    (13,684)     (8,149)    (22,115)
                                           ----------  ----------  ----------
                                           $   37,433  $   42,566  $  (46,104)
                                           ==========  ==========  ==========
      Net Income (Loss):
        U. S.............................. $   32,289  $   27,176  $  (28,525)
        International.....................     (3,234)     10,741     (21,521)
                                           ----------  ----------  ----------
                                           $   29,055  $   37,917  $  (50,046)
                                           ==========  ==========  ==========
      Identifiable Assets:
        U. S.............................. $  785,026  $1,012,828  $  978,224
        International.....................    487,693     605,560     696,198
                                           ----------  ----------  ----------
                                           $1,272,719  $1,618,388  $1,674,422
                                           ==========  ==========  ==========

11. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

  True North provides retirement benefits to its participating U.S. subsidiaries through two profit sharing plans, a savings plan, and a stock purchase plan.

  True North's annual contribution to one of its profit sharing plans is based upon income, as defined in the plan, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. The annual contribution for the other True North profit sharing plan is determined annually by the board of directors

                        TRUE NORTH COMMUNICATIONS INC.

of one of its subsidiaries, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. Under the stock purchase plan and savings plan, True North matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing, savings and stock purchase plan provisions were $11,044 in 1995, $12,380 in 1996, and $15,316 in 1997.

  True North provides supplemental retirement benefits to employees of certain of its U.S. subsidiaries through a supplemental pension plan. The supplemental pension plan is integrated with one of the profit sharing plans and is designed to provide employees, who retire at age 65 with 30 or more years of service, annual retirement benefits of 45% of the highest five-year average compensation during their last ten years of full-time employment. If a retiring employee's profit sharing balance is not sufficient to fund the minimum benefit described above, the pension plan provides the necessary supplemental funding to bring the total benefit up to the level guaranteed by the plans.

  Net pension costs for the supplemental pension plan for 1995, 1996, and 1997 included the following components:

                                                            1995   1996   1997
                                                            -----  -----  -----
Service cost--benefits earned during the year.............. $ 110  $ 152  $ 148
Interest cost on projected benefit obligation..............   212    190    171
Actual return on plan assets...............................  (121)  (150)  (165)
Net amortization and deferral..............................    40     39     18
                                                            -----  -----  -----
                                                            $ 241  $ 231  $ 172
                                                            =====  =====  =====

  The following table sets forth the funded status and amounts recognized for the supplemental pension plan at December 31, 1996 and 1997:

                                                                   1996   1997
                                                                  ------ ------
Actuarial present value of benefit obligations:
  Vested benefits................................................ $2,063 $1,890
  Nonvested benefits.............................................    161    193
  Additional amounts related to projected wage increases.........    460    271
                                                                  ------ ------
Actuarial present value of projected benefit obligations......... $2,684 $2,354
Plan assets at fair value........................................  1,818  2,117
                                                                  ------ ------
Projected benefit obligation in excess of plan assets............ $  866 $  237
Unrecognized prior service cost..................................    338    310
Unrecognized net loss (gain).....................................     57   (639)
Unrecognized net transition obligation...........................    116    105
                                                                  ------ ------
Accrued period pension plan cost................................. $  469 $  461
                                                                  ====== ======

  A salary increase rate of 6% and an investment return rate of 8% were used in 1995, 1996, and 1997. Discount rates of 8%, 7.25%, and 7.50%, were used in 1995, 1996, and 1997, respectively.

  During 1997, the Company commenced plans to terminate its supplemental pension plan effective December 31, 1997. The impact of this termination, which is expected to be completed in 1998, will not have a material impact on the results of operations or financial condition of True North.

                        TRUE NORTH COMMUNICATIONS INC.

  The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $16,280 in 1995, $20,612 in 1996, and $17,088 in 1997.

  True North provides limited postretirement medical and life insurance benefits to employees who meet certain eligibility criteria. Prior to January 1, 1993, the Company accounted for such benefits on the cash basis. In 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", on a prospective basis. Under this method, the Company is amortizing the actuarial present value of the accumulated postretirement benefit obligation at January 1, 1993 over a twenty year period. In addition, the Company provides for current year service costs, interest costs and actuarially determined plan gains and losses.

  The components of expense for these postretirement benefits for 1995, 1996, and 1997 are as follows:

                                                           1995   1996    1997
                                                          ------ ------- ------
Service cost--benefits earned during the year............ $  365 $   389 $  436
Interest cost on accumulated postretirement benefit
 obligation..............................................    583     497    521
Net amortization and deferral............................    270     209    203
                                                          ------ ------- ------
                                                          $1,218 $ 1,095 $1,160
                                                          ====== ======= ======


  The following table sets forth the funded status and amounts recognized for True North's postretirement benefit plans in its consolidated balance sheet at December 31, 1996 and 1997:

                                                               1996     1997
                                                              -------  -------
Accumulated postretirement benefit obligation
  Retirees................................................... $ 3,295  $ 3,310
  Fully eligible active participants.........................   2,217    1,055
  Other active plan participants.............................   1,768    3,906
                                                              -------  -------
Total accumulated postretirement benefit obligation.......... $ 7,280  $ 8,271
Plan assets at fair value....................................      --       --
                                                              -------  -------
Accumulated postretirement benefit obligation in excess of
 plan assets................................................. $ 7,280  $ 8,271
Unrecognized net transition obligation.......................  (6,129)  (5,792)
Unrecognized net gain........................................   2,494    1,837
Unrecognized prior service cost..............................    (112)    (105)
                                                              -------  -------
Accrued postretirement benefit cost.......................... $ 3,533  $ 4,211
                                                              =======  =======

  A discount rate of 7.9%, 7.6%, and 7.3% was used in 1995, 1996 and 1997, respectively. The rate of increase in covered medical benefits used to determine accumulated postretirement benefits was 9.8% in 1995, 9.2% in 1996, and 8.7% in 1997. This rate is assumed to ratably decrease to 6.5% by 2003 and remain constant thereafter. The medical benefits cost trend rate assumption does not have a material effect on the amounts reported.

                        TRUE NORTH COMMUNICATIONS INC.

12. LEASE OBLIGATIONS

  True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $65,737 in 1995, $73,535 in 1996 and $78,832 in 1997, after deducting sublease income of $23,784, $22,702, and $19,979, respectively.

  At December 31, 1997, the future minimum rental obligations for these leases (net of sublease income of approximately $95,631) is as follows:

           YEAR                                       AMOUNT
           ----                                      --------
           1998..................................... $ 75,496
           1999.....................................   73,857
           2000.....................................   65,559
           2001.....................................   59,127
           2002.....................................   49,258
           Thereafter...............................  197,754

13. FEDERAL, FOREIGN AND STATE INCOME TAXES

  The domestic and foreign components of pretax income (loss) are as follows:

                                                      1995     1996      1997
                                                     -------  -------  --------
      Domestic...................................... $45,070  $42,775  $(34,514)
      Foreign.......................................  (7,637)    (209)  (11,590)
                                                     -------  -------  --------
                                                     $37,433  $42,566  $(46,104)
                                                     =======  =======  ========

  The provision for taxes on income consists of the following:

                                                       1995     1996     1997
                                                      -------  -------  -------
      U.S.--currently payable........................ $14,342  $21,875  $10,959
        --deferred...................................  (5,898)  (7,067)  (5,344)
      Foreign........................................   2,061    3,801    6,378
      State..........................................   6,770    5,574     (763)
                                                      -------  -------  -------
                                                      $17,275  $24,183  $11,230
                                                      =======  =======  =======

  Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. Deferred tax benefits (liabilities) as of December 31, 1996 and 1997 are as follows:

                                                                1996     1997
                                                               -------  -------
      Deferred compensation................................... $22,163  $21,305
      Lease reserves..........................................   9,510   18,699
      Depreciation and amortization...........................  (4,123)  (1,784)
      Safe harbor leases......................................  (4,453)  (3,980)
      Reserve for doubtful accounts...........................   2,627    4,040
      Other, net..............................................  (1,463)  (2,428)
      Valuation allowances....................................  (1,837)    (425)
                                                               -------  -------
                                                               $22,424  $35,427
                                                               =======  =======

                        TRUE NORTH COMMUNICATIONS INC.

  Net current deferred taxes as of December 31, 1996 and 1997 were $8,705 and $19,853, respectively. Net non-current deferred taxes were $13,719 and $15,574, respectively. Valuation allowances have been provided for potentially unrealizable foreign tax loss carryforwards.

  During 1995, True North settled outstanding obligations in several tax jurisdictions on a favorable basis. As a result, True North recorded a reversal of tax reserves amounting to $6,214 in 1995. The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996 True North was able to utilize these net operating loss carryforwards to offset current taxable income. As a result, the related valuation allowance was no longer required and so was reduced. In the fourth quarter of 1997, True North established tax reserves of $7,000 related to its plan to reorganize its foreign operations. The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                         1995    1996   1997
                                                         -----   ----   -----
      At statutory rate.................................  35.0 % 35.0 %  35.0 %
      State taxes, net of federal tax benefit...........  11.8    8.5     1.1
      Higher (lower) aggregate effective tax rate on
       foreign operations...............................   6.4    3.4    (8.7)
      Tax effect of nondeductible amortization..........   8.2   11.2    (7.9)
      Reorganization of foreign operations..............   --     --    (15.2)
      Nondeductible transaction expenses................   --     --    (11.3)
      Intangible write-offs.............................   --     --    (13.9)
      Reversal of excess tax reserves................... (16.6)   --      --
      Other.............................................   1.3   (1.3)   (3.5)
                                                         -----   ----   -----
                                                          46.1 % 56.8 % (24.4)%
                                                         =====   ====   =====

14. SUPPLEMENTAL CASH FLOW DATA

   Interest and taxes paid in 1995, 1996, and 1997 were as follows:

                                                          1995    1996    1997
                                                         ------- ------- -------
      Interest.......................................... $14,485 $12,525 $18,292
      Taxes.............................................  22,532  33,823  40,277

15. RESERVE FOR BAD DEBTS

  Changes in True North's reserve for bad debts for the years ended December 31, 1995, 1996 and 1997 were as follows:

                                                                                IMPACT OF
                                BALANCE AT  PROVISION FOR                       CURRENCY
                               BEGINNING OF   DOUBTFUL    WRITE-OFFS, NET OF TRANSLATION AND BALANCE AT END
      YEAR                         YEAR       ACCOUNTS        RECOVERIES      ACQUISITIONS      OF YEAR
      ----                     ------------ ------------- ------------------ --------------- --------------
      1995....................    $5,670        3,291           (3,607)           1,921         $ 7,275
      1996....................    $7,275        2,441           (2,766)             555         $ 7,505
      1997....................    $7,505       14,563          (12,087)           1,563         $11,544

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

  The Audit Committee, composed of nonemployee members of the Board of Directors, meets periodically with management, the independent public accountants, and the internal auditors. This Committee reviews audit plans and assesses the adequacy of internal controls and financial reporting. Both the independent public accountants and internal auditors have direct access to the Audit Committee.

Bruce Mason                               Donald Seeley
Chief Executive Officer                   Chief Financial Officer

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders and Board of Directors of True North Communications Inc.:

  We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statements of income, stockholders' equity or cash flows for the years ended March 31, 1997 and 1996, of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("BJK&E"), a company acquired during 1997 in a transaction accounted for as a pooling of interests, as discussed in Note 2. Such statements are included in the consolidated financial statements of the Company and reflect total revenues of 50% and 48%, for the years ended December 31, 1996 and 1995, respectively, of the consolidated totals. The financial statements of BJK&E were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for BJK&E, is based solely upon the reports of the other auditors. We also did not audit the financial statements of Publicis Communication for each of the three years in the period ended December 31, 1997, the investment in which is reflected in the Company's consolidated financial statements using the equity method of accounting. The investment in Publicis Communication represents approximately 9% and 5% of total assets as of December 31, 1997 and 1996, respectively. The equity in its net earnings was $8,790,000, $5,109,000 and $2,906,000 for the years ended December 31, 1997, 1996 and 1995, respectively of the consolidated totals. The financial statements of Publicis Communication were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Publicis Communication, is based solely upon the reports of the other auditors.

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

  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  As described in Note 2 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for sales of stock by a subsidiary and for revenue recognition for print production costs.


Arthur Andersen LLP

Chicago, IL
March 25, 1998

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bozell, Jacobs, Kenyon & Eckhardt, Inc.:

  We have audited the consolidated statements of operations, stockholders' equity and cash flows of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries for the years ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries for the two years ended March 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 11 to the consolidated financial statements, Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries changed their method of accounting for postretirement benefits as of April 1, 1995, to conform with the requirements of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

                                          KPMG Peat Marwick LLP

Omaha, Nebraska
May 16, 1997