Form 10-K, Exhibit 13
period 1998-12-31
TRUE NORTH COMMUNICATIONS INC
filed 1999-03-31
CIK 37931

                                                                     EXHIBIT 13

                   1998 FINANCIAL REPORT
                    True North Communications Inc.
                         101 East Erie Street
                           Chicago, Illinois
                                 60611
                             312-425-6500

                               ABOUT TRUE NORTH

  In January 1995 True North Communications Inc. (True North) succeeded Foote, Cone & Belding Communications, Inc. as the holding company for Foote, Cone & Belding--one of America's largest advertising agencies. In December 1997, through its acquisition of Bozell, Jacobs, Kenyon & Eckhardt, Inc. (BJK&E), True North almost doubled its size by adding Bozell Worldwide, Temerlin McClain and other specialized communications businesses to its network. With these brands as the foundation, True North is building a new type of architecture to offer clients leverageable marketplace advantage.

  True North offers full-service advertising through two separate, independent global agency networks: FCB Worldwide and Bozell Worldwide. True North also operates two significant independent regional full-service agencies, Temerlin McClain and Tierney & Partners. In addition the Company owns certain marketing service and specialty advertising companies through the True North Diversified Services Companies, and certain interactive marketing companies through TN Technologies.

  FCB Worldwide and Bozell Worldwide, by themselves and through their respective subsidiaries and affiliates, independently operate advertising agency networks. Their primary business is to create marketing communications for their clients' goods and services across the total spectrum of advertising and promotion media. Each of the agency networks has its own clients and competes with the other in many markets.

 . FCB Worldwide--FCB Worldwide is headquartered in New York and has full-service offices in New York, Chicago, San Francisco, and Los Angeles. FCB Worldwide operates internationally through subsidiaries in Canada, Europe, Latin America, and the Asia-Pacific region.

 . Bozell Worldwide--Bozell Worldwide is headquartered in New York and has full-service offices in New York, Chicago, Detroit, Costa Mesa, and Seattle. Bozell Worldwide operates internationally through subsidiaries in Canada, Europe, Latin America, and the Asia-Pacific region.

 . True North Diversified Services Companies--True North Diversified Services
  Companies offer a wide variety of marketing, communications and specialty advertising services. Marketing and communications services include: promotion, public relations, public affairs, direct/database marketing, branding consultancy, graphic arts, sports marketing and directory advertising. Specialty advertising includes healthcare and multicultural advertising. True North Diversified Services Companies have both U.S. and international operations which include: BSMG Worldwide, Wahlstrom, Bozell Wellness Worldwide, Market Growth Resources, and McCracken Brooks.

  Through planned acquisitions and internal growth, True North believes it has become a communications company encompassing resources as broad in scope as any in the industry. True North's architecture is unique and includes three specialized business units:

 . TN Technologies--This business operation is a leader in global interactive marketing. TN Technologies delivers a complete range of digital interactive marketing products and services including: customized global intranets; creation, production, updating and maintenance of World Wide Web sites and other interactive communications vehicles; analysis of customer requests, purchases and behaviors; delivery of uniform and updated sales tools for sales forces; and technical consulting. True North holds a leading position in interactive marketing through its majority ownership of one of the largest interactive marketing agencies, Modem
 Media . Poppe, Inc., and R/GA Digital Studios.

 . TN Media--This business unit is a global network of the Company's specialists in the planning and buying of media time and space. TN Media ranks as one of the largest media buying companies in the world.

 . TN Services--True North has established this unit to house all of its agency support services around the globe, handling financial transactions including bill paying, payroll, and accounts receivable collections; human resource tasks from insurance to employee stock purchase plans; and a broad range of other support services in the areas of legal services, travel and management of leased facilities.

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

  The Company's client list includes many well-known national and international advertisers of consumer and industrial goods and services. During 1998, the ten largest clients accounted for approximately 26% of consolidated revenues; one client accounted for approximately 10% of consolidated revenues.

  Personnel: The principal asset of any service company is its people. True North has an array of employee benefit and training programs to attract and retain personnel considered to be industry leaders. As of December 31, 1998, True North employed 11,448 people in its majority-owned offices; 7,174 were employed in its domestic offices and 4,274 in its international offices. Of the 11,448 total employees, 3,248 were engaged in the creation and production of advertising, 3,431 in account management, 1,386 in media and research activities, and 3,383 in administrative and clerical functions.

  Market Price of Stock and Dividend Record: True North's Common Stock is listed on the New York Stock Exchange. Its trading symbol is TNO. The following table shows the high and low sale price of its Common Stock and dividends paid each quarter since January 1, 1997:

                                                       Price
                                                       Range
                                                     ------------      Dividends
                                                     High    Low       Declared
                                                     ----    ----      ---------
1997
  1st Quarter....................................... $22 3/4 $17 1/2     $.15
  2nd Quarter.......................................   25      17         .15
  3rd Quarter.......................................  27 1/8  22 1/8      .15
  4th Quarter.......................................  27 5/8  22 5/16     .15
1998
  1st Quarter....................................... $33 5/8 $23 9/16    $.15
  2nd Quarter.......................................   34     26 5/16     .15
  3rd Quarter.......................................  32 1/2  21 5/8      .15
  4th Quarter.......................................  29 1/4  18 13/16    .15

  At December 31, 1998 True North had approximately 3,118 shareholders of record.

  UNAUDITED QUARTERLY FINANCIAL DATA: Quarterly results (in thousands) and per share data are as follows:

                                             1st       2nd      3rd      4th
                                           Quarter   Quarter  Quarter  Quarter
                                           --------  -------- -------- --------
1997
  Revenues................................ $266,235  $301,308 $294,371 $342,973
  Pretax income (loss)....................    1,381    19,316   20,840  (87,641)
  Net income (loss).......................     (980)   14,653    9,876  (73,595)
  Net income (loss) per share:
    Basic.................................     (.02)      .34      .23    (1.73)
    Diluted...............................                .33      .22
1998
  Revenues................................ $280,069  $311,467 $294,716 $356,057
  Pretax income...........................    8,273    29,308   25,924   26,284
  Net income..............................    3,695    17,700   13,302    1,418
  Net income per share:
    Basic.................................      .08       .40      .30      .03
    Diluted...............................      .08       .38      .29      .03

  FIVE-YEAR SELECTED FINANCIAL DATA: Selected historical financial data (in thousands, except per share amounts) are as follows:

                           1994       1995       1996        1997        1998
                         ---------  ---------  ---------  ----------  ----------
Year Ended December 31,
-----------------------
  Revenues.............. $ 740,577  $ 847,043  $ 987,036  $1,204,887  $1,242,309
  Net income (loss).....    36,574     29,055     37,917     (50,046)     36,115
  Net income (loss) per
   share
    Basic...............       .89        .71        .91       (1.17)        .81
    Diluted.............       .87        .69        .88                     .78
  Dividends per share...       .60        .60        .60         .60         .60

At December 31,
---------------
  Working capital.......   (49,487)   (87,747)  (106,268)   (234,402)   (160,801)
  Total assets.......... 1,160,224  1,272,719  1,618,388   1,674,422   1,778,951
  Long-term debt
   (includes current
   portion).............    63,075     48,939     72,012      50,267      58,653
  Total liabilities.....   912,616  1,000,044  1,314,737   1,406,595   1,471,521
  Stockholders' equity..   247,608    272,675    303,651     267,827     307,430
  Book value per share..      6.05       6.57       7.30        6.09        6.83

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
                     (In 000's, except per share amounts)

Results Of Operations--1998 Compared To 1997

  Revenues from True North's consolidated operations increased 3.1% to $1,242,309 in 1998 from $1,204,887. U.S. revenues increased 0.1% to $893,136 while international revenues increased 11.6% to $349,173. The small increase in U.S. revenues is principally due to the following factors: (1) as a result of its acquisition of Bozell, Jacobs, Kenyon, & Eckhardt, Inc. ("BJK&E") in the fourth quarter of 1997, the Company ended its relationship with a client in the automotive industry due to a conflict with a BJK&E client, and, (2) during 1997 the Company lost a client in the banking business and the creative assignment for a client in the restaurant business. The increase in international revenues is principally due to acquisitions partially offset by unfavorable currency translation. Excluding acquisitions, divestitures, and the unfavorable impact of foreign currency translation, consolidated revenues were essentially unchanged.

  During the latter part of 1997 and in 1998, True North acquired several agencies in North America, Latin America, Europe and the Pacific Rim. These agencies accounted for $65,374 and $8,866 of True North's 1998 revenues and pretax income, respectively.

  Salaries and benefits expense increased 3.9% to $773,053 in 1998. Salaries and benefits expense in 1997 includes a charge of $3,528 resulting from the downsizing of several True North offices in response to changes in local business conditions. 1998 salaries and benefits expense includes fourth quarter charges of $7,000 related to the resignation of the Company's Chairman and the retirement of the Company's Chief Executive Officer, and a $2,100 severance accrual related to downsizing of the Company's FCB Chicago office. Excluding these charges in both years, salaries and benefits expense as a percent of revenues was 61.5% in both years.

  Office and general expenses decreased 14.4% to $343,863 in 1998. Office and general expenses in 1997 included charges of $41,122 consisting principally of lease reserves and the write-off of associated intangible costs for True North operations in New York, Hong Kong, Stamford and certain other locations, fixed asset write-offs related to abandoned computer system projects, and the costs of relocating FCB employees as part of a management reorganization of that network. Excluding these items, office and general expenses as a percent of revenues declined from 29.9% in 1997 to 27.7% in 1998. 1998 office and general expenses include a lease credit of $3,047 related to favorable subleases in Stamford and New York.

  The provision for doubtful accounts in 1998 was 0.3% of revenues compared to 1.2% of revenues in 1997. As more fully discussed below, the 1997 provision was adversely impacted by a significant bad debt write-off, the establishment of a world-wide bad debt reserve, and write-offs related to client resignations resulting from the BJK&E merger.

  During the third quarter of 1998, True North reorganized its Poppe-Tyson subsidiary prior to its merger with Modem Media into Modem Media.Poppe-Tyson, Inc. The impact of the reorganization was a charge to pretax earnings of $4,344 included on the line "subsidiary reorganization costs". These costs include severance, the write-down of computer equipment that is not being used in ongoing operations to net realizable value, and other miscellaneous costs.

  As more fully discussed in Note 3 to the consolidated financial statements, during 1998 True North completed the restructuring activities it initiated in the fourth quarter of 1997. In 1998, the Company reversed excess restructuring reserves of $1,066 into income as a result of the true-up of the reserves it established in the fourth quarter of 1997. These excess reserve amounts resulted principally from the fact that True North was able to execute subleases of excess space at more favorable terms than it had anticipated in 1997.

  Interest and other income increased from $10,500 in 1997 to $23,650 in 1998. The principal reason for this increase was that True North sold a substantial portion of its investment in DoubleClick, Inc. during 1998 resulting in a pretax gain of $13,396.

  As more fully discussed under the caption "Publicis Relationship" appearing on page 7, True North recorded a pretax charge of $30,532 in 1998 resulting from the involuntary conversion of its 26.5% equity investment in Publicis Communication ("PC") into publicly traded shares of Publicis SA ("PSA"), the parent company of Publicis Communication.

  Interest expense increased 9.7% to $22,034 in 1998 due principally to higher average borrowings resulting from the Company's acquisition activities.

  The effective tax rate for 1998 of 63.2% was adversely impacted by the involuntary conversion of True North's equity investment in Publicis Communication. In 1998, True North recorded a pretax loss of $30,532 and a deferred tax obligation of $3,139 related to this transaction. Excluding this transaction, True North's 1998 effective tax rate was 44.6%.

  Minority interest expense increased from $2,385 in 1997 to $4,044 in 1998 due to improvements in operations acquired in 1997 in the Pacific Rim and Latin America which have substantial management ownership and due to improvements in the operations of Modem Media.Poppe-Tyson, Inc.

  Equity income decreased from $9,673 in 1997 to $7,158 due principally to the fact that, as a result of the involuntary conversion of its equity investment in Publicis Communication mentioned above, True North was unable to record equity income related to this investment during a substantial portion of the fourth quarter of 1998, traditionally a quarter in which Publicis Communication has delivered a substantial portion of its full-year results.

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

  Salaries and benefits expense increased 18.9% to $744,282 in 1997. Salaries and benefits expense in 1996 includes a charge of $4,169 related to the severance of two former executives of True North. 1997 salaries and benefits expense includes a fourth quarter charge of $3,528 resulting from the downsizing of several True North offices in response to changes in local business conditions. Excluding these charges in both years, salaries and benefits expense as a percent of revenues declined from 63.0% in 1996 to 61.5% in 1997.

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

  Interest expense increased 26.4% to $20,083 in 1997 as a result of higher average borrowings in 1997 primarily caused by the Company's investment spending detailed on pages 6 and 7.

  The 1997 tax rate was impacted by the write-off of nondeductible intangible assets, the payment of nondeductible merger-related costs, and the establishment of tax reserves of $7,000 related to True North's plan to reorganize its foreign operations. The various elements of the tax provision for both 1996 and 1997 are more fully explained in Note 14.

  In 1997, True North recorded minority interest expense of $2,385 compared to minority interest income of $450 in 1996. This change is due to the 1997 acquisitions of several highly profitable agencies in the Pacific Rim and Latin America which have substantial management ownership.

  Equity income, which consists primarily of True North's share of Publicis' European operations, was $9,673 in 1997 compared to $19,084 in 1996. The fourth quarter of 1996 was benefited by the true-up of Italian restructuring reserves as the Italian operations of the joint venture were able to negotiate more favorable settlements on leases and other actions than previously anticipated. This reserve true-up resulted in a one-time increase in 1996 earnings of $5,759. The remainder of the decline is due to (1) a 1997 restructuring of the relationship between True North and Publicis and (2) the strengthening of the U.S. dollar against European currencies.

Liquidity and Capital Resources

  Cash flows from operating activities have historically represented the Company's primary source of funding for investment activities. Over the past five years True North has emphasized the timely collection of accounts receivable and the careful management of its accounts receivable to accounts payable ratio. During 1996 True North experienced a shift in client spending from media to production work. Media costs are typically billed to and collected from clients before payment is due to the media. In general, production work requires that the agency incur and pay costs that it can bill to its clients once the related work is completed. As a result of this shift in client spending patterns, True North's accounts receivable to accounts payable ratio increased as did its investment in expenditures billable to clients, resulting in lower cash flows from operating activities. In 1997, this trend was reversed, in part due to client spending related to the Winter Olympics and as a result of True North's efforts to manage this relationship. True North continues to review its billing and payment procedures and believes that this change in client spending patterns will not result in further significant increases in its accounts receivable to accounts payable ratio.

  1998 cash flows from operating activities were depressed by True North's restructuring activities that it initiated in 1997. During 1997, cash expended on these restructuring activities was $9.5 million compared to $43.0 million in 1998. As further discussed in Note 3, True North completed its restructuring initiative in 1998.

  The pace of True North's investment spending continues to grow as the Company has focused its efforts in two areas:

  . Purchase of subsidiaries and interests in affiliated companies--True
    North continues to contemplate strategic acquisitions to enhance its worldwide network. During the past three years, True North completed the acquisition of several agencies in North America, Europe, Latin America and the Pacific Rim. These acquisitions were financed through a combination of existing cash balances and the issuance of short and long-term borrowings and common stock. As discussed in Note 17, in February 1999, True North acquired a Chicago-based public relations firm in exchange for 1.2 million shares of its common stock. Future acquisitions may be financed through a combination of cash from existing operations, and the issuance of stock and long-term borrowings.

  . Capital expenditures--the two primary drivers of capital spending are (i) capital spending to enhance backoffice efficiencies and increase True North's abilities to exploit new digital technologies, and (ii) capital spending related to office moves. The increase in capital spending between 1996 and 1997 is roughly comparable to the growth of the Company. In the future the Company anticipates that capital expenditures will be at levels comparable to or slightly higher than 1998 (capital spending for 1998 was $40,516) due to True North's commitment to maintain its competitive edge in providing digital marketing services and as it strives to obtain operating efficiencies (as measured by salaries and employee benefits as a percent of revenues) through improvements of its basic media and accounting systems. True North had no material commitments for capital expenditures at December 31, 1998. As further discussed on page 9, capital spending in 1999 will be impacted by the replacement of computer hardware and software which is non-compliant with respect to the year 2000 issue.

  During 1998 True North improved its access to long-term financing by entering into a $250 million Revolving Credit Agreement consisting of two parts: a $175 million five year revolving credit facility and a $75 million 364 day revolving credit facility. During 1999 True North intends to refinance its $25 million three year term loans which are scheduled to mature in May 1999 in an amount up to $50 million. As further discussed in Note 7, at December 31, 1998 True North had committed available lines of credit under its various debt agreements in the amount of $180,000. In addition, the Company had available at various banks uncommitted lines of credit aggregating approximately $187,036 at December 31, 1998, of which $147,326 was unused.

  The single most significant change in the liquidity of True North's assets resulted from the involuntary conversion of its 26.5% equity investment in Publicis Communication to shares of a publicly traded French company, Publicis SA. This transaction is discussed in detail on pages 7 and 8 under the caption, "Publicis Relationship". At December 31, 1998, True North's investment in Publicis SA had a fair market value of $140.9 million (see Note
4). During 1999, True North intends to explore ways to monetize this investment. If accomplished, proceeds from the monetization will be used to pay down debt and acquire other companies.

  True North has paid cash dividends at an annual rate of $.60 per share over the past ten years. Determination of the payment of dividends is made by the Company's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 1999.

Publicis Relationship

  During 1997 True North negotiated a resolution to its outstanding disputes with Publicis, its former partner in a European joint venture, resulting in a separation agreement dated May 19, 1997. The intent of this agreement is to establish a new legal and business relationship between the parties so that all disputes between the parties are resolved and each is free to create its own separate, independent agency network.

  Pursuant to the agreement, True North exchanged its 49% interest in the joint venture for agencies in France, Greece, Portugal and the United Kingdom and an additional 5.7% interest in Publicis Communication. The impact of this settlement was not material to True North's consolidated financial statements.

  On November 6, 1998, Publicis announced its intention to convert True North's resulting 26.5% investment in Publicis Communication to approximately 792 of its publicly traded shares. Despite True North's objections, this transaction was approved by the shareholders of PSA and PC in special shareholders' meetings held in December 1998 and closed shortly thereafter. As a result, True North now owns approximately 8.8% of Publicis.

  The book value of True North's 26.5% investment in Publicis Communication at the date of this transaction was $164,513. The fair value of the Publicis shares (based upon a December 14, 1998 Publicis closing price of $169.15 per share) was $133,981. Accordingly, True North recorded a pretax loss of $30,532 in the fourth quarter of 1998 as a result of the involuntary conversion of its investment in Publicis Communication to shares of PSA. In addition, True North recorded a deferred tax obligation of approximately $3,139 upon the exchange. As a result, the after tax impact of this transaction was a loss of approximately $33,671.

  True North believes that it is entitled to significant additional consideration for its investment in Publicis Communication and is asserting its contractual rights under the 1997 Separation Agreement with respect to this transaction in international arbitration proceedings.

Quantitative and Qualitative Disclosures about Market Risk

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, True North receives LIBOR and pays a fixed interest rate of 6.1% on a notional amount of $25,000 in borrowing during the period from June 1994 to June 1999. At December 31, 1998, the carrying and fair market values of this interest rate swap were $108 and $(92), respectively. Other than this interest rate swap contract, True North has not entered into any market risk sensitive contracts during the past three years.

  True North's consolidated financial statements are denominated in U.S. dollars. In 1998, True North derived approximately 28% of its revenues from operations outside of the United States. Currency fluctuations may give rise to translation gains and losses when financial statements of foreign operating units are translated into U.S. dollars. Significant strengthening of the U.S. dollar against major foreign currencies could have an adverse impact on True North's results of operations. In general True North incurs most of its costs to support the related revenues in the same currency in which these revenues are billed, thereby reducing exposure to currency fluctuations. In the past, True North has not hedged foreign currency profits into U.S. dollars, because its management has believed that, over time, the costs of a hedging program outweigh any benefit of greater predictability in the Company's U.S. dollar denominated profits. However, as True North continues to extend the depth and breadth of its foreign operations, management will from time-to-time reconsider the issue of whether a foreign currency hedging program would be beneficial to its operations.

Year 2000 Compliance

  True North relies on both information technology ("IT") and non-IT computer systems in its operations. Critical IT systems include True North's operating and accounting systems, such as IT software applications that allow True North to maintain client advertising information and to communicate with its vendors and clients. The non-IT systems are primarily telecommunications systems and the embedded microprocessors that control building systems, such as security systems, lighting, fire and safety systems, and heating, ventilating and air conditioning systems.

  In 1997, True North began to address the year 2000 compliance issue (that is, the fact that some systems may fail or produce inaccurate results using dates in or around the year 2000). True North has formed a year 2000 task force under its Chief Information Officer and this task force has developed a comprehensive program to test the Company's hardware and software applications for potential year 2000 problems. True North is assessing the effect of the year 2000 compliance issue on its non-IT systems and intends to replace non-IT systems as necessary to become year 2000 ready by December 1999.

  True North licenses substantially all of its systems from third party software vendors. True North has received confirmation of year 2000 compliance from suppliers of its primary business and financial systems. Internal testing, to the extent practical, will be done to ensure that such systems will function properly. Testing of all systems is expected to be done by June 30, 1999, and remediation should be completed by August 31, 1999.

  True North is developing written contingency plans to address the risks created by the year 2000 compliance issue. These plans include procuring alternative vendors, if available, should True North conclude that an existing supplier will not be year 2000 ready. True North is scheduled to complete these contingency plans by July 1999.

  During 1997 and 1998, True North incurred less than $0.5 million of expenses related to this issue in each year, and expects to incur an additional $0.5 million to $1.0 million of such expenses over the next year. Capital spending to replace non-compliant hardware and software is expected to be approximately $5 million over the next year. Funding for year 2000 remediation will be generated from on-going operations and available borrowings under the Company's various credit agreements.

  There can be no assurance that year 2000 remediation by True North or third parties will be properly and timely completed and failure to do so could have a material adverse effect on True North's financial condition. True North cannot predict the actual effect to it of the year 2000 issue, which depends on numerous uncertainties such as: (1) whether major third parties address this issue properly and timely, and (2) whether broad-based or systemic economic failures may occur. True North is currently unaware of any events, trends, or condition regarding this issue that may have a material effect on True North's results of operations, liquidity, and financial position.


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

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                      (In 000's, except per share amounts)

                                                 Year ended December 31,
                                              --------------------------------
                                                1996       1997        1998
                                              --------  ----------  ----------
Revenues..................................... $987,036  $1,204,887  $1,242,309
                                              --------  ----------  ----------
Operating Expenses:
  Salaries and benefits...................... $625,749  $  744,282  $  773,053
  Office and general.........................  309,101     401,617     343,863
  Provision for doubtful accounts............    2,441      14,563       3,410
  Subsidiary reorganization costs............      --          --        4,344
  Restructuring and merger-related costs.....      --       80,946      (1,066)
                                              --------  ----------  ----------
                                              $937,291  $1,241,408  $1,123,604
                                              --------  ----------  ----------
Operating Income (Loss)...................... $ 49,745  $  (36,521) $  118,705

Other Income (Expense):
  Interest income and other.................. $  8,708  $   10,500  $   23,650
  Loss on involuntary conversion of PC
   shares....................................      --          --      (30,532)
  Interest (expense).........................  (15,887)    (20,083)    (22,034)
                                              --------  ----------  ----------
                                              $ (7,179) $   (9,583) $  (28,916)
                                              --------  ----------  ----------
Pretax Income (Loss)......................... $ 42,566  $  (46,104) $   89,789
Provision for Income Taxes...................   24,183      11,230      56,788
                                              --------  ----------  ----------
                                              $ 18,383  $  (57,334) $   33,001
Minority Interest Income (Expense)...........      450      (2,385)     (4,044)
Equity in Earnings of Affiliated Companies...   19,084       9,673       7,158
                                              --------  ----------  ----------
Net Income (Loss)............................ $ 37,917  $  (50,046) $   36,115
                                              ========  ==========  ==========
Net Income (Loss) Per Share:
  Basic...................................... $   0.91  $    (1.17) $     0.81
                                              ========  ==========  ==========
  Diluted.................................... $   0.88              $     0.78
                                              ========              ==========


        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In 000's, except per share amounts)

                                                           At December 31,
                                                        ----------------------
                        ASSETS                             1997        1998
                        ------                          ----------  ----------
Current Assets:
  Cash and cash equivalents............................ $  109,033  $   88,524
  Marketable securities................................        --      143,863
  Accounts receivable, net of bad debt reserve of
   $11,544 in 1997 and $12,468 in 1998.................    797,254     865,972
  Other current assets.................................     91,594      75,622
                                                        ----------  ----------
                                                        $  997,881  $1,173,981
                                                        ==========  ==========
Property and Equipment:
  Land and buildings................................... $      938  $    1,072
  Leasehold improvements...............................     74,209      79,143
  Furniture and equipment..............................    223,160     222,355
                                                        ----------  ----------
                                                        $  298,307  $  302,570
  Less--Accumulated depreciation and amortization......   (173,985)   (174,308)
                                                        ----------  ----------
                                                        $  124,322  $  128,262
                                                        ==========  ==========
Other Assets:
  Goodwill, net of accumulated amortization of $64,694
   in 1997 and $65,814 in 1998......................... $  332,807  $  413,395
  Investment in affiliated companies...................    170,197      22,335
  Other assets.........................................     49,215      40,978
                                                        ----------  ----------
                                                        $  552,219  $  476,708
                                                        ----------  ----------
                                                        $1,674,422  $1,778,951
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Current Liabilities:
  Accounts payable..................................... $  945,285  $1,015,224
  Short-term bank borrowings...........................     88,008     109,710
  Liability for federal and foreign taxes..............     13,676      23,467
  Current portion of long-term debt....................     14,352      43,353
  Accrued expenses.....................................    170,962     143,028
                                                        ----------  ----------
                                                        $1,232,283  $1,334,782
                                                        ==========  ==========
Noncurrent Liabilities:
  Long-term debt....................................... $   35,915  $   15,300
  Liability for deferred compensation..................     63,276      69,193
  Other noncurrent liabilities.........................     75,121      52,246
                                                        ----------  ----------
                                                        $  174,312  $  136,739
                                                        ==========  ==========
Stockholders' Equity:
  Preferred stock, $1.00 par value, authorized 100
   shares, none issued................................. $      --   $      --
  Common stock, 33 1/3c par value, authorized 90,000
   shares, issued 44,195 in 1997 and 45,238 in 1998....     14,732      15,079
  Paid-in capital......................................    204,070     228,324
  Retained earnings....................................     68,951      78,295
  Less--Treasury stock, at cost: 243 in 1997; 217 in
   1998................................................     (5,155)     (5,150)
  Less--Deferred compensation..........................       (150)        --
  Unrealized gain on marketable securities.............        --        5,102
  Cumulative translation adjustment....................    (14,621)    (14,220)
                                                        ----------  ----------
                                                        $  267,827  $  307,430
                                                        ----------  ----------
                                                        $1,674,422  $1,778,951
                                                        ==========  ==========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (In 000's)

                                                  Year ended December 31,
                                                ------------------------------
                                                  1996      1997       1998
                                                --------  ---------  ---------
Cash flows provided by operating activities:
  Net income (loss)............................ $ 37,917  $ (50,046) $  36,115
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Restructuring charge.......................      --      80,946        --
    Involuntary conversion of Publicis
     investment................................      --         --      30,532
    Depreciation and amortization..............   38,181     47,502     45,061
    Provision for doubtful accounts............    2,441     14,563      3,410
    Provision for deferred compensation........    9,130        633      9,906
    Equity in earnings of affiliated
     companies.................................  (19,084)    (9,673)    (7,158)
    Dividends received from affiliated
     companies.................................    3,604      2,872        328
    Other non-cash charges.....................   (3,343)       175     (3,697)
    Changes in assets and liabilities, net of
     acquisitions:
      Accounts receivable...................... (130,395)    21,227    (63,340)
      Other current assets.....................   (5,690)       562      7,416
      Accounts payable.........................  110,263     28,638     60,734
      Accrued expenses.........................   32,915     14,844    (46,542)
      Deferred income taxes....................   (5,338)    (3,796)    16,253
                                                --------  ---------  ---------
        Net cash provided by operating
         activities............................ $ 70,601  $ 148,447  $  89,018
                                                --------  ---------  ---------
Cash flows used in investing activities:
  Purchases of property and equipment.......... $(33,094) $ (42,413) $ (40,516)
  Acquisitions of advertising agencies.........  (58,121)   (81,724)   (83,508)
  Other transactions...........................    3,351        --      (3,092)
                                                --------  ---------  ---------
        Net cash used in investing activities.. $(87,864) $(124,137) $(127,116)
                                                --------  ---------  ---------
Cash flows provided by (used for) financing
 activities:
  Increase (decrease) in short-term bank
   borrowings.................................. $ 29,716  $ (15,748) $  21,301
  Proceeds from issuance of common stock.......   12,275     19,202     15,893
  Proceeds from issuance of long-term debt.....   25,264      4,425     28,780
  Payments of long-term debt...................  (30,077)   (29,763)   (14,281)
  Cash dividends paid..........................  (14,235)   (15,050)   (26,771)
  Payments for purchases of common stock.......   (9,258)    (7,115)    (7,158)
                                                --------  ---------  ---------
        Net cash provided by (used for)
         financing activities.................. $ 13,685  $ (44,049) $  17,764
                                                --------  ---------  ---------
Effect of exchange rate changes on cash........ $   (388) $  (1,416) $    (175)
                                                --------  ---------  ---------
Net increase (decrease) in cash................ $ (3,966) $ (21,155) $ (20,509)
Adjustment to conform fiscal year of pooled
 entity........................................   50,668        --         --
Cash, at beginning of year.....................   83,486    130,188    109,033
                                                --------  ---------  ---------
Cash, at end of year........................... $130,188  $ 109,033  $  88,524
                                                ========  =========  =========

       The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (In 000's)
                            Year ended December 31,

                                                                                         Unrealized
                                                                             Cumulative   Gain On       Total
                         Common   Paid-in   Retained  Treasury    Deferred   Translation Marketable Stockholders'
                          Stock   Capital   Earnings   Stock    Compensation Adjustment  Securities    Equity
                         -------  --------  --------  --------  ------------ ----------- ---------- -------------
Balance at December 31,
 1995................... $13,874  $158,757  $110,370  $(2,661)    $(1,200)    $ (6,465)    $  --      $272,675
 Comprehensive income:
  Net income............     --        --     37,917      --          --           --         --        37,917
  Currency translation..     --        --        --       --          --          (357)       --          (357)
                                                                                                      --------
    Total comprehensive
     income.............                                                                                37,560
                                                                                                      --------
 Dividends..............     --        --    (13,877)     --          --           --         --       (13,877)
 Common stock
  issuances.............     127     7,257       --     4,132         --           --         --        11,516
 Common stock
  purchases.............     (69)   (2,786)      --    (6,024)        --           --         --        (8,879)
 Gain on issuance of
  subsidiary stock......     --      4,569       --       --          --           --         --         4,569
 Other..................     --        --       (363)     --          450          --         --            87
                         -------  --------  --------  -------     -------     --------     ------     --------
Balance at December 31,
 1996................... $13,932  $167,797  $134,047  $(4,553)    $  (750)    $ (6,822)    $  --      $303,651
 Comprehensive income
  (loss):
  Net loss..............     --        --    (50,046)     --          --           --         --       (50,046)
  Currency translation..     --        --        --       --          --        (7,799)       --        (7,799)
                                                                                                      --------
    Total comprehensive
     income (loss)......                                                                               (57,845)
                                                                                                      --------
 Dividends..............     --        --    (15,050)     --          --           --         --       (15,050)
 Common stock
  issuances.............     888    39,803       --     2,895         --           --         --        43,586
 Common stock
  purchases.............     (88)   (3,530)      --    (3,497)        --           --         --        (7,115)
 Other..................     --        --        --       --          600          --         --           600
                         -------  --------  --------  -------     -------     --------     ------     --------
Balance at December 31,
 1997................... $14,732  $204,070  $ 68,951  $(5,155)    $  (150)    $(14,621)    $  --      $267,827
 Comprehensive income:
  Net income............     --        --     36,115      --          --           --         --        36,115
  Currency translation..     --        --        --       --          --           401        --           401
  Unrealized gain on
   marketable
   securities...........     --        --        --       --          --           --       5,102        5,102
                                                                                                      --------
    Total comprehensive
     income.............                                                                                41,618
                                                                                                      --------
 Dividends..............     --        --    (26,771)     --          --           --         --       (26,771)
 Common stock
  issuances.............     347    24,254       --     7,163         --           --         --        31,764
 Common stock
  purchases.............     --        --        --    (7,158)        --           --         --        (7,158)
 Other..................     --        --        --       --          150          --         --           150
                         -------  --------  --------  -------     -------     --------     ------     --------
Balance at December 31,
 1998................... $15,079  $228,324  $ 78,295  $(5,150)    $   --      $(14,220)    $5,102     $307,430
                         =======  ========  ========  =======     =======     ========     ======     ========

        The accompanying notes are an integral part of these statements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (In 000's, except per share amounts)

1. Summary of Significant Accounting Policies

  Nature of Operations--The Company ("True North") is a global advertising and communications business. Pages 1 and 2 of this Financial Report contain a more comprehensive discussion of the nature of True North's operations.

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned and majority-owned subsidiaries. The Company uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

  On December 30, 1997 True North consummated its acquisition of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("BJK&E"), a global advertising and communications business. The transaction has been accounted for as a pooling of interests, as more fully disclosed in Note 2.

  Use of Estimates--The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

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

  Income Taxes--Effective January 1, 1992, True North adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". At December 31, 1998, unremitted earnings of foreign subsidiaries and affiliated companies were approximately $19,481. The Company does not provide deferred taxes on these earnings because it permanently reinvests such earnings in these operations.

  Goodwill--True North amortizes goodwill over periods from ten to forty years. Periodically, the Company reviews and, if necessary, adjusts the carrying value for goodwill based upon current facts and circumstances and its best estimate of undiscounted future cash flows of the related business. Amortization of goodwill, including goodwill of affiliated companies, amounted to $13,213 in 1996, $14,466 in 1997, and $14,367 in 1998.

  Fair Value of Financial Instruments--The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term bank borrowings, and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 1998, True North estimates that the fair value of its long-term debt is not materially different from its financial statement carrying value. The fair value of long-term debt was estimated using quoted market prices or discounted future cash flows. Marketable securities are identified as "available for sale securities" and are stated at fair market value.

  During 1993, True North entered into an interest rate swap contract with a bank which became effective in June 1994. Under this arrangement, True North receives LIBOR and pays a fixed interest rate of 6.1% on a notional amount of $25,000 in borrowing during the period from June 1994 to June 1999. At December 31, 1998, the carrying and fair market values of this interest rate swap, which has been designated as a hedge against True North's $25,000 three year term loan, were $108 and $(92), respectively.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  Earnings Per Share--Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding during the year and include the potential issuance of shares under True North's stock option plans. The following table summarizes the differences in the number of shares used in both calculations for the years ended December 31, 1996, 1997, and 1998:

                                                             1996   1997   1998
                                                            ------ ------ ------
      Basic................................................ 41,591 42,631 44,547
      Diluted.............................................. 42,872 44,094 46,394

  Segment Reporting--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. The statement also establishes standards for related disclosure about products and services, geographic areas and major customers. While True North operates its business under three agency networks, one or more of True North's agency networks may service a particular client. In addition, a significant percentage of the costs incurred to service the clients of each network are performed by TN Media and TN Services, specialized business units described on pages 1 and 2 of this Financial Report. From time to time, True North has moved its clients between its agency networks to allow it to seek new clients in the same business. True North allocates its financial resources on the basis of needs rather than the actual financial performance of the agency networks. For these reasons, True North has determined that its business operates in only one segment, the advertising industry. In accordance with SFAS No. 131, True North has adopted the new requirements retroactively in these notes to its consolidated financial statements (see Note 11).

  Derivative Instruments--In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes that the implementation of SFAS No. 133 will not have a material impact on the Company's earnings.

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

  All of the Company's financial data have been restated to include the historical financial information of BJK&E. Prior to this transaction, BJK&E's financial year ended on March 31. In 1997 BJK&E's fiscal year-end was changed to conform to the Company's fiscal year-end. The consolidated income statements and statements of cash flows for the year ended December 31, 1996 represent the results of True North for the year ended December 31, 1996, and the results of BJK&E for the year ended March 31, 1997. Based upon the differences in fiscal year-ends, BJK&E's results of its U.S. operations for the three months ended March 31, 1997 have been included in the Company's consolidated income statements for both 1996 and 1997. For the three months ended March 31, 1997 BJK&E's U.S. operations recorded total revenues pre-tax income, and net

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES income of $113,758, $2,930 and $363, respectively. Accordingly, the retained earnings in the consolidated statements of stockholders' equity for the year ended December 31, 1996 have been adjusted to reflect the net income of BJK&E for the three months ended March 31, 1997. Similarly, the impact of conforming the fiscal periods of BJK&E's U.S. operations has been reflected in the consolidated statement of cash flows for the year ended December 31, 1996 under the caption, "Adjustment to conform fiscal year of pooled entity". This adjustment relates principally to the cyclical nature of the advertising business and the related change in ratio of accounts receivable to accounts payable that occurs between the first and fourth quarters of a calendar year.

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

  Separate and combined results of True North and BJK&E during the period preceding the merger were as follows:

                                                          Conformity
      Year Ended December 31, 1996    True North  BJK&E   Adjustments Combined
      ----------------------------    ---------- -------- ----------- --------
      Revenues.......................  $493,050  $494,988   $(1,002)  $987,036
      Pre-tax Income.................    19,214    30,154    (6,802)    42,566
      Net Income.....................    27,834    14,164    (4,081)    37,917

  During 1996, 1997 and 1998, True North purchased several agencies located in North America, Europe, Latin America and the Pacific Rim. Agencies purchased during the latter part of 1997 and in 1998 contributed $65,374 and $8,866 to True North's 1998 revenues and pretax income, respectively. Had these acquisitions taken place on January 1 of the previous years, consolidated revenues and income would not have been significantly different from reported amounts.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

3. Restructuring and Merger-Related Costs

  As a result of its acquisition of BJK&E in the fourth quarter of 1997 (see
Note 2), True North recorded a pre-tax charge of $80,946 related to merger-related costs and the impact of restructuring the combined operations. Activities related to this charge are summarized as follows:

                                         Severance
                             Anticipated and Other   Impaired  Merger-related
                               Loss on     Exit     Long-lived  Transaction
                              Subleases    Costs      Assets       Costs       Total
                             ----------- ---------  ---------- -------------- --------
   Restructuring reserve...    $11,097   $ 38,740    $ 14,237     $ 16,872    $ 80,946
   Write-down of long-lived
    assets.................        --         --      (14,237)         --      (14,237)
   1997 cash payments......       (158)    (4,847)        --        (4,559)     (9,564)
                               -------   --------    --------     --------    --------
     Balance at December
      31, 1997.............    $10,939   $ 33,893    $    --      $ 12,313    $ 57,145
   1998 cash payments......     (4,475)   (26,277)        --       (12,286)    (43,038)
   Long-term obligations
    secured................     (5,597)    (7,444)        --           --      (13,041)
   Excess reserve reversed
    to income..............       (867)      (172)        --           (27)     (1,066)
                               -------   --------    --------     --------    --------
     Balance at December
      31, 1998.............    $   --    $    --     $    --      $    --     $    --
                               =======   ========    ========     ========    ========

  The restructuring initiative, which was completed in the fourth quarter of 1998, involved the closure and/or merger of both U.S. and international offices in True North's agency networks as follows.

  . The FCB Worldwide agency network closed two offices in Canada and the United States as a result of a client conflict precipitated by the merger. In addition, the FCB agency network restructured and merged its Brazilian operations with a business acquired in the fourth quarter of 1997 and restructured its European agency network that was acquired during 1997.

  . The Bozell Worldwide agency network restructured operations in the United
    States, Europe, Asia and the Pacific Rim. The U.S. restructuring activities of this network were precipitated by changes in local business conditions and the transfer of a client to the FCB agency network. Restructuring activities outside of the United States principally involved the elimination of facilities and/or operations that did not meet Company financial objectives and were duplicative to other facilities or offices existing in either the Bozell Worldwide or FCB Worldwide agency networks.

  . The BJK&E merger precipitated the cancellation of the planned initial public offering ("IPO") of common stock of TN Technologies Holding Inc. both due to the form of the BJK&E merger and because the Company was contemplating plans to integrate this subsidiary with Poppe Tyson. The cancellation of the IPO resulted in the write-off of related transaction costs that could have been recovered in the event of an IPO. In addition, a restructuring of this unit was initiated so that its integration with Poppe Tyson could be completed. Similarly, staff reductions and office closures were initiated in Poppe Tyson for the same reason.

  . True North also combined its media buying operations with the media buying operations of BJK&E to achieve future cost savings resulting from both economies of scale and a rationalization of media buying computer systems. Similar combinations were commenced in several of the other operations included in True North Diversified Services Companies.

  These restructuring activities resulted in the identification of leased facilities that the Companies no longer required for its operations. As a result, in the fourth quarter of 1997 True North recorded its best estimate of the net costs of these subleases as an element of the restructuring charge. During 1998 the Company completed actions to sublet these leased facilities. Certain of these facilities were subleased at terms more favorable to True North than originally estimated in 1997. As a result, in the fourth quarter of 1998, True North reversed $867 in excess lease reserves into pretax income.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  These restructuring activities included plans for the elimination of 604 positions within True North. During 1997 and 1998, 589 employees were terminated in accordance with the plans. The remaining positions were eliminated without incurring severance costs due to normal employee turnover. As a result, True North reversed $172 in excess severance reserve into pretax income in the fourth quarter of 1998.

  The write-down of long-lived assets primarily represents goodwill associated with offices that have been closed or were sold as a part of the restructuring plans. In the case of offices sold, True North has computed the goodwill write-off as the difference between the fair value of the related business and its net tangible and intangible assets. These sales were completed in 1998.

4. Marketable Securities

  At December 31, 1997 and 1998, marketable securities consisted of:

                                                                1997     1998
                                                              -------- --------
      792 common shares of Publicis SA....................... $    --  $140,854
      67 common shares of DoubleClick, Inc...................      --     3,009
                                                              -------- --------
                                                              $    --  $143,863
                                                              ======== ========

  True North obtained the Publicis SA shares in the fourth quarter of 1998 as a result of the involuntary conversion of its equity investment in Publicis Communication as further described in Note 6.

  True North has designated its investments in Publicis SA and DoubleClick, Inc. as "available for sale securities". As a result, True North has recorded these marketable securities at fair value at December 31, 1998 and has reflected the difference between historical cost and fair value at that date of $9,448, net of applicable income taxes of $4,346, as a component of comprehensive income within stockholders' equity.

5. Other Current Assets

  At December 31, 1997 and 1998, other current assets consisted of:

                                                                 1997    1998
                                                                ------- -------
      Expenditures billable to clients......................... $53,960 $56,034
      Deferred taxes...........................................  19,853   1,741
      Prepaid expenses and other current assets................  17,781  17,847
                                                                ------- -------
                                                                $91,594 $75,622
                                                                ======= =======

6. Investment in Affiliated Companies

  The Company's investment in affiliated companies consists of:

                                                                 1997    1998
                                                               -------- -------
      26.5% investment in Publicis Communication.............. $158,817 $   --
      Other...................................................   11,380  22,335
                                                               -------- -------
                                                               $170,197 $22,335
                                                               ======== =======

  On November 6, 1998, Publicis SA announced its intention to convert True North's 26.5% investment in Publicis Communication to approximately 792 of its publicly traded shares. Despite True North's objections, this transaction was approved by the shareholders of Publicis SA and Publicis Communication in special shareholders' meetings held in December 1998 and closed shortly thereafter. As a result, True North now owns approximately 8.8% of Publicis SA, which is recorded as an "available for sale security" in marketable securities.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  The book value of True North's 26.5% investment in Publicis Communication at the date of this transaction was $164,513. The fair value of the Publicis SA shares (based upon a December 14, 1998 Publicis closing price of $169.15 per share) was $133,981. Accordingly, True North recorded a pretax loss of $30,532 in the fourth quarter of 1998 as a result of the involuntary conversion of its investment in Publicis Communication to shares of Publicis SA. In addition, True North recorded a deferred tax obligation of approximately $3,139 upon the exchange. As a result, the after tax impact of this transaction was a loss of approximately $33,671.

  True North believes that it is entitled to significant additional compensation for its investment in Publicis Communication and is asserting its contractual rights under the 1997 Separation Agreement with respect to this transaction in international arbitration proceedings.

  Summarized financial information for affiliated companies is as follows:

                                                                 1997    1998
                                                               -------- -------
      Current assets.......................................... $891,199 $80,618
      Noncurrent assets.......................................  145,996  24,023
      Current liabilities.....................................  790,509  69,079
      Long-term debt..........................................        9     --
      Other noncurrent liabilities............................   18,704   7,837
      Shareholders' equity....................................  227,973  27,725
      Revenues................................................  587,359 597,358
      Pretax income...........................................   72,385  73,518
      Net income..............................................   42,941  32,283

  The Company's equity in the net tangible assets of these affiliated companies was $62,331 at December 31, 1997 and $6,918 at December 31, 1998.

7. Short-Term Bank Borrowings and Long-Term Debt

  Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $139,310 in 1997 and $224,977 in 1998, and the maximum amount outstanding was $166,172 in 1997 and $348,932 in 1998. The weighted average interest rate for short-term borrowings was 6.5%, 6.5% and 6.1% in 1996, 1997 and 1998, respectively.

  On May 29, 1998 True North entered into a Revolving Credit Agreement totaling $250,000 with eight banks. The Revolving Credit Agreement replaced three agreements in the amounts of $90,000, $60,000 and $80,000. This agreement has two parts: a $175,000 five year revolving credit facility and a $75,000 364 day revolving credit facility. True North may borrow under this agreement at a Eurodollar rate plus a spread, a Base Reference rate, or at a Competitive Bid. In addition, True North is required to pay a facility fee ranging from 0.1% to 0.2% depending upon True North's financial performance. During 1998 True North borrowed under this agreement and had outstanding debt of $70,000 at December 31, 1998.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  At December 31, 1997 and 1998, long-term debt consisted of:

                                                                1997     1998
                                                               -------  -------
Three year term loan.......................................... $25,000  $25,000
Senior bank term loans........................................   6,800      --
7.85%--11.5% obligations under capitalized leases.............   8,624    3,643
5.5%--7.0% demand notes payable...............................     --    11,540
Three year Deutsche Mark term loan............................     --    12,900
Other notes and obligations...................................   9,843    5,570
                                                               -------  -------
                                                               $50,267  $58,653
Less: portions due within one year............................ (14,352) (43,353)
                                                               -------  -------
                                                               $35,915  $15,300
                                                               =======  =======

  Scheduled maturities of long-term debt are $43,353, $1,750, $13,095, and $455 in 1999, 2000, 2001, and 2002, respectively.

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

  The 5.5%-7.0% demand notes payable were issued during 1998 to the former owners of foreign businesses that True North acquired. These notes, which are payable on demand, have final maturity dates in 2007.

  During 1998 True North entered into a three year term loan with a bank totaling 21,500 Deutsche Marks to finance an acquisition. The loan calls for six semi-annual payments through October 2001. The interest rate (which was approximately 5% in 1998) is set at market rates plus a spread.

  In addition to these agreements, the Company had available at various banks uncommitted lines of credit aggregating approximately $187,036 at December 31, 1998, of which $147,326 was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks. There are no commitment fees or compensating balance requirements under these arrangements. Interest rates are negotiated at the time of each borrowing.

  The Revolving Credit Agreement and certain other debt agreements contain various restrictive covenants and conditions which include, but are not limited to the following: the Company must maintain a minimum net worth of $175,000, a debt leverage ratio of no greater than 3.5:1, and a fixed charge coverage ratio of at least 1.5:1.

  At December 31, 1998, the Company was in compliance with all covenants and conditions related to these agreements.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

8. Contingencies

  On December 2, 1997, Mazda Motor of America, Inc. ("Mazda"), a former client of the Company's subsidiary, Foote, Cone & Belding Advertising, Inc. ("FCB"), initiated an arbitration before the American Arbitration Association in Los Angeles, California. Mazda seeks indemnity and reimbursement for liabilities it incurred or expects to incur in connection with automobile lease advertising that aired in 1996 and 1997. To date, Mazda seeks approximately $2.5 million in damages arising from Mazda's settlement of claims asserted by the Federal Trade Commission ("FTC"), various state attorneys general, and a class of consumers. Mazda has informally indicated that it will seek indemnification for costs it may incur to settle or defend additional claims which may be asserted by the FTC and various state attorneys general. FCB has filed a counterclaim in the arbitration seeking approximately $5 million in unpaid commissions for planning and placing advertising during the final months of FCB's relationship with Mazda. The arbitration hearing is scheduled to commence on January 24, 2000.

  True North is a party to several other lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to the Company's consolidated results of operations or financial position.

9. Stock-Based Compensation Plans

  The Company has established various stock option plans for officers and key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. Options vest immediately, or after three or five years and expire after ten years. At December 31, 1998, a total of 1,389.3 shares have been reserved for future stock option grants under these plans.

  The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under these plans been determined consistent with the election under FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                       1996     1997     1998
                                                      ------- --------  -------
Net Income (Loss):  As reported...................... $37,917 $(50,046) $36,115
              Pro forma..............................  36,781  (51,485)  31,507
Basic EPS:   As reported............................. $   .91 $  (1.17) $   .81
              Pro forma..............................     .88    (1.21)     .71
Diluted EPS:As reported..............................     .88               .78
              Pro forma..............................     .86               .68

  Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  A summary of the status of the Company's stock option plans at December 31, 1996, 1997 and 1998 and changes during the years then ended is presented in the following table and narrative:

                                1996              1997               1998
                          ----------------- ------------------ -----------------
                                   Weighted           Weighted          Weighted
                                   Average            Average           Average
                                   Exercise           Exercise          Exercise
                          Shares    Price    Shares    Price   Shares    Price
                          -------  -------- --------  -------- -------  --------
Outstanding at beginning
 of year................  5,189.6   $10.02   4,767.9   $11.71  4,334.9   $15.08
Granted.................    677.9    18.86     812.0    20.49  3,180.0    26.93
Exercised...............   (241.0)   11.39  (1,036.0)    2.76   (472.9)   14.41
Forfeited...............   (858.6)    7.23    (209.0)   20.15   (115.8)   21.65
                          -------           --------           -------
Outstanding at end of
 year...................  4,767.9   $11.71   4,334.9   $15.08  6,926.2   $20.47
                          =======   ======  ========   ======  =======   ======
Exercisable at end of
 year...................  1,241.0   $16.14   2,653.9   $12.13  2,835.5   $13.77
                          =======   ======  ========   ======  =======   ======
Weighted average fair
 value of options
 granted................            $ 5.69             $ 6.63            $ 9.92
                                    ======             ======            ======

  Of the 6,926.2 options outstanding at December 31, 1998, 966.9 have exercise prices between $3.77 and $9.44, with a weighted average exercise price of $4.70 and a weighted average remaining contract life of 4.54 years: all of these options are exercisable. 1,685.2 options have exercise prices between $10.19 and $19.44, with a weighted average price of $16.90 and a weighted average remaining contract life of 5.25 years: 1,185.6 of these options are exercisable. The remaining 4,274.1 options have exercise prices between $20.00 and $31.50, with a weighted average exercise price of $25.45 and a weighted average contract life of 8.68 years: 683.0 of these options are exercisable.

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1996, 1997, and 1998: risk-free interest rates of 5.72%, 6.01%, and 5.92%; expected dividend yields of 2.70%, 2.93%, and 2.21%;
expected life of 10 years; and expected volatility of 23.9%, 26.5%, and 27.1%.

  Effective in 1998, True North initiated a Restricted Stock Program for certain key employees whereby participants of the program can elect to exchange one-third of their executive cash incentive compensation for 115% of such cash compensation payable in restricted stock of the Company. One-third of the shares vest immediately and the remaining shares vest equally over the next two years.

10. Shareholders' Rights Plan

  True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 2008, are exercisable only if a person or group (excluding True North) acquires 15% (22% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 15% or more of True North's common stock. Each right entitles the holder to purchase 1/2000 of a share of Series B Junior Participating Preferred Stock ("preferred stock") of the Company at a purchase price of $100.00, subject to adjustment under certain conditions. At December 31, 1998, 45 shares of the True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

  Subject to certain conditions and limitations, in the event that True North is acquired by a person or group, these rights (which have not otherwise been exercised to acquire True North's preferred stock) entitle the holder to acquire the common stock of the surviving entity at approximately 50% of fair market value.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  The Board of Directors has the flexibility to (i) redeem outstanding rights at a rate of $.01 per right and (ii) adjust the thresholds at which these rights become exercisable.

11. Geographic Segment Data

  True North has identified revenues by geographic segment based upon the physical location in which these revenues were earned. True North has identified long-lived assets by geographic segment as follows:

  .Property and equipment based upon physical location,

  .Goodwill based upon the location of the related operation, and,

  .Investment in affiliated companies based upon the location of the related operation.

  Information about the Company's operations in different geographic areas for 1996, 1997 and 1998 is as follows:

                                                    1996      1997       1998
                                                  -------- ---------- ----------
      Revenues:
        U.S...................................... $788,110 $  892,117 $  893,136
        International............................  198,926    312,770    349,173
                                                  -------- ---------- ----------
                                                  $987,036 $1,204,887 $1,242,309
                                                  ======== ========== ==========
      Long-lived Assets:
        U. S..................................... $237,551 $  235,893 $  281,358
        International............................  328,530    391,433    282,634
                                                  -------- ---------- ----------
                                                  $566,081 $  627,326 $  563,992
                                                  ======== ========== ==========

12. Retirement and Other Employee Benefit Plans

  True North and participating U.S. subsidiaries have a profit sharing plan and a stock purchase plan. True North's annual contribution to the profit sharing plan is discretionary, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. Under the stock purchase plan, True North matches 50% of employee contributions up to the individual employee limits deductible under the Internal Revenue Code. The combined profit sharing and stock purchase plan expenses were $12,380 in 1996, $15,316 in 1997, and $15,561 in 1998.

  Prior to 1998, True North provided supplemental retirement benefits to employees of certain of its U.S. subsidiaries through a supplemental pension plan. During 1997, the Company commenced plans to terminate this pension plan effective December 31, 1997 and recorded its best estimate of the related termination liability in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The plan was terminated in early 1998 through the purchase of annuity contracts for individuals with vested benefits. Plan assets at the date of termination were sufficient to cover the costs of these annuities. As a result, True North reversed $859 of accrued pension costs into 1998 earnings in connection with the termination of this plan. Periodic pension plan expense for 1996 and 1997 was $231 and $172, respectively.

  The Company has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $20,612 in 1996, $17,088 in 1997, and $12,910 in 1998.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  True North provides limited postretirement medical and life insurance benefits to employees who retire with at least ten years of service prior to age 65. Prior to January 1, 1993, the Company accounted for such benefits on the cash basis. In 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", on a prospective basis. Under this method, the Company is amortizing the actuarial present value of the accumulated postretirement benefit obligation at January 1, 1993 over a twenty-year period. In addition, the Company provides for current year service costs, interest costs and actuarially determined plan gains and losses.

  The components of expense for these postretirement benefits for 1996, 1997, and 1998 are as follows:

                                                            1996   1997   1998
                                                           ------ ------ ------
      Service cost--benefits earned during the year....... $  389 $  436 $  592
      Interest cost on accumulated postretirement benefit
       obligation.........................................    497    521    631
      Net amortization and deferral.......................    209    203    287
                                                           ------ ------ ------
                                                           $1,095 $1,160 $1,510
                                                           ====== ====== ======

  The following table sets forth the funded status and amounts recognized for True North's postretirement benefit plans in its consolidated balance sheet at December 31, 1997 and 1998:

                                                                1997     1998
                                                               -------  -------
      Accumulated postretirement benefit obligation
        Retirees.............................................  $ 3,310  $ 3,620
        Fully eligible active participants...................    1,055    1,515
        Other active plan participants.......................    3,906    5,174
                                                               -------  -------
      Total accumulated postretirement benefit obligation....  $ 8,271  $10,309
      Plan assets at fair value..............................      --       --
                                                               -------  -------
      Projected benefit obligation in excess of plan assets..  $ 8,271  $10,309
      Accumulated postretirement benefit obligation in excess
       of plan assets........................................   (5,792)  (5,424)
      Unrecognized net transition obligation.................    1,837      (96)
      Unrecognized net gain..................................     (105)     483
                                                               -------  -------
      Accrued postretirement benefit cost....................  $ 4,211  $ 5,272
                                                               =======  =======

  A discount rate of 7.6%, 7.3%, and 7.3% was used in 1996, 1997 and 1998, respectively. The rate of increase in covered medical benefits used to determine accumulated postretirement benefits was 9.2% in 1996, 8.7% in 1997, and 8.5% in 1998. This rate is assumed to decrease by 0.5% per annum to 6% in 2003 and remain constant thereafter. The medical benefits cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% change in the medical benefits cost trend rate would change the accumulated postretirement benefit obligation at December 31, 1998 by $600 and 1998 expense by $120.

13. Lease Obligations

  True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $73,535 in 1996, $78,832 in 1997 and $77,881 in 1998, after deducting sublease income of $22,702, $19,979, and $18,995, respectively.

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

  At December 31, 1998, the future minimum rental obligations for these leases (net of sublease income of approximately $115,978) is as follows:

           Year                                       Amount
           ----                                       -------
           1999...................................... $77,118
           2000......................................  68,416
           2001......................................  61,038
           2002......................................  58,582
           2003......................................  54,226
           Thereafter................................ 254,295

14. Federal, Foreign and State Income Taxes

  The domestic and foreign components of pretax income are as follows:

                                                       1996      1997     1998
                                                      -------  --------  -------
      Domestic....................................... $42,775  $(34,514) $62,827
      Foreign........................................    (209)  (11,590)  26,962
                                                      -------  --------  -------
                                                      $42,566  $(46,104) $89,789
                                                      =======  ========  =======

  The provision for taxes on income consists of the following:

                                                       1996     1997     1998
                                                      -------  -------  -------
      U.S.--currently payable........................ $21,875  $10,959  $17,540
      --deferred.....................................  (7,067)  (5,344)  16,253
      Foreign........................................   3,801    6,378   11,935
      State..........................................   5,574     (763)  11,060
                                                      -------  -------  -------
                                                      $24,183  $11,230  $56,788
                                                      =======  =======  =======

  Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. Deferred tax benefits (liabilities) as of December 31, 1997 and 1998 are as follows:

                                                                1997     1998
                                                               -------  -------
      Deferred compensation................................... $21,305  $26,808
      Lease reserves..........................................  18,699   10,476
      Accrued revenues........................................     --    (4,506)
      Unrealized gain on marketable securities................     --    (4,731)
      Depreciation and amortization...........................  (1,784)  (5,692)
      Safe harbor leases......................................  (3,980)  (3,798)
      Reserve for doubtful accounts...........................   4,040    3,501
      Other, net..............................................  (2,428)  (3,705)
      Valuation allowances....................................    (425)     (18)
                                                               -------  -------
                                                               $35,427  $18,335
                                                               =======  =======

  Net current deferred taxes as of December 31, 1997 and 1998 were $19,853 and $1,741, respectively. Net non-current deferred taxes were $15,574 and $16,594, respectively. Valuation allowances have been provided for potentially unrealizable foreign tax loss carryforwards.

  The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996 True North was

                TRUE NORTH COMMUNICATIONS INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)
  The 1996 effective tax rate was favorably impacted by the reversal of $1,000 of valuation allowance related to net operating losses previously incurred by the Company's Canadian operations. During 1996 True North was able to utilize these net operating loss carryforwards to offset current taxable income. As a result, the related valuation allowance was no longer required and so was reduced. In the fourth quarter of 1997, True North established tax reserves of $7,000 related to its plan to reorganize its foreign operations. As further described in Note 6, the 1998 effective tax rate was adversely impacted by the involuntary conversion of True North's equity investment in Publicis Communication. The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                             1996  1997    1998
                                                             ----  -----   ----
      At statutory rate....................................  35.0%  35.0%  35.0%
      State taxes, net of federal tax benefit..............   8.5    1.1    8.0
      Higher (lower) aggregate effective tax rate on
       foreign operations..................................   3.4   (8.7)   2.8
      Tax effect of nondeductible amortization.............  11.2   (7.9)   5.2
      Involuntary conversion of Publicis equity investment.   --     --    14.1
      Reorganization of foreign operations.................   --   (15.2)   --
      Intangible write-offs................................   --   (13.9)   --
      Nondeductible transaction expenses...................   --   (11.3)   --
      Other................................................  (1.3)  (3.5)  (1.9)
                                                             ----  -----   ----
                                                             56.8% (24.4)% 63.2%
                                                             ====  =====   ====

15. Supplemental Cashflow Data

  Interest and taxes paid in 1996, 1997, and 1998 were as follows:

                                                          1996    1997    1998
                                                         ------- ------- -------
      Interest.......................................... $12,525 $18,292 $17,165
      Taxes.............................................  33,823  40,277  31,459

16. Reserve for Bad Debts

  Changes in True North's reserve for bad debts for the years ended December 31, 1996, 1997 and 1998 were as follows:

                                                           Impact of
                  Balance at  Provision for Write-offs,    currency     Balance
                 beginning of   doubtful      net of    translation and at end
      Year           year       accounts    recoveries   acquisitions   of year
      ----       ------------ ------------- ----------- --------------- -------
      1996......   $ 7,275       $ 2,441     $ (2,766)      $  555      $ 7,505
      1997......   $ 7,505       $14,563     $(12,087)      $1,563      $11,544
      1998......   $11,544       $ 3,410     $ (3,564)      $1,078      $12,468

17. Subsequent Events

  Effective February 10, 1999, a majority-owned subsidiary of True North, Modem Media. Poppe Tyson, Inc. ("MMPT") completed an initial public offering ("IPO") of its common stock. As a result of the IPO, True North now owns approximately 51% of MMPT and controls approximately 80% of the related stockholder votes. The net proceeds of the IPO were approximately $42 million, of which $6 million was used to repay an intercompany loan to True North. MMPT will use the remaining proceeds from the IPO for working capital and capital expenditures.

  In February 1999, the Company issued 1.2 million shares of its Common Stock for all the outstanding stock of the Financial Relations Board (FRB), a Chicago-based public relations firm. The transaction will be accounted for as a pooling of interests and, accordingly, the consolidated financial statements will be restated for all periods prior to the acquisition beginning with the first quarter of 1999.

  The revenues and pretax loss for FRB for the year ended December 31, 1998 are estimated to be $32 million and $8.8 million, respectively. Included in the full year estimated results of FRB are approximately $7.5 million of merger related costs and expense adjustments.

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

  The financial statements and related financial information included in this financial report are the responsibility of management. They have been reported in conformity with generally accepted accounting principles. In preparing these financial statements, management has necessarily included some amounts which are based on its best estimates and judgments. True North maintains systems of internal accounting and financial control designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed and recorded in accordance with established procedures. These systems of internal controls are reviewed, modified and improved as changes occur in business conditions and operations.

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

Bruce Mason                               Donald Seeley
Chief Executive Officer                   Chief Financial Officer

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders and Board of Directors of True North Communications Inc.:

  We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statements of income, stockholders' equity or cash flows for the year ended March 31, 1997, of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), a company acquired during 1997 in a transaction accounted for as a pooling of interests, as discussed in Note 2. Such statements are included in the consolidated financial statements of the Company and reflect total revenues of 50% of the consolidated totals for the year ended December 31, 1996. We also did not audit the financial statements of Publicis Communication for each of the three years in the period ended December 31, 1998, the investment in which is reflected in the Company's consolidated financial statements using the equity method of accounting (see Note 6). The equity in its net earnings was $5,470,000, $8,790,000 and $5,109,000 for the years ended December 31, 1998,
1997 and 1996 respectively. The financial statements of Bozell and Publicis Communication were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Bozell and Publicis Communication, is based solely upon the reports of the other auditors.

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

  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

  As described in Note 2 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for sales of stock by a subsidiary.

Arthur Andersen LLP

Chicago, Illinois
March 22, 1999

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bozell, Jacobs, Kenyon & Eckhardt, Inc.:

  We have audited the consolidated statements of operations, stockholders' equity and cash flows of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries for the year ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries for the year ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Omaha, Nebraska
May 16, 1997