Form 10-K, Exhibit 13
period 1999-12-31
TRUE NORTH COMMUNICATIONS INC
filed 2000-03-30
CIK 37931

                                                                    Exhibit 13.1

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations-
1999 Compared to 1998

General-True North's net income for the year ended December 31, 1999, was $38.8 million, or $0.81 per diluted share. This compares to $27.3 million, or $0.57 per diluted share, for the year ended December 31, 1998. Both comparable periods reflected unusual items, including pre-tax restructuring and other charges, certain gains on sales of securities, severance and executive retirement costs in 1998 and a loss on the involuntary conversion of True North's investment in Publicis Communication in 1998. In addition, the 1998 results of The Financial Relations Board (FRB), which was acquired in February 1999 in a pooling of interests transaction, included $7.5 million of merger-related costs and expense adjustments.

Excluding the effect of these unusual items, net income for 1999 was $86.1 million, or $1.79 per diluted share, compared to $68.0 million, or $1.43 per diluted share.

Revenues-Consolidated revenues increased $165.1 million, or 13%, to $1,439.4 million for the year ended December 31, 1999, from $1,274.3 million in 1998. Revenues from the U.S. operations increased $132.4 million, or 14.2%, to $1,064.0 million in 1999, while international revenues increased 9.6%, or $32.7 million, to $375.4 million. Excluding the impact of changes in foreign exchange rates, international revenues increased 12.9%.

Approximately 60% of the worldwide growth in revenues was due to acquisitions. Excluding the effects of acquisitions, divestitures and changes in foreign exchange rates, consolidated revenue growth from net new business wins and higher existing client net spending was 6.3%.

Operating Expenses-Total consolidated operating expenses increased $192.9 million to $1,357.1 million from $1,164.2 million in 1998. Excluding restructuring and other charges described below, total operating expenses increased in 1999 by $136.3 million, or 11.9%. Acquisitions accounted for approximately 70% of the increase, while FRB's 1998 expenses included approximately $7.5 million of merger-related costs. Excluding the effects of restructuring, acquisitions, divestitures, changes in foreign exchange rates and other unusual items, total operating expenses increased 5.3% in 1999.

Salaries and benefits increased $64.8 million, or 8.0%, to $871.4 million in 1999. Included in the $806.6 million in salaries and benefits for 1998 are $7.0 million related to the retirement of the CEO and the resignation of the Chairman of the Board, and a $2.1 million severance accrual relating to the downsizing of a U.S. office. Acquisitions represented approximately $56.4 million of the increase, while the impact of changes in foreign exchange rates decreased salaries and related benefit expenses by 0.5%. Excluding the effects of the items noted above, salaries and related benefits increased by 3.9%, representing normal salary growth progression offset by lower incentive expense.

Office and general expenses were $409.2 million for the year ended December 31, 1999, compared to $354.3 million in 1998, a $54.9 million, or 15.5%, increase. Acquisitions accounted for $28.6 million of the increase, while lower foreign exchange rates decreased those expenses by 0.5%. Excluding the impact of acquisitions, changes in foreign exchange rates and unusual items, office and general expenses increased by 8.4% in 1999 versus 1998. This reflects higher goodwill amortization due to acquisitions, higher depreciation charges from upgrading the facilities and computer systems, as well as higher costs associated with the Year 2000 testing and remediation.

Restructuring and Other Charges-In September 1999, management of True North committed to a formal plan to restructure its operations and recorded a $76.4 million pre-tax charge ($50.2 million after-tax, or $1.04 per diluted share) in the third quarter of 1999. The charge covers primarily severance, lease termination and other exit costs in connection with the combination and integration of True North's two independent worldwide advertising agency networks. Bozell Worldwide's international operations, along with Bozell Detroit and Bozell Costa Mesa, were merged with FCB Worldwide and now operate under the FCB Worldwide name. The restructuring initiatives also include the sale or closing of certain underperforming business units.


A summary of components of the restructuring charge is as follows (in millions):

==========================================================================
     Severance and termination benefits                        $41.4
     Lease termination and other exit costs                     24.2
     Impairment loss on sale or closing
       of business units                                        10.8
--------------------------------------------------------------------------
         Total                                                 $76.4
==========================================================================

The involuntary severance and termination benefits portion of the charge amounts to $41.4 million and reflects the elimination of approximately 640 positions worldwide,

18  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


primarily in international locations. The employee groups affected primarily include executive and regional management and administrative personnel. As of December 31, 1999, approximately 400 positions were eliminated and True North anticipates that the remaining severance actions will be completed during 2000.

The charge of $24.2 million associated with lease terminations and other exit costs represents primarily the closure, abandonment and downsizing of office space globally, including approximately 30 international locations. The costs include $13.5 million of remaining lease obligations net of estimated sublease income, as well as $5.9 million of impairment charges pertaining to leasehold improvements and fixed assets that will no longer be used in the combined operation. As of December 31, 1999, approximately 15 facilities were abandoned or downsized. The remaining actions are expected to be completed by mid-to-late 2000, with the cash portion of the charge to be paid out over the remaining lease periods, which range from one to five years.

The impairment loss on the sale or closing of certain businesses amounts to $10.8 million and results from the decision to sell two business units, one in the U.S., and one in the United Kingdom, and to close four other business units and joint ventures, including the R/GA Digital Studios, which specialized in digital production for advertising and film companies. The impairment loss was computed based on the difference between the estimated sales proceeds (if any) and the carrying value of the related assets and investments and primarily represents the impairment of goodwill associated with such units. These sales or closures are expected to be completed by mid 2000.

True North anticipates net pre-tax expense savings of approximately $25.0 million on an annualized basis, with approximately half of such savings occurring in 2000 and the full amount realized in 2001 and thereafter.

During the third quarter of 1998, True North reorganized its Poppe Tyson subsidiary prior to its merger with Modem Media into Modem Media.Poppe Tyson, Inc. (MMPT). The impact of the reorganization was a charge of $4.3 million. These costs included severance, the write-down of computer equipment that was not being used in the ongoing operations to net realizable value, and the costs to buy out minority shareholders.

Other Income (Expenses)-Interest income increased by $1.2 million in the year ended December 31, 1999, compared to 1998 due primarily to higher investment income at MMPT from the proceeds of its initial public offering (IPO) in February 1999. Interest expenses decreased by $4.1 million in 1999 versus 1998 due primarily to lower average debt levels resulting from the use of the $135.3 million of proceeds from the June 1999 sale of True North's holdings in Publicis S.A. to reduce short-term borrowings.

Gains on sales of securities and other amounted to $11.2 million in 1999 compared to $17.5 million in 1998. True North recognized pre-tax gains of $7.9 million in 1999 and $13.4 million in 1998 on the sales of its holdings in DoubleClick, Inc.

As described below, True North recorded a pre-tax charge of $30.5 million in 1998 resulting from the involuntary conversion of its 26.5% equity investment in Publicis Communication into publicly traded shares of Publicis S.A., the parent company of Publicis Communication.

Income Taxes-True North's effective tax rate was 51.0% in 1999 versus 70.2% in 1998. The 1999 effective rate was negatively impacted by the 1999 restructuring charge, which included the write-off of intangible assets and lower foreign tax rates, which resulted in a lower tax benefit rate. The 1998 rate was adversely impacted by the acquisition of FRB, which, prior to the merger, operated as an S Corporation. Therefore, its $8.8 million loss in 1998 does not reflect corporate income taxes. Also, the involuntary conversion of True North's investment in Publicis Communication resulted in a deferred tax obligation of $3.1 million. Excluding these items, the 1999 effective tax rate was 43.0% and 1998's was 45.0%.

Minority Interests-Minority interest expense in 1999 was $4.2 million, essentially unchanged from the $4.0 million in 1998. This reflects improvements in the operation of MMPT offset by lower operating results in certain Latin American operations.

Equity Income-Equity income was $2.5 million for the full year of 1999 compared to $7.2 million in the corresponding period of 1998. This decrease is due primarily to True North's no longer reflecting an equity pick-up in its investment in Publicis Communication, which was $6.0 million in 1998.

Results of Operations-
1998 Compared to 1997

General-True North's net income for the year ended December 31, 1998, was $27.3 million, or $0.57 per diluted share. This compares to a loss of $49.9 million, or $1.14 per basic share, in the corresponding period in 1997. Both


                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  19

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations



comparable periods reflected unusual items, including pre-tax restructuring and other charges, gains on sales of securities, severance, executive retirement and other unusual costs and a loss on the involuntary conversion of True North's investment in Publicis of $30.5 million in 1998. In addition, the 1998 results of FRB, which was acquired in February 1999 in a pooling of interests transaction, included $7.5 million of merger-related costs and expense adjustments.

Excluding the effect of these unusual items, net income for 1998 was $68.0 million, or $1.43 per diluted share, compared to $55.3 million, or $1.22 per diluted share in 1997.

Revenues-Consolidated revenues increased $34.3 million, or 2.8%, to $1,274.3 million for the year ended December 31, 1998, from $1,240.0 million in the comparable period in 1997. Revenues from the U.S. operations decreased $1.9 million, or 0.2%, to $931.6 million in 1998, while international revenues increased 11.8%, or $36.2 million, to $342.7 million. Excluding the impact of changes in foreign exchange rates, international revenues increased 16.1%. Acquisitions added approximately $65.4 million to 1998's revenue growth. Excluding the effects of acquisitions, divestitures, the resignation of a client in the automotive industry and changes in foreign exchange rates, consolidated revenue growth from net new business wins and higher existing client net spending was 1.8% in 1998.

Operating Expenses-Total consolidated operating expenses decreased $112.1 million to $1,164.2 million in 1998 from $1,276.3 million in 1997. Excluding restructuring and other charges described below, total operating expenses increased in 1998 by $5.8 million, or 0.5%. Acquisitions, net of divestitures, were $39.0 million, while FRB's 1998 expenses included approximately $7.5 million of merger-related costs. Excluding the effects of acquisitions, divestitures, changes in foreign exchange rates and other unusual items, total operating expenses decreased 1.7% in 1998.

Salaries and benefits increased $39.9 million, or 5.2%, to $806.6 million in 1998. Included in the $806.6 million for 1998 are $7.0 million related to the retirement of the CEO and the resignation of the Chairman of the Board and a $2.1 million severance accrual relating to the downsizing of a U.S. office. Salaries and benefits in 1997 included $3.5 million of severance costs associated with the downsizing of several offices. Acquisitions and divestitures represented approximately $25.8 million of the increase, while changes in foreign exchange rates decreased salaries and related benefits expense by 1.2%. Excluding the effects of the items noted above, salaries and related benefits increased by 1.5%, representing normal salary growth progression.

Office and general expenses were $354.3 million for the year ended December 31, 1998, compared to $428.7 million in 1997, a $74.4 million, or 17.3%, decrease. Acquisitions and divestitures accounted for $13.2 million of the increase, while lower foreign exchange rates decreased those expenses by 1.1%. Office and general expenses in 1997 included $53.3 million of charges representing lease reserves and the write-off of associated intangible assets for operations in New York, Hong Kong, Stamford, Connecticut, and certain other locations; fixed asset write-offs related to abandoned computer systems projects; the costs of relocating certain employees as part of a management reorganization; and accounts receivable write-offs and bad debt provision. Excluding the impact of acquisitions, changes in foreign exchange rates and other unusual items, office and general expenses decreased by 8.3% in 1998 versus 1997.

Restructuring and Other Charges-As a result of its acquisition of BJK&E in the fourth quarter of 1997, True North recorded a pre-tax charge of $80.9 million related to merger related costs and restructuring of the combined operations. Activities related to this charge are summarized as follows (in millions):

===========================================================================================================
                                         Anticipated   Severance     Impaired     Merger-related
                                           Loss on     and Other    Long-lived     Transaction
                                          Subleases    Exit Costs     Assets          Costs         Total
===========================================================================================================
Restructuring reserve                       $11.1       $ 38.7       $ 14.2           $ 16.9       $  80.9
Write-down of long-lived assets                --           --        (14.2)              --         (14.2)
1997 cash payments                           (0.2)        (4.8)          --             (4.6)         (9.6)
-----------------------------------------------------------------------------------------------------------
      Balance at December 31, 1997           10.9         33.9           --             12.3          57.1
-----------------------------------------------------------------------------------------------------------
1998 cash payments                           (4.5)       (26.3)          --            (12.3)        (43.1)
Long-term obligations secured                (5.6)        (7.4)          --               --         (13.0)
Excess reserve reversed to income            (0.8)        (0.2)          --               --          (1.0)
-----------------------------------------------------------------------------------------------------------
      Balance at December 31, 1998          $  --       $   --       $   --           $   --       $    --
===========================================================================================================


20  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


These restructuring activities resulted in the identification of leased facilities that True North no longer required for its operations. As a result, in the fourth quarter of 1997 True North recorded its best estimate of the net costs of these subleases as an element of the restructuring charge. During 1998 True North completed actions to sublet these leased facilities. Certain of these facilities were subleased at terms more favorable than originally estimated in 1997. As a result, in the fourth quarter of 1998, True North reversed $0.8 million in excess lease reserves into pre-tax income.

These restructuring activities included plans for the elimination of 604 positions within True North. During 1997 and 1998, 589 employees were terminated in accordance with the plans. The remaining positions were eliminated without incurring severance costs due to normal employee turnover. As a result, True North reversed $0.2 million in excess severance reserve into pre-tax income in the fourth quarter of 1998.

The write-down of long-lived assets primarily represents goodwill associated with offices that have been closed or were sold as a part of the restructuring plans. In the case of offices sold, True North has computed the goodwill write-off as the difference between the fair value of the related business and its net tangible and intangible assets. These sales were completed in 1998.

During the third quarter of 1998, True North reorganized its Poppe Tyson subsidiary prior to its merger with Modem Media into Modem Media.Poppe Tyson, Inc. (MMPT). The impact of the reorganization was a charge of $4.3 million. These costs included severance, the write-down of computer equipment that was not being used in the ongoing operations to net realizable value, and the costs to buy out minority shareholders.

Other Income (Expenses)-Interest income decreased by $1.7 million in the year ended December 31, 1998, compared to 1997, due primarily to lower investment balances.

Interest expense increased by $2.0 million in 1998 versus 1997 due primarily to higher average debt levels resulting from acquisition activities.

Gains on sales of securities and other was $17.5 million in 1998 compared to $2.7 million in 1997. True North recognized pre-tax gains of $13.4 million in 1998 on the sales of its holdings in DoubleClick, Inc., and $1.6 million in 1997 on the sales of certain operations.

As described below, True North recorded a pre-tax charge of $30.5 million in 1998, resulting from the involuntary conversion of its 26.5% equity investment in Publicis Communication into publicly traded shares of Publicis S.A., the parent company of Publicis Communication.

Income Taxes-True North's effective tax rate was 70.2% in 1998. The 1998 rate was adversely impacted by the acquisition of FRB, which, prior to the merger, operated as an S Corporation. Therefore, its $8.8 million loss in 1998 does not reflect corporate income taxes. Also, the involuntary conversion of True North's investment in Publicis Communication resulted in a deferred tax obligation of $3.1 million. The 1997 tax rate was impacted by the write-off of nondeductible intangible assets, the payment of nondeductible merger-related costs, and the establishment of tax reserves of $7.0 million related to True North's plan to reorganize its foreign operations. Excluding these items, the 1998 effective tax rate was 45.0% and 1997's was 47.9%.

Minority Interests-Minority interest expense in 1998 was $4.0 million, a $1.6 million increase from the $2.4 million in 1997. This reflects improvements in the operations of MMPT and certain Asia/Pacific and Latin American operations.

Equity Income-Equity income decreased from $9.7 million in 1997 to $7.2 million due principally to the involuntary conversion of its equity investment in Publicis Communication mentioned above. True North was unable to record equity income related to this investment during a substantial portion of the fourth quarter of 1998, traditionally a quarter in which Publicis Communication recognized a substantial portion of its full-year results.

Liquidity and Capital Resources
As of December 31, 1999, True North's cash and cash equivalents totaled $118.3 million, which is an increase of $29.6 million over the 1998 year-end balance of $88.7 million. The increase is due primarily to the proceeds received by MMPT from the February 1999 initial public offering of its common stock.

In 1999, cash flow generated from operations, supplemented by seasonal short-term borrowings and the proceeds from the sales of investments, financed the operating and capital expenditure requirements of True North, as well as dividend payments and the repurchase of common stock. True North's cash and cash equivalents consist primarily of government securities and bank time deposits and are of investment-grade quality.


                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  21

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Operating Activities-True North's funds from operating activities consist primarily of net income adjusted for noncash items, including depreciation and amortization, and changes in operating assets and liabilities. Cash provided by operating activities was $24.1 million in 1999. Operating cash flows are impacted by the seasonal media spending patterns of clients. True North's policy is to bill and collect monies from its clients prior to payments due to the media.

Investing Activities-True North's net capital expenditures for property and equipment were $63.1 million for the year ended December 31, 1999. These expenditures primarily related to True North's worldwide investment in technology, coupled with leasehold improvements related to office moves. In addition, True North spent approximately $5.7 million on Year 2000 testing and remediation efforts. True North anticipates that capital expenditures in 2000 will approximate 1999's level and has no material commitments for future expenditures.

In 1999, True North acquired several companies to enhance its network, primarily in the U.S. and Europe. These acquisitions were financed by the issuance of 1.7 million shares of common stock and treasury stock and additional short-term borrowings. True North anticipates that it will continue to pursue acquisition opportunities that will expand its capabilities and geographical presence.

In 1999, True North received $147.3 million from the sale of marketable securities, including its investment in Publicis S.A. True North's remaining marketable securities as of December 31, 1999, had a market value of $2.1 million.

Financing Activities-The net change in short-term bank borrowings reflects the use of the $135.3 million cash proceeds from the sale of True North's investment in Publicis S.A. to reduce such borrowings, offset by additional debt used to finance the acquisition program, stock repurchase program and seasonal needs.

In May 1999, True North obtained two three-year term loans totaling $25.0 million, which refinanced similar loans expiring on May 24, 1999. A $15.0 million loan carries a fixed interest rate of 6.52%, and a $10.0 million loan carries a fixed rate of 6.785%.

On May 27, 1999, True North extended its 364-day credit agreement for up to $75.0 million of borrowings as part of its $250.0 million Revolving-Credit Agreement. The terms of the extension include the payment of a commitment fee to the bank of 0.07% and the increase in the spread over the Euro currency rate of 0.25%. As of December 31, 1999, True North had no borrowings outstanding under its $175.0 million five-year revolving-credit facility. In addition, True North had available at various banks uncommitted lines of credit aggregating approximately $194.2 million on December 31, 1999, of which $76.4 million was unused.

Effective February 10, 1999, MMPT completed an initial public offering of its common stock. The number of shares issued was 3.0 million at a price of $16 per share, with net proceeds totaling $42.0 million. As a result of the IPO, True North owned approximately 48% of MMPT, down from its previous 70% ownership, and controlled approximately 80% of the related stockholder votes. MMPT used the proceeds from the IPO for working capital, capital expenditures and acquisitions.

In May 1999, True North and MMPT entered into a Stockholders' Agreement which stipulated, among other things, that upon the earlier of (i) the date True North and its affiliates no longer own at least 35% of the outstanding capital stock of MMPT and (ii) June 30, 2000, True North agrees that it and its affiliates will convert all of their shares of Class B common stock of MMPT into shares of Class A common stock of MMPT and thereby be entitled to only one vote per share versus the five votes per share of Class B common stock.

In August 1999, True North and MMPT entered into a Registration Rights Agreement that contains provisions granting the holders of Class B common stock the right to participate in any underwritten public offering that MMPT may initiate, subject to certain limitations. In addition, the agreement also provides the holders of Class B common stock the right to initiate the registration of their securities, subject to certain timing and other limitations.

In March 2000, MMPT announced that it had filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of
4.5 million shares of its common stock.

As part of the proposed public offering of 4.5 million shares, True North is offering to sell 2.5 million shares, a stake which represents about 12% of MMPT. As of March 1, 1999, True North holds approximately 46% of MMPT, or 11.1 million shares. Assuming the proposed offering is completed, True North's remaining Class B shares will convert to Class A shares and True North will own approximately 34% of MMPT. Accordingly, True North will account for its investment in Modem Media under the equity method of accounting.

22  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


True North will explore a number of opportunities for reinvestment of its proceeds from the proposed sale, including the repurchase of True North common stock and further investments in its portfolio of digital brands.

True North has paid cash dividends at an annual rate of $0.60 per share over the past ten years. Determination of the payment of dividends is made by True North's Board of Directors on a quarterly basis. True North anticipates that its cash flow from operations will be adequate to continue payment of dividends at similar levels in 2000.

True North continues to acquire shares of its own stock under a 1997 Board of Directors resolution authorizing the purchase of up to $30.0 million. As of December 31, 1999, the remaining amount of such authorization is approximately $10.4 million. True North repurchases its stock primarily to meet its obligations under various stock-based compensation plans.

True North believes that cash flow from operations, along with current cash balances, will be sufficient to satisfy working capital and other operating requirements in 2000. In the event additional funds are required, True North believes it will have sufficient resources, including borrowing capacity, to meet such requirements.

Publicis Relationship-During 1997 True North negotiated a resolution to its outstanding disputes with Publicis, its former partner in a European joint venture, resulting in a Separation Agreement dated May 19, 1997. The intent of this agreement was to establish a new legal and business relationship between the parties so that all disputes between the parties were resolved and each was free to create its own separate, independent agency network.

Pursuant to the agreement, True North exchanged its 49% interest in the joint venture for agencies in France, Greece, Portugal and the United Kingdom and an additional 5.7% interest in Publicis Communication. The impact of this settlement was not material to True North's 1997 consolidated financial statements.

On November 6, 1998, Publicis S.A. announced its intention to convert True North's resulting 26.5% investment in Publicis Communication to approximately
0.8 million of its publicly traded shares. Despite True North's objections, this transaction was approved by the shareholders of Publicis S.A. and Publicis Communication in special shareholders' meetings held in December 1998 and closed shortly thereafter. As a result, True North owned approximately 8.8% of Publicis S.A.

The book value of True North's 26.5% investment in Publicis Communication at the date of this transaction was $164.5 million. The fair value of the Publicis S.A. shares (based upon a December 14, 1998, Publicis closing price of $169.15 per share) was $134.0 million. Accordingly, True North recorded a pre-tax loss of $30.5 million in the fourth quarter of 1998 as a result of the involuntary conversion of its investment in Publicis Communication to shares of Publicis S.A. In addition, True North recorded a deferred tax obligation of approximately $3.2 million upon the exchange. As a result, the after-tax impact of this transaction was a loss of approximately $33.7 million.

On May 5, 1998, Publicis S.A., a greater than 5% shareholder and Publicis Communication (together, Publicis), filed counterclaims in international arbitration proceedings which had been instituted by True North with the London Court of International Arbitration. Publicis sought damages in the amount of 382 million French Francs (approximately $62 million) for, among other things, the alleged breaches of the May 1997 Separation Agreement between the parties and other actions which Publicis alleged created liabilities associated with the arbitration proceedings. The counterclaims followed True North's direct claims against Publicis in the amount of $106 million for alleged breaches by Publicis of its obligations under the Separation Agreement and for additional compensation for its investment in Publicis Communication. The alleged breaches related principally to the merger of Publicis S.A. and Publicis Communication. The parties also submitted claims for their respective attorney's fees and expenses. True North and Publicis appeared before the arbitration tribunal from September 27 through October 10, 1999, and presented evidence with regard to their respective claims.

On February 15, 2000, the arbitration tribunal issued its decision, which ruled that Publicis' conduct in connection with the Publicis Communication merger constituted a breach of Publicis' obligations to True North under the Separation Agreement. No damages were awarded. In addition, the tribunal ordered Publicis to provide True North with tax and financial information it had withheld, also in breach of the Separation Agreement. The arbitration tribunal rejected Publicis' claims against True North for alleged breaches of the Separation Agreement and other actions which Publicis alleged created liabilities associated with the arbitration proceeding and therefore did not award any damages for such claims to Publicis. The tribunal ordered Publicis and True North to each pay coordination fees to the other resulting


                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  23

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operation



in a net payable by True North to Publicis of approximately $0.9 million. The arbitration tribunal also ordered the parties to share the costs of the arbitration and to each pay their respective attorney's fees and expenses. True North has provided for these costs in its 1999 financial results.

Quantitative and Qualitative Disclosures about Market Risk-In 1993, True North entered into an interest rate swap contract with a bank, which became effective in June 1994. Under this arrangement, True North received LIBOR and paid a fixed interest rate of 6.1% on a notional amount of $25.0 million in borrowing during the period from June 1994 to June 1999. True North has not entered into any market risk sensitive contracts during the past three years.

True North's consolidated financial statements are denominated in U.S. dollars. In 1999, True North derived approximately 26% of its revenues from operations outside the United States. Currency fluctuations may give rise to translation gains and losses when financial statements of foreign operating units are translated into U.S. dollars. Significant strengthening of the U.S. dollar against major foreign currencies could have an adverse impact on True North's results of operations.

In general, True North incurs most of its costs to support the related revenues in the same currency in which these revenues are billed, thereby reducing exposure to currency fluctuations. In the past, True North has not hedged foreign currency profits into U.S. dollars, because management has believed that, over time, the costs of a hedging program outweigh any benefit of greater predictability in the Company's U.S. dollar denominated profits. However, as True North continues to extend the depth and breadth of its foreign operations, management will from time to time reconsider the issue of whether a foreign currency hedging program would be beneficial to its operations.

Year 2000 Testing and Remediation-During 1999, True North completed its ongoing efforts to address the issues created by the Year 2000 compliance issue. To date, True North has not experienced any disruption of business operations with respect to the commencement of 2000.

During the period 1997-1999, True North's capital spending to replace non-compliant hardware and software was approximately $5.7 million and approximately $5.0 million was expensed to operations as incurred.

Five-Year Selected Financial Data:

Selected historical financial data (in millions, except per share amounts) are as follows:

==========================================================================================
                                       1999        1998       1997       1996      1995
==========================================================================================
Year Ended December 31,
  Revenues                          $1,439.4    $1,274.3   $1,240.0   $1,012.9   $  867.6
  Net income (loss)                     38.8        27.3      (49.9)      38.0       29.1
  Net income (loss) per share
     Basic                              0.82        0.60      (1.14)      0.89       0.69
     Diluted                            0.81        0.57      (1.14)      0.86       0.67
  Dividends per share                   0.60        0.60       0.60       0.60       0.60
------------------------------------------------------------------------------------------
At December 31,
  Working capital                     (147.8)     (166.1)    (234.4)    (106.2)     (87.6)
  Total assets                       2,005.3     1,789.1    1,682.6    1,624.5    1,277.7
  Long-term debt
     (includes current portion)         45.6        58.7       50.3       72.0       48.9
  Total liabilities                  1,638.9     1,485.5    1,413.4    1,319.5    1,003.7
  Stockholders' equity                 366.4       303.6      269.2      305.0      274.0
  Book value per share                  7.50        6.57       5.96       7.13       6.42
==========================================================================================

24  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                       Consolidated Statements of Income


(In 000's, except per share amounts)
===============================================================================
Year ended December 31,               1999            1998            1997
===============================================================================
Commissions and Fees                $1,439,414      $1,274,284      $1,240,021
-------------------------------------------------------------------------------
Operating Expenses:
  Salaries and benefits                871,433         806,602         766,687
  Office and general                   409,238         354,345         428,710
  Restructuring and other
   charges                              76,400           3,278          80,946
-------------------------------------------------------------------------------
     Total operating
      expenses                       1,357,071       1,164,225       1,276,343
-------------------------------------------------------------------------------
Operating Income (Loss)                 82,343         110,059         (36,322)
-------------------------------------------------------------------------------
Other Income (Expense):
  Interest income                        7,300           6,118           7,810
  Interest expense                     (18,128)        (22,242)        (20,178)
  Loss on involuntary
   conversion of affiliate
   investment                              --          (30,532)             --
  Gains on sales of marketable
   securities and other                 11,172          17,532           2,690
-------------------------------------------------------------------------------
     Total other income
      (expense)                            344         (29,124)         (9,678)
-------------------------------------------------------------------------------
Income (Loss) Before
 Taxes, Minority Interest
 and Equity Income                      82,687          80,935         (46,000)
  Provision for income
   taxes                                42,206          56,788          11,230
-------------------------------------------------------------------------------
Income (Loss) Before
 Minority Interest and
 Equity Income                          40,481          24,147         (57,230)
  Minority interest expense             (4,161)         (4,044)         (2,385)
  Equity in earnings of
   affiliated companies                  2,470           7,158           9,673
-------------------------------------------------------------------------------
Net Income (Loss)                   $   38,790      $   27,261      $  (49,942)
===============================================================================
Per Share Information:
  Basic earnings (loss)
   per share                             $0.82           $0.60          $(1.14)
  Diluted earnings (loss)
   per share                             $0.81           $0.57           (1.14)
  Average common shares
   outstanding                          47,346          45,748          43,832
  Average common stock
   outstanding-assuming
   dilution                             48,142          47,595          43,832
  Cash dividends per
   common share                          $0.60           $0.60           $0.60
===============================================================================

See accompanying notes to consolidated financial statements.



                        TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT     25

                          Consolidated Balance Sheets

(In 000's)
===============================================================================
At December 31,                                          1999          1998
===============================================================================
ASSETS
Current Assets:
  Cash and cash equivalents                          $  118,265    $   88,685
  Short-term investments                                 16,858            --
  Marketable securities                                   2,076       143,863
  Accounts receivable, net of allowance
   for doubtful accounts of $15,292 in 1999
    and $12,742 in 1998                               1,020,701       873,675
  Expenditures billable to clients                       69,512        56,034
  Other current assets                                   19,529        20,139
-------------------------------------------------------------------------------
     Total current assets                             1,246,941     1,182,396
-------------------------------------------------------------------------------
Property and Equipment:
  Land and buildings                                      1,009         1,072
  Leasehold improvements                                 90,132        79,209
  Furniture and equipment                               246,635       226,836
-------------------------------------------------------------------------------
                                                        337,776       307,117
  Less-Accumulated depreciation and amortization       (180,977)     (177,302)
-------------------------------------------------------------------------------
     Total property and equipment                       156,799       129,815
-------------------------------------------------------------------------------
Other Assets:
  Goodwill, net of accumulated amortization
   of $82,410 in 1999 and $65,814 in 1998               487,787       413,395
  Investment in affiliated companies                     32,871        22,335
  Other assets                                           80,882        41,137
-------------------------------------------------------------------------------
     Total other assets                                 601,540       476,867
-------------------------------------------------------------------------------
       Total assets                                  $2,005,280    $1,789,078
===============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                   $1,034,980    $1,016,919
  Short-term bank borrowings                            117,847       115,452
  Income taxes payable                                   22,642        23,467
  Current portion of long-term debt                       9,036        43,353
  Accrued expenses                                      210,283       149,297
-------------------------------------------------------------------------------
     Total current liabilities                        1,394,788     1,348,488
-------------------------------------------------------------------------------
Noncurrent Liabilities:
  Long-term debt                                         36,632        15,300
  Liability for deferred compensation                    67,723        69,193
  Other noncurrent liabilities                          139,761        52,491
-------------------------------------------------------------------------------
     Total noncurrent liabilities                       244,116       136,984
-------------------------------------------------------------------------------
Stockholders' Equity:
  Preferred stock, $1.00 par value,
   authorized 100 shares, none issued                        --            --
  Common stock, 33-1/3c par value,
   authorized 90,000 shares, 48,881 issued
     in 1999 and 45,238 in 1998                          16,295        15,479
  Paid-in capital                                       293,435       231,899
  Retained earnings                                      80,615        70,496
  Unrealized gain on marketable securities                1,179         5,102
  Cumulative translation adjustment                     (22,304)      (14,220)
  Less-Treasury stock, at cost: 24 in 1999;
   217 in 1998                                             (983)       (5,150)
  Less-Deferred compensation                             (1,861)           --
-------------------------------------------------------------------------------
     Total stockholders' equity                         366,376       303,606
-------------------------------------------------------------------------------
     Total liabilities and stockholders' equity      $2,005,280    $1,789,078
===============================================================================

See accompanying notes to consolidated financial statements.

TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                     Consolidated Statements of Cash Flows


(In 000's)
============================================================================================================
Year ended December 31,                                                    1999        1998        1997
============================================================================================================
Cash flows provided by operating activities:
  Net income (loss)                                                     $  38,790   $  27,261   $ (49,942)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Restructuring and other charges, net of tax                           50,200          --      80,946
     Involuntary conversion of Publicis investment                             --      30,532          --
     Depreciation and amortization                                         56,342      45,545      47,884
     Provision for doubtful accounts                                        7,511       3,684      14,594
     Provision for deferred compensation                                    8,515       9,906         633
     Equity in earnings of affiliated companies                            (2,470)     (7,158)     (9,673)
     Dividends received from affiliated companies                           1,011         328       2,872
     Other non-cash charges                                                (5,251)    (17,093)        175
     Changes in assets and liabilities, net of acquisitions:
       Accounts receivable                                               (115,484)    (65,058)     19,409
       Other current assets                                               (13,728)      7,072         526
       Accounts payable                                                   (14,177)     61,816      28,096
       Accrued expenses                                                    10,582     (41,698)     14,915
       Deferred income taxes                                                2,281      16,253      (3,796)
------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                        24,122      71,390     146,639
------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities:
  Purchases of property and equipment                                     (63,056)    (41,261)    (42,935)
  Acquisitions and investments in businesses                              (82,372)    (83,508)    (81,724)
  Purchases of short-term investments                                     (16,858)         --          --
  Proceeds from sales of marketable securities                            147,313      16,893          --
  Other transactions                                                        1,163      (3,092)         --
------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                           (13,810)   (110,968)   (124,659)
------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) financing activities:
  Increase (decrease) in short-term bank borrowings                         2,395      22,690     (13,347)
  Proceeds from issuance of common stock                                   31,862      15,893      19,202
  Proceeds from issuance of long-term debt                                 28,022      28,780       4,425
  Payments of long-term debt                                              (41,005)    (14,281)    (29,763)
  Proceeds from initial public offering of subsidiary                      42,048          --          --
  Cash dividends paid                                                     (28,671)    (26,771)    (15,050)
  Payments for purchases of common stock                                  (12,888)     (7,158)     (7,115)
------------------------------------------------------------------------------------------------------------
          Net cash provided by (used for) financing activities             21,763      19,153     (41,648)
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    (2,495)       (175)     (1,416)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                            29,580     (20,600)    (21,084)
Cash, and cash equivalents, at beginning of year                           88,685     109,285     130,369
------------------------------------------------------------------------------------------------------------
Cash, and cash equivalents, at end of year                              $ 118,265   $  88,685   $ 109,285
============================================================================================================

Supplemental cash flow information:
  Cash paid during the year for:
     Interest                                                               $15.0       $17.4       $18.3
     Taxes                                                                  $53.2       $31.5       $40.3
============================================================================================================

See accompanying notes to consolidated financial statements.

                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  27

                Consolidated Statements of Stockholders' Equity



(In 000's)
===================================================================================================================================
                                                                                                        Unrealized
                                                                                          Cumulative     Gain On         Total
                               Common     Paid-in    Retained    Treasury     Deferred     Translation   Marketable   Stockholders'
                               Stock      Capital    Earnings     Stock     Compensation   Adjustment    Securities      Equity
===================================================================================================================================
Balance at December 31,
 1996,
  as previously reported      $13,932    $167,797   $ 134,047   $ (4,553)      $   (750)     $ (6,822)     $    --       $ 303,651
 Acquisition of pooled
  entity                          400       3,575         951         --             --            --           --           4,926
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1996, as restated             14,332     171,372     134,998     (4,553)          (750)       (6,822)          --         308,577
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income:
  Net income                       --          --     (49,942)        --             --            --           --         (49,942)
  Currency translation             --          --          --         --             --        (7,799)          --          (7,799)
  Unrealized gain on
   marketable securities           --          --          --         --             --            --           --              --
                                                                                                                         ----------
   Total comprehensive
    income                                                                                                                 (57,741)
 Dividends                         --          --     (15,050)        --             --            --           --         (15,050)
 Common stock issuances           888      39,803          --      2,895             --            --           --          43,586
 Common stock purchases           (88)     (3,530)         --     (3,497)            --            --           --          (7,115)
 Other                             --          --          --         --            600            --           --             600
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1997                          15,132     207,645      70,006     (5,155)          (150)      (14,621)          --         272,857
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income:
  Net income                       --          --      27,261         --             --            --           --          27,261
  Currency translation             --          --          --         --             --           401           --             401
  Unrealized gain on
   marketable securities           --          --          --         --             --            --        5,102           5,102
                                                                                                                       ------------
   Total comprehensive
    income                                                                                                                  32,764
 Dividends                         --          --     (26,771)        --             --            --           --         (26,771)
 Common stock issuances           347      24,254          --      7,163             --            --           --          31,764
 Common stock purchases            --          --          --     (7,158)            --            --           --          (7,158)
 Other                             --          --          --         --            150            --           --             150
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1998                          15,479     231,899      70,496     (5,150)            --       (14,220)       5,102         303,606
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income:
  Net income                       --          --      38,790         --             --            --           --          38,790
  Currency translation             --          --          --         --             --        (8,084)          --          (8,084)
  Unrealized gain on
   marketable securities           --          --          --         --             --            --       (3,923)         (3,923)
                                                                                                                         ----------
   Total comprehensive
    income                                                                                                                  26,783
 Dividends                         --          --     (28,671)        --             --            --           --         (28,671)
 Common stock issuances           816      58,898          --     17,055             --            --           --          76,769
 Common stock purchases            --          --          --    (12,888)            --            --           --         (12,888)
 Gain on issuance of
  subsidiary stock                 --       2,638          --         --             --            --           --           2,638
 Other                             --          --          --         --         (1,861)           --           --          (1,861)
===================================================================================================================================
Balance at December 31,
 1999                         $16,295    $293,435   $  80,615   $   (983)      $ (1,861)     $(22,304)     $ 1,179       $ 366,376
===================================================================================================================================

See accompanying notes to consolidated financial statements.

28  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                   Notes to Consolidated Financial Statements


1. Summary of Significant
Accounting Policies

Nature of Operations-True North is a global advertising and communications holding company. It has three major advertising agencies: FCB Worldwide L.L.C., a top-ten global agency and the largest agency brand in the U.S.; and two national agencies, Bozell Group, Inc., and Temerlin McClain LP. In addition, True North Diversified Companies L.L.C. group is composed of leading communications services brands, including BSMG Worldwide, Inc. (public relations); Marketing Drive Worldwide, Inc. (global marketing services); R/GA Media Group, Inc. (interactive design and development); Tierney & Partners, Inc. (advertising and public relations); TN Media, Inc. (media placement); and New America Strategies Group, L.L.C. (multicultural marketing).

Principles of Consolidation-The consolidated financial statements include the accounts of True North and its wholly owned and majority-owned subsidiaries. True North uses the equity method of accounting to record its investments in 20% to 49% owned affiliated companies.

In February 1999, True North completed its acquisition of The Financial Relations Board, Inc. (FRB), a Chicago-based investor relations firm. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated for all periods prior to the acquisition.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition-Commissions and fees for advertising services are generally recognized when media placements appear and production costs are billable. Fees for public relations, sales promotion and other services are generally recognized when the services are provided.

Cash Equivalents and Investments-Cash equivalents are highly liquid investments, including certificates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase and are stated at estimated fair value or cost. Short-term investments are similar investments with maturities of more than three months but less than one year from the date of purchase.

True North has classified all its marketable equity securities as available for sale; they are carried at fair value with unrealized gains and losses reported as a separate component of comprehensive income.

Foreign Currency Translation-The financial statements of True North's foreign operations, where the local currency is the functional currency, are translated into U.S. dollars at the exchange rates in effect at each year-end for assets and liabilities and average exchange rates during the year for the results of operations. The related unrealized gains or losses resulting from translation are reported as a separate component of comprehensive income.

Property and Depreciation-The cost of property and equipment is depreciated generally using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and amortized over the shorter of the life of the asset or the lease term.

Intangible Assets-Intangible assets resulting from acquisitions, principally goodwill, are amortized using the straight-line method over periods not exceeding 40 years. Amortization of intangible assets included in operating expenses amounted to $16.6 million, $14.4 million, and $14.5 million for the years ended December 31, 1999, 1998, and 1997, respectively.

True North periodically evaluates the carrying value of its intangible assets by projecting operating results over the remaining lives of such assets on an undiscounted basis. Such projections take into account past financial performance as well as management's estimate of future operating results.

Income Taxes-Effective January 1, 1992, True North adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method whereby deferred income taxes reflect the net tax effects of temporary differences between the tax bases and financial reporting bases of assets and liabilities.



                      TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT       29

                   Notes to Consolidated Financial Statements



Income taxes are generally not provided on undistributed earnings of foreign subsidiaries because these earnings are considered to be permanently invested or will not be repatriated unless any additional federal income taxes would be substantially offset by foreign tax credits.

Fair Value of Financial Instruments-The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, short-term bank borrowings, and accrued expenses approximate fair value because of the short maturity of those instruments. As of December 31, 1999, True North estimates that the fair value of its long-term debt is not materially different from its financial statement carrying value. The fair value of long-term debt was estimated using quoted market prices or discounted future cash flows.

In 1993, True North entered into an interest rate swap contract with a bank, which became effective in June 1994. Under this arrangement, True North received LIBOR and pays a fixed interest rate of 6.1% on a notional amount of $25.0 million in borrowings during the period from June 1994 to June 1999.

Earnings Per Share-Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are also computed using the weighted average number of common shares outstanding during the year but include the potential issuance of shares under True North's stock option plans. The share numbers used in the calculations for the years ended December 31, 1999, 1998, and 1997, were as follows (in millions):

=========================================================
                             1999    1998       1997
=========================================================
     Basic                   47.3    45.7       43.8
---------------------------------------------------------
     Diluted                 48.1    47.6       43.8
=========================================================

Derivative Instruments-In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 was to be effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 by one year. Management currently believes that the implementation of SFAS No. 133 will not have a material impact on True North's results of operations or financial condition.

Presentation-Unless otherwise indicated, all amounts are stated in millions of U.S. dollars. Certain prior-period amounts have been reclassified to conform with the current year presentation.

2. Acquisitions

In February 1999, True North issued approximately 1.2 million shares of its common stock for all the outstanding capital stock of FRB, a Chicago-based investor relations firm. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated for all periods prior to the acquisition.

The following summarizes the separate results of True North and FRB prior to the restatement (in millions):

======================================================
                       True North    FRB    Combined
======================================================
Year Ended
December 31, 1998
  Revenues               $1,242.3   $32.0   $1,274.3
  Net income (loss)          36.1    (8.8)      27.3
------------------------------------------------------
Year Ended
December 31, 1997
  Revenues               $1,204.9   $35.1   $1,240.0
  Net income (loss)         (50.0)    0.1      (49.9)
======================================================

Included in the 1998 results of FRB are approximately $7.5 million of merger-related costs and other expense adjustments, consisting primarily of employee compensation-related expenses and pension costs.

Prior to the merger, FRB operated as an S Corporation; therefore, their results do not reflect corporate income taxes. Pro forma net income for FRB, assuming income taxes were charged (or credited) to operations, would be $(4.8 million) and $.01 million for the years ended December 31, 1998 and 1997, respectively.


30  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                   Notes to Consolidated Financial Statements



On December 30, 1997, True North consummated its acquisition of Bozell, Jacobs, Kenyon & Eckhardt, Inc. (BJK&E) by issuing approximately 18.6 million shares of its common stock in exchange for all outstanding common stock of BJK&E. True North also assumed and exchanged all outstanding BJK&E stock options into options to purchase shares of True North's common stock. The transaction was accounted for as a pooling of interests.

The cost of business acquired by True North in transactions accounted for as purchases aggregated $61.6 million in 1999, including 0.5 million shares of common stock and treasury stock, and $48.8 million in 1998, including 0.5 million shares of common stock and treasury stock. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $59.3 million and $48.2 million, respectively, and is being amortized over periods not exceeding 40 years.

3. Restructuring and Other Charges

In September 1999, management of True North committed to a formal plan to restructure its operations and recorded a $76.4 million pre-tax charge ($50.2 million after-tax, or $1.04 per diluted share) in the third quarter of 1999. The charge covers primarily severance, lease termination and other exit costs in connection with the combination and integration of True North's two independent worldwide advertising agency networks. Bozell Worldwide's international operations, along with Bozell Detroit and Bozell Costa Mesa, were merged with FCB Worldwide and now operate under the FCB Worldwide name. The restructuring initiatives also include the sale or closing of certain underperforming business units.

A summary of components of the 1999 restructuring charge is as follows (in millions):

================================================================================================
                                                 Severance       Lease
                                                    and       Termination
                                                Termination    and Other    Impairment
                                                  Benefits     Exit Costs       Loss      Total
------------------------------------------------------------------------------------------------
Restructuring reserve, beginning of period          $41.4         $24.2       $ 10.8     $ 76.4
  Write-down of impaired assets                        --           (.9)       (10.8)     (11.7)
  1999 cash payments                                 (9.7)         (3.2)          --      (12.9)
------------------------------------------------------------------------------------------------
Balance, December 31, 1999                          $31.7         $20.1           --     $ 51.8
================================================================================================

The involuntary severance and termination benefits portion of the charge amounts to $41.4 million and reflects the elimination of approximately 640 positions worldwide, primarily in international locations. The employee groups affected include executive and regional management and administrative personnel. As of December 31, 1999, approximately 400 positions were eliminated and True North anticipates that the severance actions will be completed during 2000.

The charge of $24.2 million associated with lease terminations and other exit costs represents primarily the closure, abandonment and downsizing of office space globally, including approximately 30 international locations. The costs include $13.5 million of remaining lease obligations net of estimated sublease income, as well as $5.9 million of impairment charges pertaining to leasehold improvements and fixed assets that will no longer be used in the combined operation. As of December 31, 1999, approximately 15 facilities were abandoned or downsized. The remaining actions are expected to be completed by mid-to-late 2000, with the cash portion of the charge to be paid out over the remaining lease periods, which range from one to five years.

The impairment loss on the sale or closing of certain business units amounts to $10.8 million and results from the decision to sell two business units, one in the U.S. and one in the United Kingdom, and to close four other business units and joint ventures, including the R/GA Digital Studios, which specialized in digital production for advertising and film companies. The impairment loss was computed based upon the difference between the estimated sales proceeds (if any) and the carrying value of the related assets and investments and primarily represents the impairment of goodwill associated with such units. These sales or closures are expected to be completed by mid 2000.

                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  31

                   Notes to Consolidated Financial Statements



As a result of its acquisition of BJK&E in the fourth quarter of 1997 (see Note
2), True North recorded a pre-tax charge of $80.9 million related to merger-related costs and the impact of restructuring the combined operations. The 1997 restructuring initiative, which was completed in the fourth quarter of 1998, involved the closure and/or merger of both U.S. and international offices in True North's agency networks.

These restructuring activities resulted in the identification of leased facilities that True North no longer required for its operations. As a result, in the fourth quarter of 1997 True North recorded its best estimate of the net costs of these subleases ($11.1 million) as an element of the restructuring charge. During 1998, True North completed actions to sublet these leased facilities. Certain of these facilities were subleased at terms more favorable to True North than originally estimated in 1997. As a result, in the fourth quarter of 1998 True North reversed $0.8 million in excess lease reserves into pre-tax income.

These restructuring activities included plans for the elimination of 604 positions within True North. During 1997 and 1998, 589 employees were terminated in accordance with the plans. The remaining positions were eliminated without incurring severance costs due to normal employee turnover. As a result, True North reversed $0.2 million in excess severance reserve into pre-tax income in the fourth quarter of 1998.

The write-down of long-lived assets primarily represents goodwill associated with offices that were closed or were sold as a part of the restructuring plans. In the case of offices sold, True North computed the goodwill write-off as the difference between the fair value of the related business and its net tangible and intangible assets. These sales were completed in 1998.

During the third quarter of 1998, True North reorganized its Poppe Tyson subsidiary prior to its merger with Modem Media into Modem Media.Poppe Tyson, Inc. The impact of the reorganization was a charge of $4.3 million. These costs included severance, the write-down of computer equipment that was not being used in the ongoing operations to net realizable value, and the costs to buy out minority shareholders.

4. Marketable Securities

True North's marketable securities consisted of (in millions):

==========================================
December 31,           1999        1998
==========================================
  Publicis S.A.        $  --      $140.9
  DoubleClick, Inc.      2.1         3.0
------------------------------------------
   Total               $ 2.1      $143.9
==========================================


True North has designated its investments in the above securities as available for sale, and the investments are carried at fair value, with any unrealized gains or losses, net of tax, reported as a separate component of comprehensive income.

On June 14, 1999, True North sold its entire investment in Publicis S.A. for net cash proceeds of $135.3 and realized a pre-tax gain of $1.4 million ($0.8 million after taxes, or $0.02 per share).

5. Short-Term Bank Borrowings
and Long-Term Debt

Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities, lines of credit and multicurrency credit arrangements. Average aggregate short-term borrowings were $186.1 million in 1999 and $230.0 million in 1998, and the maximum amounts outstanding were $332.0 million in 1999 and $353.9 million in 1998. The weighted average interest rates for short-term borrowings were 5.5%, 6.1% and 6.5% in 1999, 1998 and 1997, respectively.

On May 29, 1998, True North entered into a Revolving Credit Agreement, totaling $250.0 million, with eight banks. This agreement has two parts: a $175.0 million five-year revolving-credit facility and a $75.0 million 364-day revolving-credit facility. True North may borrow under this agreement at a Eurodollar rate plus a spread, a base reference rate, or a competitive bid. In addition, True North is required to pay a facility fee ranging from 0.1% to 0.2%, depending upon True North's financial performance. While True North borrowed under the $175.0 million five-year revolving-credit facility during 1999, there was no outstanding balance as of December 31, 1999.

32  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                   Notes to Consolidated Financial Statements


On May 27, 1999, True North extended its 364-day credit agreement for up to $75.0 million of borrowings as part of its $250.0 million Revolving Credit Agreement. The terms of the extension include the payment of a commitment fee to the bank of 0.07% and the increase in the spread over the Euro currency rate of 0.25%. As of December 31, 1999, there was no outstanding balance under the 364-day credit agreement.

As of December 31, 1999 and 1998, long-term debt consisted of (in millions):

=====================================================
                                   1999        1998
=====================================================
Three-year term loan              $25.0      $ 25.0

Obligations under
 capitalized leases                 2.3         3.6

Demand notes payable                5.0        11.6

Three-year Deutsche
 Mark term loan                    10.4        12.9

Other notes and obligations         2.9         5.6
-----------------------------------------------------
                                   45.6        58.7
Less: current portion              (9.0)      (43.4)
-----------------------------------------------------
Total long-term debt              $36.6      $ 15.3
=====================================================

Scheduled maturities of long-term debt are $8.5 million, $9.2 million, $26.2 million, and $1.7 million in 2000, 2001, 2002, and 2003, respectively.

In May 1999, True North obtained two three-year term loans totaling $25.0 million, which refinanced similar loans expiring on May 24, 1999. A $15.0 million loan carries a fixed interest rate of 6.52%, and a $10.0 million loan carries a fixed rate of 6.785%.

The terms of the obligations under capitalized leases provide for payment of principal and interest (7.85% to 11.5%) in annual installments, with the final purchase payments of 10% or $1.0 million due on various dates through November 2000. The leases were for the acquisition of equipment.

The demand notes payable were issued during 1999 and 1998 to the former owners of foreign businesses that True North had acquired. These notes, which are payable on demand, have final maturity dates in 2009 and carry interest rates of 5.5% to 6%.

During 1998 True North entered into a three-year term loan with a bank totaling
21.5 million Deutsche Marks to finance an acquisition. The loan calls for six semi-annual payments through October 2001. The interest rate (which was approximately 5% in 1999) is set at market rates plus a spread.

In addition to these agreements, True North had available at various banks uncommitted lines of credit aggregating approximately $194.2 million as of December 31, 1999, of which $76.4 million was unused. These other lines of credit are subject to annual renewal and may be withdrawn at the option of the various banks. There are no commitment fees or compensating balance requirements under these arrangements. Interest rates are negotiated at the time of each borrowing.

The Revolving Credit Agreement and certain other debt agreements contain various restrictive covenants and conditions which include, but are not limited to, the following: True North must maintain a minimum net worth of $175.0 million, a debt leverage ratio of no greater than 3.5:1, and a fixed-charge coverage ratio of at least 1.5:1.

As of December 31, 1999, True North was in compliance with all covenants and conditions related to these agreements.

6. Contingencies

On December 2, 1997, Mazda Motor of America, Inc. (Mazda), a former client of the True North's subsidiary Foote, Cone & Belding Advertising, Inc. (FCB), initiated an arbitration against FCB before the American Arbitration Association in Los Angeles, California. Mazda seeks indemnity and reimbursement for liabilities it incurred or expects to incur in connection with automobile lease advertising that aired in 1996 and 1997. Mazda is currently seeking from FCB approximately $9.0 million in damages, exclusive of interest, costs and attorney's fees, arising from (a) Mazda's settlement of false advertising claims asserted by the Federal Trade Commission (FTC), various state attorneys general, and a class of consumers and (b) Mazda's settlement on or about September 30, 1999, of claims asserted by the FTC and various state attorneys general, which alleged that Mazda violated the consent orders entered in the previous FTC and state attorney general actions. FCB intends to defend Mazda's claims vigorously. In addition, FCB has filed a counterclaim in the arbitration, seeking approximately $5.5 million in unpaid commissions for planning and placing advertising during the final months of FCB's relationship with Mazda.

On November 6, 1998, Publicis S.A. announced its intention to convert True North's 26.5% investment in Publicis Communication to approximately 0.8 million of its publicly traded shares. Despite True North's objections, this transaction was approved by the shareholders of Publicis S.A. and



                      TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT       33

                   Notes to Consolidated Financial Statements


Publicis Communication in special shareholders' meetings held in December 1998 and closed shortly thereafter. As a result, True North owned approximately 8.8% of Publicis S.A., which was recorded as an "available-for-sale security" in marketable securities.

The book value of True North's 26.5% investment in Publicis Communication at the date of conversion was $164.5 million. The fair value of the Publicis S.A. shares (based on a December 14, 1998, closing price of $169.15 per share) was $134.0 million. Accordingly, True North recorded a pre-tax loss of $30.5 million in the fourth quarter of 1998 as a result of the involuntary conversion of its investment in Publicis Communication to shares of Publicis S.A. In addition, True North recorded a deferred tax obligation of approximately $3.2 million upon the exchange. As a result, the after-tax impact of this transaction was a loss of approximately $33.7 million.

As described in Note 4, on June 14, 1999, True North sold its entire investment in Publicis S.A.

On May 5, 1998, Publicis S.A., a greater than 5% shareholder, and Publicis Communication (together, Publicis), filed counterclaims in international arbitration proceedings which had been instituted by True North with the London Court of International Arbitration. Publicis sought damages in the amount of 382 million French Francs (approximately $62 million) for, among other things, the alleged breaches of the May 1997 Separation Agreement between the parties and other actions which Publicis alleged created liabilities associated with the arbitration proceedings. The counterclaims followed True North's direct claims against Publicis in the amount of $106 million for alleged breaches by Publicis of its obligations under the Separation Agreement and for additional compensation for its investment in Publicis Communication. The alleged breaches related principally to the merger of Publicis S.A. and Publicis Communication. The parties also submitted claims for their respective attorney's fees and expenses. True North and Publicis appeared before the arbitration tribunal from September 27 through October 10, 1999 and presented evidence with regard to their respective claims.

On February 15, 2000, the arbitration tribunal issued its decision, which ruled that Publicis' conduct in connection with the Publicis Communication merger constituted a breach of Publicis' obligations to True North under the Separation Agreement. No damages were awarded. In addition, the tribunal ordered Publicis to provide True North with tax and financial information it had withheld, also in breach of the Separation Agreement. The arbitration tribunal rejected Publicis' claims against True North for alleged breaches of the Separation Agreement and other actions which Publicis alleged created liabilities associated with the arbitration proceeding and therefore did not award any damages for such claims to Publicis. The tribunal ordered Publicis and True North to each pay coordination fees to the other, resulting in a net payable by True North to Publicis of approximately $0.9 million. The arbitration tribunal also ordered the parties to share the costs of the arbitration and to each pay their respective attorney's fees and expenses. True North has provided for these costs in its 1999 financial results.

True North is a party to several other lawsuits incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of True North with respect to litigation matters; however, management believes that any ultimate liability will not be material in relation to True North's consolidated results of operations or financial position.

7. Subsidiary Initial Public Offering

Effective February 10, 1999, a majority-owned subsidiary of True North, Modem Media.Poppe Tyson, Inc. (MMPT), completed an initial public offering of its common stock. The number of shares issued was 3.0 million, at a price of $16 per share, with net proceeds totaling $42.0 million. As a result of the IPO, True North owned approximately 48% of MMPT, down from its previous 70% ownership, and controlled approximately 80% of the related stockholder votes. MMPT will use the proceeds from the IPO for working capital, capital expenditures, and acquisitions.

As a result of this transaction, True North recorded a $2.6 million gain, net of $2.0 million of deferred income taxes, as a credit to stockholders' equity.

In May 1999, True North and MMPT entered into a Stockholders' Agreement which stipulated, among other things, that upon the earlier of (i) the date True North and its affiliates no longer own at least 35% of the outstanding capital stock of MMPT and (ii) June 30, 2000, True North agrees that it and its affiliates will convert all of their shares

34  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                  Notes to Consolidated Financial Statements


of Class B common stock of MMPT into shares of Class A common stock of MMPT and thereby be entitled to only one vote per share versus the five votes per share of Class B common stock.

In August 1999, True North and MMPT entered into a Registration Rights Agreement that contains provisions granting the holders of Class B common stock the right to participate in any underwritten public offering that MMPT may initiate, subject to certain limitations. In addition, the agreement also provides the holders of Class B common stock the right to initiate the registration of their securities, subject to certain timing and other limitations.

In March 2000, MMPT announced that it had filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of
4.5 million shares of its common stock.

As part of the proposed public offering of 4.5 million shares, True North is offering to sell 2.5 million shares, a stake which represents about 12% of MMPT. As of March 1, 2000, True North holds approximately 46% of Modem, or 11.1 million shares. Assuming the proposed offering is completed, True North's remaining Class B shares will convert to Class A shares and True North will own approximately 34% of MMPT. Accordingly, True North will account for its investment in Modem Media under the equity method of accounting.

True North will explore a number of opportunities for reinvestment of its proceeds from the proposed sale, including the repurchase of True North common stock and further investments in its portfolio of digital brands.

8. Stock-Based Compensation Plans
True North has established various stock option plans for directors, officers and other key employees. These plans provide for the issuance of options to purchase common shares at fair market value on the date of grant. Options vest generally over three or five years and expire after ten years. As of December 31, 1999, a total of 3.3 million shares had been reserved for future stock option grants under these plans.

True North accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under these plans been determined consistent with the election under FASB Statement No. 123, True North's net income and earnings per share would have been reduced to the following pro forma amounts (in millions):

----------------------------------------------------
                          1999      1998       1997
----------------------------------------------------
Net income (loss):
  As reported            $38.8     $27.3     $(49.9)
  Pro forma               32.3      22.7      (51.3)
----------------------------------------------------
Basic EPS:
  As reported             0.82      0.60      (1.14)
  Pro forma               0.68      0.50      (1.17)
----------------------------------------------------
Diluted EPS:
  As reported             0.81      0.57      (1.14)
  Pro forma               0.67      0.48      (1.17)
----------------------------------------------------

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of True North's stock option plans as of December 31, 1999, 1998 and 1997, and changes made during the years then ended is presented in the following table and narrative (shares in thousands):

------------------------------------------------------------------------------------------------------------------------------
                                                            1999                      1998                      1997
------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted                  Weighted                   Weighted
                                                                 Average                   Average                    Average
                                                                 Exercise                  Exercise                   Exercise
                                                    Shares        Price       Shares        Price       Shares        Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                    6,926.2       $20.47     4,334.9        $15.08      4,767.9        $11.71
Granted                                             1,781.6        24.62     3,180.0         26.93        812.0         20.49
Exercised                                          (1,743.8)       18.43      (472.9)        14.41     (1,036.0)         2.76
Forfeited                                            (790.2)       23.04      (115.8)        21.65       (209.0)        20.15
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                          6,173.8       $21.92     6,926.2        $20.47      4,334.9        $15.08
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                          3,238.5       $19.65     2,835.5        $13.77      2,653.9        $12.13
------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of options granted                    $ 8.86                    $ 9.92                     $ 6.63
------------------------------------------------------------------------------------------------------------------------------

                         TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT    35

                  Notes to Consolidated Financial Statements



Of the 6,173.8 options outstanding as of December 31, 1999, 870.0 have exercise prices between $3.78 and $13.81, with a weighted average exercise price of $5.31 and a weighted average remaining contract life of 3.22 years; all these options are exercisable. 5,172.8 options have exercise prices between $15.50 and $28.88, with a weighted average price of $24.49 and a weighted average remaining contract life of 8.01 years; 2,353.5 of these options are exercisable. The remaining 131.0 options have exercise prices between $30.75 and $42.88, with a weighted average exercise price of $33.66 and a weighted average contract life of 9.52 years; 15.0 of these options are exercisable.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.39%, 5.92%, and 6.01%; expected dividend yields of 2.46%, 2.21%, and 2.93%; expected life of 10 years; and expected volatility of 29.7%, 27.1%, and 26.5%.

Effective in 1998, True North initiated a Restricted Stock Program for certain key employees whereby participants of the program can elect or are required to exchange 30% of their executive cash incentive compensation for 115% of such cash compensation payable in restricted stock of True North. One-third of the shares vest immediately and the remaining shares vest equally over the next two years.

For the year ended December 31, 1999, 0.2 million shares of restricted stock were issued. The shares issued under this plan were recorded at their market value on date of grant with a corresponding charge to stockholder's equity for the unearned portion. The unearned portion is being amortized as compensation expense on a straight-line basis over the vesting period.

9. Shareholders' Rights Plan
True North has a Shareholders' Rights Plan that is designed to protect shareholders from unfair or coercive takeover practices. Under this plan, one preferred stock purchase right exists for each outstanding share of common stock. The rights, which expire in November 2008, are exercisable only if a person or group (excluding True North) acquires 15% (22% in the case of Publicis Communication and its affiliates) or more of True North's common stock or announces a tender offer which would result in ownership of 15% or more of True North's common stock. Each right entitles the holder to purchase 1/2000 of a share of Series B Junior Participating Preferred Stock ("preferred stock") of True North at a purchase price of $100.00, subject to adjustment under certain conditions. As of December 31, 1999, 45,000 shares of True North's unissued preferred stock were reserved for issuance upon exercise of these rights.

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

10. Segment Reporting
True North has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." True North's businesses provide advertising and related communications services to clients throughout the world on a collaborative basis. One or more of True North's agency networks may service a particular client's needs, and a significant percentage of costs incurred by the agencies are attributable to other business units, particularly media placement. Financial resources are allocated based upon need rather than financial performance of a particular agency brand, and the businesses share similar economic characteristics. As a result, True North operates in one business segment.


36    TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                  Notes to Consolidated Financial Statements


Information about True North's operations in different geographic areas for 1999, 1998 and 1997 is as follows (in millions):

--------------------------------------------------------
                        1999         1998         1997
--------------------------------------------------------
Revenues:
  U.S.                $1,064.0     $  931.6     $  933.5
  International          375.4        342.7        306.5
--------------------------------------------------------
                      $1,439.4     $1,274.3     $1,240.0
--------------------------------------------------------
Long-lived
Assets:
  U.S.                $  395.3     $  282.9     $  237.2
  International          282.2        282.6        391.4
--------------------------------------------------------
                      $  677.5     $  565.5     $  628.6
--------------------------------------------------------


11. Retirement and Other
Employee Benefit Plans

True North and participating U.S. subsidiaries have a 401(k) and profit sharing plan covering certain eligible employees. The plan allows participants to make pre-tax contributions and True North matches up to 3-1/3% of the employee's covered compensation, subject to the limits deductible under the Internal Revenue Code. The profit sharing portion of the plan is discretionary and noncontributory. The combined 401(k) and profit sharing plan expenses were $15.4 million in 1999, $15.6 million in 1998, and $15.3 million in 1997.

Prior to 1998, True North provided supplemental retirement benefits to employees of certain of its U.S. subsidiaries through a supplemental pension plan. The plan was terminated in early 1998 through the purchase of annuity contracts for individuals with vested benefits. Plan assets at the date of termination were sufficient to cover the costs of these annuities. As a result, True North reversed $0.9 million of accrued pension costs into 1998 earnings in connection with the termination of this plan. Pension plan expense for 1997 was $0.2 million.

True North has entered into agreements whereby certain employee directors and other employees are or will be eligible for part-time employment and/or deferred compensation upon retirement from full-time employment. The provisions for these agreements, which are charged to income over the employment period of these individuals, were $13.3 million in 1999, $12.9 million in 1998, and $17.1 million in 1997.

True North provides limited postretirement medical and life insurance benefits to employees who retire with at least ten years of service prior to age 65. Prior to January 1, 1993, True North accounted for such benefits on the cash basis. In 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on a prospective basis. Under this method, True North is amortizing the actuarial present value of the accumulated postretirement benefit obligation as of January 1, 1993, over a twenty-year period. In addition, True North provides for current-year service costs, interest costs and actuarially determined plan gains and losses.

The components of expense for these postretirement benefits for 1999, 1998, and 1997 are as follows (in millions):

-------------------------------------------------------------
                                     1999      1998      1997
-------------------------------------------------------------
Service cost-benefits
  earned during the year            $ 0.6     $ 0.6     $ 0.4
Interest cost on accumulated
  postretirement benefit
  obligation                          0.6       0.6       0.5
Net amortization and
  deferral                            0.2       0.3       0.2
-------------------------------------------------------------
                                    $ 1.4     $ 1.5     $ 1.1
-------------------------------------------------------------

The following table sets forth the funded status and amounts recognized for True North's postretirement benefit plans in its consolidated balance sheet as of December 31, 1999 and 1998 (in millions):

--------------------------------------------------------------
                                              1999        1998
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation
    Retirees                                 $ 3.0      $  3.6
    Fully eligible active participants         1.0         1.5
    Other active plan participants             3.0         5.2
--------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                           7.0        10.3
Plan assets at fair value                       --          --
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation in excess
  of plan assets                               7.0        10.3
Unrecognized net transition
  obligation                                  (2.0)       (5.4)
Unrecognized prior service costs                --        (0.1)
Unrecognized net gain                          1.2         0.5
--------------------------------------------------------------
Accrued postretirement benefit cost          $ 6.2      $  5.3
--------------------------------------------------------------


                         TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT    37

                  Notes to Consolidated Financial Statements



Discount rates of 6.8%, 7.3%, and 7.3% were used in 1999, 1998 and 1997, respectively. The rates of increase in covered medical benefits used to determine accumulated postretirement benefits were 8% in 1999, 8.5% in 1998, and 8.7% in 1997. This rate is assumed to decrease by 0.5% per annum to 6% in 2003 and remain constant thereafter. The medical benefits cost trend rate assumption does not have a significant effect on the amounts reported. For example, a 1% change in the medical benefits cost trend rate would change the accumulated postretirement benefit obligation as of December 31, 1999, by $0.2 million and the 1999 cost by $0.1 million.

True North has a deferred compensation plan which permits certain of its key officers and employees to defer a portion of their salary and incentive compensation. True North has purchased whole life insurance policies on each participant's life to assist in the funding of the deferred compensation liability. As of December 31, 1999, the cash surrender value of these policies was $4.0 million. True North's obligation under the plan, including accumulated interest, was $8.6 million as of December 31, 1999, and is included in Other Noncurrent Liabilities in the Consolidated Balance Sheets.

12. Lease Obligations
True North leases substantially all of its office facilities under operating leases. Net rental expense on these leases was $84.3 million in 1999, $80.0 million in 1998 and $80.3 million in 1997, after deducting sublease income of $16.3 million, $19.0 million, and $20.0 million, respectively.

As of December 31, 1999, the future minimum rental obligations for these leases (net of sublease income of approximately $112.1 million) is as follows (in millions):

------------------------------------------------
Year                                      Amount
------------------------------------------------
2000                                      $ 75.3
------------------------------------------------
2001                                        68.4
------------------------------------------------
2002                                        59.6
------------------------------------------------
2003                                        55.5
------------------------------------------------
2004                                        57.1
------------------------------------------------
Thereafter                                 254.4
------------------------------------------------


13. Income Taxes
The components of income (loss) before income taxes are as follows (in millions):

-----------------------------------------------------
                          1999       1998        1997
-----------------------------------------------------
Domestic                 $82.2      $53.9      $(34.4)
Foreign                    0.5       27.0       (11.6)
-----------------------------------------------------
   Total                 $82.7      $80.9      $(46.0)
-----------------------------------------------------

The components of the provision for income taxes consist of the following (in millions):


-----------------------------------------------------
                          1999       1998        1997
-----------------------------------------------------
U.S. -current            $25.9      $17.5      $ 10.9
     -deferred             6.1       16.3        (5.3)
Foreign                    1.1       11.9         6.4
State                      9.1       11.1        (0.8)
-----------------------------------------------------
   Total                 $42.2      $56.8      $ 11.2
-----------------------------------------------------


Deferred and prepaid tax expense results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes.

Deferred tax benefits (liabilities) as of December 31, 1999 and 1998, are as follows (in millions):

-----------------------------------------------------------------
                                             1999            1998
-----------------------------------------------------------------
Restructuring charges                      $ 32.8          $   --
Deferred compensation                        17.6            26.8
Lease reserves                                7.6            10.5
Accrued revenues                             (5.4)           (4.5)
Unrealized gain on
   marketable securities                     (0.9)           (4.7)
Depreciation and amortization                (9.4)           (5.7)
Safe harbor leases                           (3.3)           (3.8)
Reserve for doubtful accounts                 1.4             3.5
Other, net                                    1.8            (3.8)
-----------------------------------------------------------------
   Total                                   $ 42.2          $ 18.3
-----------------------------------------------------------------


38    TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                   Notes to Consolidated Financial Statements


Net current deferred taxes as of December 31, 1999 and 1998, were $3.0 million and $1.7 million, respectively. Net noncurrent deferred taxes were $39.2 and $16.6 million, respectively. Valuation allowances have been provided for potentially unrealizable foreign tax loss carryforwards.

In the fourth quarter of 1997, True North established tax reserves of $7.0 million related to its plan to reorganize its foreign operations. As further described in Note 6, the 1998 effective tax rate was adversely impacted by the involuntary conversion of True North's equity investment in Publicis Communication. The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows (in millions):

==========================================================================
                                      1999            1998          1997
==========================================================================
At statutory rate                     35.0%           35.0%         35.0%
--------------------------------------------------------------------------
State taxes, net of federal
  tax benefit                          7.2             8.0           1.1
Higher (lower) aggregate
  effective tax rate on
  foreign operations                   1.1             2.8          (8.7)
Tax effect of nondeductible
  amortization                         6.0             5.2          (7.9)
Involuntary conversion of
  Publicis equity investment            --            14.1            --
Reorganization of foreign
  operations                            --              --         (15.2)
Intangible write-offs                  2.1              --         (13.9)
Nondeductible transaction
  expenses                              --              --         (11.3)
S Corporation losses not
  tax-benefited                         --             7.0            --
Other                                 (0.4)           (1.9)         (3.5)
--------------------------------------------------------------------------
  Total                               51.0%           70.2%        (24.4)%
==========================================================================

Federal income taxes have not been provided on undistributed earnings of foreign subsidiaries that aggregated approximately $41.3 million as of December 31, 1999, because such earnings are permanently invested or will not be repatriated unless any additional income taxes would be substantially offset by foreign tax credits. It is not practicable to determine the amount of unrecognized deferred income tax liabilities on these undistributed earnings.

14. Reserve for Bad Debts
An analysis of True North's reserve for bad debts is as follows (in millions):

=========================================================================================
                                                              Impact of
                Balance at    Provision for   Write-offs,      currency         Balance
Year ended     beginning of     doubtful        net of      translation and    at end of
December 31,       year         accounts      recoveries     acquisitions         year
=========================================================================================
1999              $12.7          $ 7.5          $ (5.3)           $0.4           $15.3
=========================================================================================
1998               11.5            3.7            (3.6)            1.1            12.7
-----------------------------------------------------------------------------------------
1997                7.5           14.6           (12.1)            1.5            11.5
=========================================================================================

                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  39

                   Notes to Consolidated Financial Statements



15. Quarterly Financial Data (Unaudited)

Quarterly operating results for 1999 and 1998 are summarized below (in millions, except per share amounts):

================================================================================
                                 1st          2nd          3rd          4th
                               Quarter      Quarter      Quarter      Quarter
================================================================================
 1999
================================================================================
Revenues                       $303.4       $355.7      $ 356.7       $423.6
--------------------------------------------------------------------------------
Pre-tax income (loss)            12.4         37.7        (42.1)        74.7
--------------------------------------------------------------------------------
Net income (loss)                 7.2         21.0        (31.6)        42.2
--------------------------------------------------------------------------------
Net income (loss) per share:
      Basic                      0.16         0.45        (0.66)        0.87
      Diluted                    0.15         0.43        (0.66)        0.85
================================================================================

================================================================================
 1998
================================================================================
Revenues                       $287.8       $319.2      $ 303.1       $364.2
--------------------------------------------------------------------------------
Pre-tax income (loss)             8.2         29.3         25.8         17.6
--------------------------------------------------------------------------------
Net income (loss)                 3.6         17.7         13.2         (7.2)
--------------------------------------------------------------------------------
Net income (loss) per share:
      Basic                      0.08         0.39         0.29        (0.16)
      Diluted                    0.08         0.37         0.28        (0.16)
================================================================================
Note: The full-year net income (loss) per share may not equal the sum of the quarterly amounts.

The following table shows the high and low sale price of True North's common stock and dividends paid each quarter since January 1, 1998:

===========================================================
                          Price Range           Dividends
                    High             Low         Declared
===========================================================
1999
===========================================================
1st quarter          $34 1/8       $22 1/2        $0.15
-----------------------------------------------------------
2nd quarter           30            23 1/16        0.15
-----------------------------------------------------------
3rd quarter           36 7/8        28 1/8         0.15
-----------------------------------------------------------
4th quarter           47            35 3/16        0.15
===========================================================

===========================================================
1998
===========================================================
1st quarter          $33 5/8       $23 9/16       $0.15
-----------------------------------------------------------
2nd quarter           34            26 5/16        0.15
-----------------------------------------------------------
3rd quarter           32 1/2        21 5/8         0.15
-----------------------------------------------------------
4th quarter           29 1/4        18 13/16       0.15
===========================================================

40  TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT

                   Notes to Consolidated Financial Statements



Management's Report on Financial Statements

The financial statements and related financial information included in this financial report are the responsibility of management. They have been reported in conformity with generally accepted accounting principles. In preparing these financial statements, management has necessarily included some amounts which are based on its best estimates and judgments. True North maintains systems of internal accounting and financial control designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. These systems of internal controls are reviewed, modified and improved as changes occur in business conditions and operations.

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

The Audit Committee, composed of nonemployee members of the Board of Directors, meets periodically with management, the independent public accountants, and the internal auditors. This Committee reviews audit plans and assesses the adequacy of internal controls and financial reporting. Both the independent public accountants and the internal auditors have direct access to the Audit Committee.


/s/ David A. Bell
David A. Bell, Chief Executive Officer


/s/ Kevin J. Smith
Kevin J. Smith, Chief Financial Officer


Report of Independent Public Accountants

To the Stockholders and Board of Directors of True North Communications Inc.:

We have audited the accompanying consolidated balance sheets of True North Communications Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Publicis Communication for each of the two years in the period ended December 31, 1998, the investment in which is reflected in the Company's consolidated financial statements using the equity method of accounting. The equity in its net earnings was $5.5 million and $8.8 million for the years ended December 31, 1998 and 1997, respectively. The financial statements of Publicis Communication were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Publicis Communication, is based solely upon the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of True North Communications Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Chicago, Illinois, March 1, 2000


                           TRUE NORTH COMMUNICATIONS INC. 1999 ANNUAL REPORT  41

                             Corporate Information

TRUE NORTH
COMMUNICATIONS INC.

David A. Bell
Chairman and Chief Executive Officer

Kevin J. Smith
Executive Vice President
Chief Financial Officer

Kenneth Ashley
Vice President
Treasurer

Suzanne S. Bettman
Executive Vice President
General Counsel

Terry D. Peigh
Executive Vice President
TN Services

Dale F. Perona
Senior Vice President
Secretary

Ramesh Rajan
Executive Vice President
Operations and Business Development

Richard P. Sneeder, Jr.
Vice President
Controller


OTHER EXECUTIVE OFFICERS

Gene Bartley
Chairman & Chief Executive Officer
Bozell Group

Harris Diamond
President & Chief Executive Officer
BSMG Worldwide

Chairman
True North Diversified Companies

Edward Harrigan
Chief Financial Officer
FCB Worldwide

Valentine J. Zammit
President & Chief Executive Officer
True North Diversified Companies


DIRECTORS

David A. Bell
Chairman and Chief Executive Officer
True North Communications Inc.

Joseph A. Califano, Jr.
Chairman and President
The National Center on Addiction and
Substance Abuse at Columbia University

Donald M. Elliman, Jr.
President
Ascent Sports Holdings

H. John Greeniaus
President, G-Force LLC
Former CEO, Nabisco, Inc.

Leo-Arthur Kelmenson
Chairman
FCB Worldwide

Michael E. Murphy
Retired Director and Vice Chairman
Sara Lee Corporation

Charles D. Peebler, Jr.
Chairman Emeritus
True North Communications Inc.

J. Brendan Ryan
Chief Executive Officer
FCB Worldwide

Donald L. Seeley
Former Chief Financial Officer
True North Communications Inc.

Marilyn R. Seymann
President and Chief Executive Officer
M ONE, Inc.

Stephen T. Vehslage
Retired Group Vice President
IBM Corporation


TRUE NORTH
MANAGEMENT
EXECUTIVE COMMITTEE

David A. Bell
Gene Bartley
Suzanne S. Bettman
Harris Diamond
Leo-Arthur Kelmenson
Dennis McClain
Terry D. Peigh
Ramesh Rajan
J. Brendan Ryan
Donald L. Seeley
Kevin J. Smith
Valentine J. Zammit


BOARD COMMITTEES

NOMINATING COMMITTEE
Donald M. Elliman, Jr., Chairman
David A. Bell
Joseph A. Califano, Jr.
Leo-Arthur Kelmenson
Michael E. Murphy

COMPENSATION COMMITTEE
Marilyn R. Seymann, Chairman
Donald M. Elliman, Jr.
H. John Greeniaus

AUDIT COMMITTEE
Michael E. Murphy, Chairman
H. John Greeniaus
Marilyn R. Seymann
Stephen T. Vehslage

FINANCE COMMITTEE
Donald L. Seeley, Chairman
David A. Bell
Donald M. Elliman, Jr.
Michael E. Murphy
Charles D. Peebler, Jr.
Stephen T. Vehslage

EXECUTIVE COMMITTEE
Donald M. Elliman, Jr., Chairman
David A. Bell
H. John Greeniaus
J. Brendan Ryan
Donald L. Seeley
Marilyn R. Seymann


GENERAL

STOCK LISTING
True North Communications Inc.
common stock is traded on
the New York Stock Exchange.
The ticker symbol is TNO.

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held on Wednesday,
May 17, 2000, at 10:00 a.m., at

The University of Chicago
Graduate School of Business
The Conference Center-Sixth Floor
450 N. Cityfront Plaza Drive
Chicago, IL 60611

STOCK TRANSFER AGENT
To assist in handling matters
relating to stock transfers,
automatic dividend reinvestment,
lost certificates or change of
address, please contact the
Company's transfer agent:

First Chicago Trust Company
A Division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
201/324-0498 or 800/446-2617

INVESTOR RELATIONS
For information or publications, contact:
Susan Geanuleas
VP, Corporate Communications
True North Communications Inc.
312/425-6570

42